   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1999.

________________________________________________________________________________
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           STRATEGIC INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                     DELAWARE                                           51-0305292
           (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
        OF INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

            C/O U.S. INDUSTRIES, INC.                                     08830
              101 WOOD AVENUE SOUTH                                     (ZIP CODE)
                   ISELIN, N.J.
     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (732) 767-0700

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                              NAME OF EACH EXCHANGE ON WHICH
       TITLE OF EACH CLASS TO BE REGISTERED                   EACH CLASS IS TO BE REGISTERED
       ------------------------------------                   ------------------------------
     Common stock, par value $0.01 per share                     New York Stock Exchange
         Preferred Stock Purchase Rights                         New York Stock Exchange

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

________________________________________________________________________________
________________________________________________________________________________

                           STRATEGIC INDUSTRIES, INC.

                 INFORMATION REQUIRED IN INFORMATION STATEMENT

ITEM 1. BUSINESS

     The registrant, Strategic Industries, Inc., a Delaware corporation, is presently an indirect wholly-owned subsidiary of U.S. Industries, Inc.

     The information required by this item is contained in the sections entitled 'Summary,' 'The Spin-off' and 'Business' of the Information Statement.+

ITEM 2. FINANCIAL INFORMATION

     The information required by this item is contained in the sections entitled 'Summary,' 'Capitalization,' 'Selected Combined Financial Data,' 'Unaudited Pro Forma Combined Condensed Financial Data' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' of the Information Statement.+

ITEM 3. PROPERTIES

     The information required by this item is contained in the section entitled 'Business' of the Information Statement.+

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is contained in the sections entitled 'Executive Compensation' and 'Security Ownership of Certain Beneficial Owners of Common Stock' of the Information Statement.+

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     The information required by this item is contained in the sections entitled 'Management -- Directors' and 'Management -- Executive Officers' of the Information Statement.+

ITEM 6. EXECUTIVE COMPENSATION

     The information required by this item is contained in the section 'Executive Compensation' of the Information Statement.+

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information required by this item is contained in the section entitled 'The Spin-off -- Agreements between Strategic and USI and Relationship after the Spin-off' of the Information Statement.+

ITEM 8. LEGAL PROCEEDINGS

     The information required by this item is contained in the section entitled 'Business -- Legal Proceedings' of the Information Statement.+

------------
+ Incorporated by reference.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The information required by this item is contained in the sections entitled 'The Spin-off -- Manner of Effecting the Spin-off,' 'The Spin-off -- Results of the Spin-off,' 'Projected Ownership of Our Stock Immediately After the Spin-off' and 'Description of Capital Stock' of the Information Statement.+

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The information required by this item is contained in the sections entitled 'Description of Capital Stock,' 'Rights Plan' and 'Purposes and Effects of Certain Provisions of Certificate of Incorporation, By-Laws and Delaware Statutory Law' of the Information Statement.+

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The information required by this item is contained in the sections entitled 'Purposes and Effects of Certain Provisions of the Certificate of Incorporation, By-Laws and Delaware Statutory Law' and 'Limitation on Liability and Indemnification of Officers and Directors' of the Information Statement.+

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by this item is identified in 'Index to Combined Financial Statements' of the Information Statement.+

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

    1. See Index to Combined Financial Statements on page F-1 of the Information Statement.+

    2. Financial Statement Schedules:

    II. Valuation and Qualifying Accounts

    All Schedules, other than that indicated above, are inapplicable, and are therefore omitted.

(b) Exhibits

                     Information Statement (attached to this Registration
          2.1   --   Statement as Annex A)
         *3.1   --   Amended and Restated Certificate of Incorporation of
                     Strategic (attached to Exhibit 2.1 as Annex A)
         *3.2   --   Amended and Restated By-Laws of Strategic
        **3.3   --   Rights Agreement, dated           , 1999, between Strategic
                     and           , as Rights Agent
                     Specimen form of certificate evidencing Strategic common
        **4.1   --   stock
                     Spin-off Agreement, dated       , 1999, between USI and
       **10.1   --   Strategic
                     Indemnification Agreement, dated          , 1999, between
       **10.2   --   USI and Strategic
       **10.3   --   Tax Sharing and Indemnification Agreement dated       ,
                     1999, between USI and Strategic
                     Corporate Transition Agreement, dated       , 1999, between
       **10.4   --   USI and Strategic
                     Interim Employment Agreement of John G. Raos, dated May 18,
        *10.5(a)--   1999
            *(b)--   Employment Agreement of John G. Raos, dated May 18, 1999
            *(c)--   Employment Agreement of Peter J. Statile, dated June 1, 1999
            *(d)--   Employment Agreement of Steven C. Barre, dated July 1, 1999
            *(e)--   Employment Agreement of Gary K. Meuchel, dated July 1, 1999
            *(f)--   Employment Agreement of Peter F. Reilly, dated July 1, 1999
       **10.6   --   Strategic Industries, Inc. Value Creation Plan
                     Strategic Industries, Inc. Stock Incentive Plan (attached to
       **10.7   --   Exhibit 2.1 as Annex B)
         10.8   --   Intercompany Promissory Notes together with index
       **21.1   --   Subsidiaries of Strategic
       **27.1   --   Financial Data Schedule

------------
 + Incorporated by reference.

 * Previously filed.

** To be filed by amendment.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          STRATEGIC INDUSTRIES, INC.

                                          By: /s/ STEVEN C. BARRE
                                               .................................
                                          Name: Steven C. Barre
                                          Title:  Vice President, General
                                                  Counsel and Secretary

November 4, 1999

                                                                     EXHIBIT 2.1

                     [LETTERHEAD OF U.S. INDUSTRIES, INC.]

                                                         , 1999

Dear USI Stockholder:

     I am pleased to enclose a copy of the information statement describing Strategic Industries, Inc., the company through which USI intends to spin-off the USI diversified group to our stockholders. When the spin-off is completed, Strategic will be a New York Stock Exchange-listed company entirely separate from USI. It will own and operate our present consumer products, precision engineered products and automotive products companies.

     You will receive one share of Strategic common stock for every ten shares
of USI common stock you hold at the close of business on                , 1999.
You will not be required to make any payment or take any other action to receive your Strategic common stock. We have received a tax ruling confirming that the receipt of Strategic common stock in the spin-off will be tax-free to our stockholders for U.S. tax purposes.

     The spin-off is conditioned upon completion of the new financing arrangements for Strategic described in the information statement. Subject to this, the spin-off is expected to occur, and regular way NYSE trading in
Strategic common stock is expected to commence, on                , 1999.

     Our Board of Directors approved the spin-off following a full review of various alternatives to improve company performance. The Board concluded that repositioning USI from a wide-ranging conglomerate to a company focused on three large building products businesses -- USI Bath and Plumbing, Lighting Corporation of America, and USI Hardware and Tools -- would achieve greater shareholder value over time.

     The spin-off will also enable us to strengthen our balance sheet. Strategic will pay us approximately $600 million principally to retire intercompany debt. We will use these proceeds to reduce our own debt, make acquisitions for our ongoing businesses and continue repurchasing our shares.

     Following the spin-off, we believe the diversified companies will be better able to develop along an independent strategic path with increased senior management attention. We would like to thank John Raos and others of his team who are leaving USI for their many contributions to our company and wish them tremendous success in their future endeavors at Strategic Industries.

                                          Sincerely,
                                          David H. Clarke
                                          Chairman and Chief Executive Officer

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES WILL NOT BE ISSUED PRIOR TO THE TIME THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRELIMINARY INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES.





                                                       ANNEX A
                    PRELIMINARY COPY, DATED NOVEMBER 4, 1999
                     -SUBJECT TO COMPLETION OR AMENDMENT-

                             INFORMATION STATEMENT
                           STRATEGIC INDUSTRIES, INC.
                                  COMMON STOCK
             (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

[LOGO]

You should consider carefully the risk factors beginning on page 8 of this information statement.

The spin-off does not require approval by USI stockholders. Therefore, USI is not asking you for a proxy and requests that you do not send USI a proxy.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any of our securities or those of USI.

We have prepared this information statement to provide you with information regarding the proposed spin-off to U.S. Industries, Inc. stockholders of all of our shares of common stock. At the time of the spin-off, we will own and operate the diversified businesses of USI.

If you are a USI stockholder at the close of business  on           , 1999, you
will receive one share of our common stock for every ten shares of USI common stock you hold at that time (together with cash instead of any fraction of a share to which you would be entitled). The spin-off will take effect
on         , 1999 and certificates for our shares will be mailed to you on or
about           , 1999. You will not be required to make any payment for the shares of our common stock that you will receive in the spin-off.

If you have any questions regarding the spin-off, you  may call ChaseMellon
Shareholder Services, L.L.C., telephone number            .

     No public market currently exists for our common stock. However, we are seeking to list our common stock on the New York Stock Exchange. If the shares are accepted for listing on the New York Stock Exchange, we expect that a 'when-issued' market will develop on or shortly before the record date for the spin-off and regular way trading will begin on the first business day after the effective date of the spin-off.

                Proposed New York Stock Exchange Trading Symbol

                                     'STG'

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR COMMON STOCK, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We first mailed this information statement to USI stockholders on , 1999.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Questions and Answers about the
  Spin-off............................   ii
Expected Timetable for the Spin-off...  iii
Forward-Looking Statements............   iv
Summary...............................    1
Risk Factors..........................    8
The Spin-off..........................   12
Capitalization........................   17
Selected Combined Financial Data......   18
Unaudited Pro Forma Combined Condensed
  Financial Data......................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   32
Management............................   40
Executive Compensation................   42
Projected Ownership of Our Stock
  Immediately after the Spin-off......   49
Description of Capital Stock..........   50
Rights Plan...........................   51
Purposes and Effects of Certain
  Provisions of Certificate of
  Incorporation, By-Laws and Delaware
  Statutory Law.......................   54
Limitation on Liability and
  Indemnification of Officers
  and Directors.......................   57
Additional Information................   58
Index to Combined Financial
  Statements..........................  F-1
ANNEXES
A  Amended and Restated Certificate of
   Incorporation......................  A-1
B  Strategic Industries, Inc. Stock
   Incentive Plan.....................  B-1
C  Material Federal Income Tax
   Consequences of Awards and Material
   Federal Income, Estate and Gift Tax
   Consequences Relating to the
   Transfer of Options Under Our Stock
   Incentive Plan.....................  C-1

                    QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

WHAT IS THE SPIN-OFF?   USI intends to pay a dividend to its stockholders consisting of all of our shares of common stock. The dividend is known as a spin-off. At the time of the spin-
                        off, we will own and operate the diversified businesses of USI.

WHAT WILL I RECEIVE IN  For every ten shares of USI stock that you hold at the close of business on
THE SPIN-OFF?                       , 1999, you will receive one share of our common stock. You will receive cash (net of applicable fees) instead of any fraction of a share to which you would be entitled. You will receive these automatically without any required payment or other action on your part. [Under our direct registration program, unless you give us instructions to do otherwise, your ownership of our common stock will be recorded electronically on our books and records rather than evidenced by a physical stock certificate.]

WHEN WILL THE SPIN-OFF  The spin-off will be completed as soon as possible after the conditions to the
OCCUR?                  spin-off are met. These conditions include:

                           USI's receipt of a tax ruling from the Internal Revenue Service to the effect that the spin-off will be tax-free to USI's stockholders and to USI for federal income tax purposes, and
                           completion of financing.

DO I HAVE TO PAY TAXES  USI is seeking a tax ruling to the effect that the spin-off will be tax-free to
ON THE RECEIPT OF       USI stockholders and to USI for federal income tax purposes, except with respect
STRATEGIC COMMON        to cash received instead of fractional shares. To review the material federal
STOCK?                  income tax consequences in greater detail, see page 16.

WILL STRATEGIC COMMON   We do not expect to pay cash dividends on our stock for the foreseeable future.
STOCK PAY DIVIDENDS?

WILL MY STRATEGIC       Yes, we anticipate that our common stock will be traded on the NYSE under the
COMMON STOCK BE LISTED  symbol 'STG,' subject to official notice of issuance.
ON THE NEW YORK STOCK
EXCHANGE?

WHAT WILL HAPPEN TO     USI will continue to own and operate its other businesses -- including bath and
USI AND MY EXISTING     plumbing, lighting and hardware. USI stock will continue to trade on the NYSE
USI COMMON STOCK?       under the symbol 'USI.' The spin-off will not affect the number of outstanding shares of USI stock or any rights of USI stockholders.

WHAT WILL HAPPEN TO     Beginning on or about           , 1999, and continuing through         , 1999,
THE TRADING OF USI AND  you will only be able to sell your USI stock with due bills for our stock. This
STRATEGIC COMMON        means that you will give up your right to receive our stock if you sell your USI
STOCK?                  stock during this time [and you will have to deliver the certificate for our stock to the buyer of your USI stock once you receive our stock certificate.]

                        Beginning on         , 1999, we expect that regular way trading in our stock will begin on the NYSE.

                      EXPECTED TIMETABLE FOR THE SPIN-OFF

[day], [date], 1999...........  'When-issued' trading in our common stock commences on the
                                NYSE.

[day], [date], 1999...........  USI common stock commences trading with due bills attached on the NYSE.

[day], [date], 1999...........  Spin-off record date for holders of USI common stock (5:00
                                p.m. New York time).

[day], [date], 1999...........  Spin-off effective date for holders of USI common stock.

                                Regular way trading in our common stock commences on the
                                NYSE.

[day], [date], 1999...........  Ex-entitlement date for the stock dividend for USI common stock trading on the NYSE.

[day], [date], 1999...........  Settlement date for 'when-issued' trading in our common stock on the NYSE.

                                NOTE TO READERS
                                ---------------

     Closer to completion of the spin-off, we will update this document to reflect information that will depend upon market conditions at that time, including:

            the amount and other terms of the indebtedness we will incur under a new credit facility and senior subordinated notes;

            the amount we will pay USI using the proceeds of this financing; and

            our pro forma financial condition and results of operations, which will give effect to the terms of the financing.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this information statement. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements are statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate will or may occur in the future, including such items as business strategy and measures to implement strategy, competitive strengths, objectives, goals, growth of our business and operations, plans and references to future success.

     Forward-looking statements also include any other statements that include words such as 'anticipate,' 'believe,' 'plan,' 'estimate,' 'intend' and other similar expressions.

     Forward-looking statements are based on certain assumptions and analyses we have made in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among others noted in this information statement, the following:

           interest rates,

           foreign currency exchange rates,

           instability in domestic and foreign markets,

           consumer spending patterns,

           availability of consumer and commercial credit,

           levels of automotive production,

           the effect of changes in domestic and foreign laws and regulations (including government subsidies, tariffs and international trade regulations),

           product initiatives and other actions taken by competitors,

           changes in raw material costs and our suppliers' continuing ability to fulfill our purchasing requirements, and

           Year 2000 issues.

     All of the forward-looking statements made in this information statement are qualified by these cautionary statements, and we cannot assure you that the results or developments we have anticipated will be realized. Even if the results and developments in our forward-looking statements are substantially realized, we cannot assure you that they will have the expected consequences to, or effects on us, or our business or operations.

                                    SUMMARY

     This summary highlights selected information from this information statement, but does not contain all details concerning the spin-off of our common stock to USI stockholders, including information that may be important to you. To better understand the spin-off and our business and financial position, you should carefully review this entire document. References to 'Strategic,' 'we,' 'us' or 'our' mean Strategic Industries, Inc. and its subsidiaries and assume the spin-off has already occurred. References to 'USI' mean U.S. Industries, Inc. and its subsidiaries (excluding, if the reference is to a date or period of time after the spin-off, Strategic and its subsidiaries). References to 'fiscal' are to the applicable fiscal year ended September 30.

                                  THE COMPANY

     Strategic Industries, Inc. operates and manages a diversified group of businesses on a decentralized basis, with a corporate management team providing strategic direction and financial support. Our operating companies are divided into three business groups: Consumer Products, Precision Engineered Products and Automotive Interior Products. In fiscal 1999, we had net sales of $858.9 million and operating income of $85.3 million.

     Our businesses provide high quality products and services and are operated by experienced management teams. We believe that many of our businesses generate attractive operating margins compared to their peers. Our products are used in a variety of markets by a broad range of end-users in the U.S. and internationally. We believe the business trends that affect our operating companies and the markets we serve vary. As a result, we believe our diversity reduces our exposure to any single market.

     The following table presents the operating companies in each of our business groups.

CONSUMER PRODUCTS

  Rexair Manufactures Rainbow'r' premium vacuum cleaners for sale through an extensive independent direct sales network

  EJ Footwear             Manufactures Georgia Boot'r' western, work and outdoor
                          sporting boots, Durango'r' boots and Lehigh'r' industrial
                          safety footwear

  Native Textiles         Manufactures warp knit fabrics used in lingerie and
                          activewear

  BiltBest Windows        Manufactures windows and patio doors

  SCF Industries          Manufactures folding and stacking chairs as a licensee of
                          the Samsonite'r' brand name

PRECISION ENGINEERED PRODUCTS

  Huron                   Manufactures precision metal products used in automobiles

  Bearing Inspection      Inspects and overhauls aircraft engine bearings and other
                          aircraft components
  FSM                     Manufactures flat shadow masks, a component of color
                          television picture tubes
  Jade Technologies       Manufactures customized leadframes for the semiconductor
                          industry (an approximately 75%-owned Singapore public
                          company)

AUTOMOTIVE INTERIOR PRODUCTS

  Garden State Tanning    Manufactures premium automotive leather

  Leon Plastics           Manufactures molded plastic parts and assemblies for
                          automotive interiors

     We also own approximately 20% of the equity of United Pacific Industries Limited, a company listed on the Stock Exchange of Hong Kong. United Pacific manufactures voltage converters and other electronic components. This equity interest is included in the Precision Engineered Products Group.

BUSINESS STRATEGY

     Our objective is to build our equity value by consistently focusing on reducing our debt and increasing profitability and cash flow. Key elements of our business strategy are described below.

           DEBT REDUCTION. Historically, our operating companies have generated significant cash flow. We intend to use a substantial portion of any available cash flow to reduce our debt. In addition, we will regularly evaluate our businesses to determine whether our debt reduction strategy should be accelerated through selected dispositions.

           GROWTH INITIATIVES. We will seek to build upon our niche positions through internal and external growth in targeted markets. We will selectively commit capital to extend our markets, develop new products and expand manufacturing capabilities. We will also consider complementary acquisitions to augment these initiatives. For example, in fiscal 1998, to enhance its product offering and foster increased sales, Rexair introduced a redesigned product line and increased efforts to expand its independent direct sales network in the United States and abroad. Recently, we also invested in a new facility for Bearing Inspection to support future growth and acquired Atech Turbine Components to complement Bearing Inspection's operations.

           COST REDUCTION AND MARGIN EXPANSION. We will seek to reduce costs and improve operating margins at each of our individual businesses through process improvements and by focusing on higher margin products and markets. For example, our continuous productivity improvement techniques have reduced operating costs at Huron and Leon Plastics, and we intend to apply these techniques where appropriate to other operating companies. Ongoing programs also include the continued rationalization of manufacturing operations and increased use of foreign sources of supply at EJ Footwear. In addition Garden State is implementing process changes to increase hide-cutting yields and is focusing on higher margin products.

           DECENTRALIZED MANAGEMENT WITH PERFORMANCE-BASED INCENTIVES. Our operating companies will be managed on a decentralized basis by experienced executives. The chief executive officers of our operating companies average over 15 years in their industries. Incentive compensation for senior executives at our operating companies will depend on reaching short and long-term operating goals linked to the executives' respective businesses. Our corporate management team will supply strategic direction and financial support to the operating companies. They have extensive experience in senior management positions within multi-industry public companies including Hanson PLC and USI. Their compensation under our value creation plan will depend upon reaching operating goals linked to our overall performance. Both our corporate management team and our operating company management will have significant personal equity interests in us, principally in the form of stock options.

ADDRESS AND TELEPHONE NUMBER

     We are a Delaware corporation. Our principal executive offices will be
located at             and our telephone number at that address will be
            .

                                  THE SPIN-OFF

Company Doing the         U.S. Industries, Inc., a Delaware corporation.
  Spin-off..............

Company Resulting from
  the Spin-off..........  Strategic Industries, Inc., a Delaware corporation.

Conditions to the         Completion of the spin-off is subject to the following
  Spin-off..............  conditions:

                           USI's receipt of a tax ruling from the Internal Revenue
                           Service to the effect that the spin-off will be tax-free to
                           USI's stockholders and to USI for federal income tax
                           purposes;

                           Availability of proceeds under our new credit facility and an offering of senior subordinated notes into the
                           institutional debt market.

                          We expect to use approximately $[588.2] million of proceeds of the new credit facility and the offering of senior
                          subordinated notes to repay existing indebtedness and
                          accrued interest owed by our businesses to subsidiaries of
                          USI, to repay other existing indebtedness and to pay
                          expenses incurred in the spin-off. The undrawn portion of
                          the new credit facility will be available for working
                          capital and to pay any spin-off adjustments that may be
                          required to be paid by our subsidiaries to subsidiaries of
                          USI. See 'Management's Discussion and Analysis of Financial
                          Condition and Results of Operations -- Liquidity and Capital
                          Resources' and 'The Spin-off -- Agreements between Strategic and USI and Relationship after the Spin-off.'

Spin-off Ratio..........  One share of our common stock for every ten shares of USI common stock held of record on the spin-off record date.

Spin-off Record Date....  , 1999 (5:00 p.m. New York time).

Spin-off Effective        , 1999. The dividend agent will commence mailing our common
  Date..................  stock certificates on this date.

Trading in USI Common
  Stock
  from the Spin-off
  Record Date up to and
  Including the Spin-off
  Effective Date........  During this period, USI stock will trade on the NYSE with due bills attached. The due bills will entitle a purchaser of USI stock during this period to receive one share of our stock for every ten shares purchased. If the spin-off
                          conditions are not satisfied and the spin-off is not
                          completed, the due bills will become null and void.

Our Outstanding Stock...  Based on approximately 88 million shares of USI common stock
                          outstanding at the close of business on       , 1999,
                          approximately 8.8 million shares of our stock will be
                          distributed in the spin-off. These shares will constitute
                          all of our capital stock that will be outstanding
                          immediately following the spin-off. After the spin-off, we will recommend the issuance to our executive officers and
                          other key employees of a total of        shares of our
                          common stock, which will be subject to certain restrictions.
                          In addition, we will issue a total of       shares of our
                          common stock to our non-employee directors. After taking
                          into account these issuances, we will have         shares of
                          common stock outstanding. After the spin-off, we will also recommend the issuance to our executive officers and other key employees of options to purchase the total number of
                          shares of

                                       our common stock determined by dividing $      million by
                                       the fair market value of our common stock on the date of
                                       grant (up to a maximum of       shares). See 'Executive
                                       Compensation -- Stock Incentive Plan.'
Interests in Fractions of
  Shares.............................  Fractions of shares of our common stock will not be issued in the spin-off. Instead, fractions of shares will be
                                       aggregated by the dividend agent and sold on the NYSE. The net cash proceeds of these sales will be paid ratably to USI stockholders otherwise entitled to fractions of shares. See
                                       'The Spin-off -- Fractions of Shares.'

[Direct Registration.................  Upon completion of the spin-off, we will issue the appropriate share of our common stock to you through direct registration rather than issuing a physical stock
                                       certificate unless you give specific instructions to do
                                       otherwise. See 'The Spin-off -- Direct Registration of Our
                                       Common Stock.']

Dividend Agent.......................  The dividend agent is ChaseMellon Shareholder Services,
                                       L.L.C. Its address and telephone number are:
Material Federal Income Tax
  Consequences to USI Stockholders...  It is a condition to the spin-off that USI receives a tax ruling from the Internal Revenue Service to the effect that, for federal income tax purposes, the spin-off will qualify as a tax-free distribution to the stockholders of USI under
                                       Section 355 of the Internal Revenue Code. Therefore, you
                                       will not incur federal income tax upon the receipt of our
                                       common stock in the spin-off, except with respect to cash
                                       received instead of a fraction of a share. See 'The
                                       Spin-off -- Material Federal Income Tax Consequences.'
Trading Market and Symbol for Our
  Common Stock.......................  We are seeking to list our common stock on the NYSE under the proposed symbol 'STG.' Prior to the spin-off, we do not expect there to be any public trading market for our common stock except that our common stock is expected to trade on a
                                       'when-issued' basis on the NYSE beginning on       , 1999,
                                       for settlement on        , 1999. If the spin-off is not
                                       completed, all 'when-issued' trading in our common stock
                                       will be null and void. If the spin-off is completed, we
                                       expect that 'regular way' trading in our common stock on the
                                       NYSE will commence at 9:30 a.m. New York time, on        ,
                                       1999, subject to official notice of issuance. See 'Risk
                                       Factors -- There Is No Trading History For Our Common Stock
                                       and We Do Not Expect to Pay Dividends' and 'The
                                       Spin-off -- Listing and Trading of Our Common Stock.'
Transfer Agent and Registrar for the
  Common Stock.......................  The transfer agent and registrar for the common stock is
                                       ChaseMellon Shareholder Services, L.L.C.

Agreements between Strategic
  and USI and Relationship after the
  Spin-off...........................  After the spin-off, we and USI will operate independently of each other as separate public companies. Neither we nor USI will own each other's stock (except, in the near-term, for a limited number of shares held in employee benefit plan
                                       trusts). All directors, executives and employees of USI who join us will cease to be directors, executives or employees of USI. See 'The Spin-off -- Agreements between Strategic
                                       and USI and Relationship after the Spin-off.'

                        SUMMARY COMBINED FINANCIAL DATA

     The historical summary combined financial data set forth below for each of the fiscal years in the three-year period ended September 30, 1999 are derived from our audited combined financial statements included elsewhere in this information statement. Historical financial information may not be indicative of our future performance as an independent company. Furthermore, the historical financial data presented below do not reflect certain pro forma adjustments giving effect to the spin-off which are reflected in 'Unaudited Pro Forma Combined Condensed Financial Data.' The information set forth below should also be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Combined Financial Statements and notes. See 'Index to Combined Financial Statements.' We have not presented data about historical earnings per share or dividends because the capital structure of our businesses prior to the spin-off is not indicative of our capital structure following the spin-off.

                                                                   FISCAL YEAR ENDED
                                                                     SEPTEMBER 30,
                                                              ----------------------------
                                                               1997     1998         1999
                                                               ----     ----         ----
                                                                     (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
     Net sales..............................................  $807.9   $888.5       $858.9
     Cost of products sold..................................   577.5    667.1        635.9
     Selling, general and administrative expenses...........   112.8    124.2        123.4
     Goodwill impairment and restructuring charges(A).......    --       62.8          0.7
     Operating income(A)(B).................................   108.9     25.2         85.3
     Net income (loss)......................................    49.4    (22.3)(C)     35.6(D)

BALANCE SHEET DATA (AT PERIOD END):
     Cash and cash equivalents..............................  $  8.4   $ 12.4       $ 14.7
     Working capital........................................   159.8    195.1        193.8
     Total assets...........................................   584.2    640.5        626.7
     Total debt(E)..........................................   364.8    344.4        543.6
     Invested capital (deficit).............................    82.1    126.0        (62.4)

OTHER DATA:
     Capital expenditures...................................    17.7     27.3         25.1
     Depreciation and amortization..........................    19.2     23.3         25.2

------------

 (A) In addition to the goodwill impairment and restructuring charges, we incurred $8.3 million in fiscal 1998 and $0.9 million in fiscal 1999, respectively, of other related charges which were included in cost of products sold and selling, general and administrative expenses. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and Note 4 to the Combined Financial Statements.

 (B) Operating income (loss) in fiscal 1997, 1998 and 1999 included
     $1.7 million, $(2.4) million and $(6.8) million, respectively, of equity earnings (loss) from our investment in United Pacific. Fiscal 1998 equity
     (loss) of $(2.4) million includes a charge of $(4.0) million associated with an impairment of a United Pacific subsidiary. Fiscal 1999 equity
     (loss) of $(6.8) million includes a write-down of our investment in United Pacific of $(5.5) million.

 (C) After an income tax benefit of $6.5 million, the $71.1 million of goodwill impairment, restructuring and other related charges reduced net income for fiscal 1998 by $64.6 million.

 (D) After an income tax benefit of $0.6 million, the $1.6 million of goodwill impairment, restructuring and other related charges reduced net income for fiscal 1999 by $1.0 million.

 (E) Amounts primarily represent intercompany notes and interest payable to affiliates.

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following summary unaudited pro forma combined condensed financial data reflect the spin-off as if it occurred as of October 1, 1998 for the year ended September 30, 1999 for pro forma combined condensed statement of operations data purposes and as of September 30, 1999 for pro forma combined condensed balance sheet data purposes. The unaudited pro forma combined condensed financial data reflect our expected capitalization as a result of the spin-off, the incurrence of a total of approximately $[588.2] million of indebtedness under the new credit facility and the senior subordinated notes and interest expense (including amortization of capitalized costs) relating to such borrowings. The unaudited pro forma combined condensed financial data do not include $10.5 million of expected non-recurring legal, investment banking and other advisory costs related to the spin-off which will be expensed by us at the time of the receipt of a favorable tax ruling from the Internal Revenue Service with regard to the spin-off. These data do not necessarily reflect our results of operations or financial position had the spin-off actually been completed as of the dates shown. Also, these data are not necessarily indicative of our future results of operations or future financial position. See 'Capitalization' and 'Unaudited Pro Forma Combined Condensed Financial Data.'

                                                               FISCAL YEAR ENDED
                                                                 SEPTEMBER 30,
                                                                      1999
                                                                      ----
                                                              (IN MILLIONS, EXCEPT
                                                                PER SHARE DATA)
PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS DATA:
     Net sales..............................................        $ 858.9
     Operating income.......................................           78.7(A)
     Interest expense.......................................           67.9
     Net income.............................................            9.1(A)
     Basic and diluted earnings per share(B)................           1.03

                                                                AT SEPTEMBER 30,
                                                                      1999
                                                                      ----
                                                              (IN MILLIONS, EXCEPT
                                                                PER SHARE DATA)
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
     Cash and cash equivalents..............................         $ 14.7
     Working capital........................................          193.8
     Total assets...........................................          605.5
     Total debt.............................................          600.0
     Total liabilities......................................          743.8
     Stockholders' equity (deficit).........................         (138.3)
     Book value (deficit) per share(B)......................         (15.72)

------------

 (A) Pro forma operating income for fiscal 1999 includes goodwill impairment and restructuring charges of $0.7 million and other related charges of $0.9 million. After an income tax benefit of $0.6 million, these charges reduced pro forma net income for fiscal 1999 by $1.0 million ($0.11 per share).

 (B) Pro forma basic and diluted earnings and book value (deficit) per share have been determined assuming that 8.8 million shares of our common stock will be issued in the spin-off.

                                  RISK FACTORS

     You should carefully consider the following risk factors relating to the ownership of common stock in our company.

WE WILL HAVE SUBSTANTIAL INDEBTEDNESS

     As of September 30, 1999, after giving pro forma effect to the spin-off, including our expected initial borrowings under the new credit facility and our issuance of the senior subordinated notes, we would have had combined indebtedness of approximately $[600.0] million and stockholders' deficit of approximately $[138.3] million. After giving pro forma effect to the additional interest expense and other changes in expenses expected after the spin-off, we would have had earnings per share of $[1.03] for fiscal 1999 instead of actual earnings per share of $4.05. See 'Capitalization' and 'Unaudited Pro Forma Combined Condensed Financial Data.' The new credit facility will require us to
repay $        million principal amount of term loans on or before           .
Accordingly, our excess cash flow from operations (after capital expenditures) during this period will be dedicated in substantial part to meeting debt service and amortization requirements, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. Our ability to generate cash available for the repayment of debt will depend upon numerous business factors, many of which are outside our control. See 'Forward-Looking Statements.'

     We believe that our cash flow from operations, available cash and available borrowings under our new credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the new credit facility in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. To the extent that cash flow from operations is insufficient to cover our working capital, capital expenditure and debt service requirements, we, in order to pay such expenses, may seek to obtain funds from additional borrowings, sell a portion of our businesses, engage in sale/leaseback transactions and/or raise equity capital. We cannot assure you of the availability or accessibility of these or other similar transactions, or that these or other similar transactions could be accomplished on terms favorable to us. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

     In addition, the new credit facility and the indenture governing the senior subordinated notes will contain covenants restricting, among other things, our ability to incur additional indebtedness and create liens. These restrictions could have important consequences to us. For example, they could:

           increase our vulnerability to general adverse economic and industry conditions;

           limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

           place us at a competitive disadvantage compared to our competitors that have less debt; and/or limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

     See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- New Credit Facility and Senior Subordinated Notes.'

THERE IS NO TRADING HISTORY FOR OUR COMMON STOCK AND WE DO NOT EXPECT TO PAY DIVIDENDS

     Although we are seeking to list our common stock on the New York Stock Exchange, there is no existing market for our common stock. We cannot assure you as to the trading prices for our common stock either in the 'when issued' market or after 'regular way' trading begins. Until our common stock is fully distributed and an orderly market develops, the trading prices for our common stock may be adversely affected by the sale of a substantial number of shares. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our businesses, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions.

     We do not expect to pay cash dividends on our common stock for the foreseeable future. We will be restricted from paying dividends under the terms of our new credit facility and the senior subordinated notes.

OUR BUSINESSES OPERATE IN HIGHLY COMPETITIVE MARKETS AND COMPETE WITH MANY LARGER AND BETTER CAPITALIZED COMPANIES

     Generally, our operating companies are subject to competition from a substantial number of regional, national and international competitors, many of which have greater financial, manufacturing, engineering and other resources than our operating companies. Many of these competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Many of our subsidiaries' products are not protected by any proprietary rights such as patents. Although we believe that our operating companies have certain advantages over their competitors, realizing and maintaining such advantages will require continued and, in some cases, increased investment by our operating companies in manufacturing, research and development, quality standards, marketing and customer service and support. We cannot assure you that our operating companies will have sufficient resources to continue to make such investments or that they will be successful in maintaining such advantages. Failure to make such investments or to maintain such advantages could have a material adverse effect on our business, financial condition and results of operations.

THERE ARE NUMEROUS RISKS ASSOCIATED WITH CONDUCTING OPERATIONS IN INTERNATIONAL MARKETS

     Our operating companies manufacture and assemble products at numerous facilities, some of which are located outside the United States. We also obtain components and finished goods from suppliers located outside the United States. Although we have not experienced significant problems conducting operations in or obtaining supplies from these areas, changes in local economic or political conditions could affect our manufacturing, assembly and distribution capabilities and have a material adverse effect on our business, financial condition and results of operations. Additional risks inherent in our international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, changes in local economic or political conditions, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In fiscal 1999, we derived approximately 46% of our net sales from customers outside the United States. At September 30, 1999, we held $120.4 million of assets outside of the United States. We intend to continue to expand our operations outside the United States and to enter additional international markets. With respect to our foreign sales that are U.S. dollar-denominated, decreases in the value of foreign currencies relative to the U.S. dollar have in the past, and could in the future, make our products less price competitive.

     Decreases in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency conversions. We make limited use of derivative products in order to hedge our foreign exchange exposure. We also borrow in foreign currencies to effectively hedge a portion of our net investment in our foreign subsidiaries.

WE ARE DEPENDENT ON CERTAIN INDUSTRIES

     A significant portion of our sales are made to customers in the automotive and consumer electronics industries. These industries are cyclical in nature and subject to changes in general economic conditions. In addition, the automotive industry is subject to periodic labor stoppages and efforts by original equipment manufacturers to obtain price concessions from suppliers. Economic downturns and the potential declines in automotive and consumer electronics sales, long-term labor stoppages or significant price concessions in the automotive industry may have a material adverse effect on our net sales and operating income.

SALES BY REXAIR ARE DEPENDENT ON AN INDEPENDENT DISTRIBUTION NETWORK AND THE AVAILABILITY OF CONSUMER CREDIT

     Rexair's sales are directly dependent on the efforts of independent distributors. Growth in future sales volume will require growth in the number of distributors and sales representatives and/or increased productivity by them. As is typical of most direct selling businesses, Rexair experiences a high level of turnover in its independent distribution network from year to year which requires the replacement of outgoing members in order to maintain its overall distribution network. Sales levels and distributor and sales representative retention levels are affected by changes in the level of distributor and sales representative motivation. This in turn can be affected by a number of factors such as new legislation or regulations affecting direct selling activities, general economic conditions including levels of unemployment (which, when low, adversely affects recruitment), and the perception of Rexair's products or of direct selling businesses generally. Historically, Rexair has experienced periodic increases and decreases in the number of independent distributors and sales representatives; however, we cannot predict the timing or degree of these changes. We estimate that over 60% of the purchases of Rexair products in the United States are financed either through independent consumer finance companies or, to a lesser extent, through the independent distributors. Accordingly, the inability to maintain or increase its independent distribution network or the unavailability of consumer credit could have a material adverse effect on Rexair's business, financial condition and results of operations.

WE FACE ENVIRONMENTAL REGULATION OF OUR OPERATIONS

     Our businesses are subject to a variety of federal, state, local and foreign governmental regulations relating to the use, transportation, storage, discharge, emission or disposal of hazardous substances and wastes, remediation of contamination associated with releases of hazardous substances at our facilities and at off-site disposal locations, and worker health and safety. These regulations are complex, change frequently and have tended to become more stringent over time.

     Based on our experience to date, we believe that the future cost of compliance with existing environmental regulations and the future cost of necessary investigation or remediation of contamination will not have a material adverse effect on our business, financial condition or results of operations. Nevertheless, future events, such as discovery of unknown contamination, compliance with more stringent regulations, or more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing regulations, could require us to make material expenditures. See 'Business -- Governmental Regulation.'

AN INCREASE IN THE PRICE OF RAW MATERIALS COULD ADVERSELY AFFECT OUR OPERATIONS

     Our operating companies purchase most of the raw materials for their products on the open market, and as such, our cost of products sold may be affected by changes in the market price of such raw materials. We do not generally engage in commodity hedging transactions for raw materials. Significant increases in the prices of our operating companies' products due to increases in the cost of raw materials could have a negative effect on demand for their respective products and on profitability as well as a material adverse effect on our business, financial condition and results of operations.

FAILURE BY US OR CERTAIN THIRD PARTIES TO BE YEAR 2000 COMPLIANT POSES CERTAIN RISKS

     The inability of our information systems to process dates on or after January 1, 2000 could have serious adverse effects on us. Our business operations are also dependent on the Year 2000 readiness of our customers and suppliers.

     We engaged outside technology consultants to review the Year 2000 readiness of our operating companies. We developed our Year 2000 plans based on this review. We cannot assure you that our Year 2000 plans will be effective, that our estimates about the timing and cost of completing our plans will be accurate or that our customers and third party suppliers will timely resolve any or all Year 2000 problems with their systems. Any failure by us, our customers or our suppliers to timely resolve Year 2000 issues could have a material adverse effect on our business, financial condition and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure.'

WE HAVE NO OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY AND ARE DEPENDENT ON KEY PERSONNEL

     We do not have an operating history as an independent public company. Our businesses have historically relied on USI for certain administrative services and financial support. After the spin-off, this will no longer be the case.

     Our success as an independent public company depends to a significant extent on the continued services of our senior management and other members of management. We could be adversely affected if any of these persons were unwilling or unable to continue in our employ.

WE WILL BE SUBJECT TO CERTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE OF CONTROL

     Prior to the spin-off we will enter into a rights agreement under which preferred stock purchase rights will attach to our presently outstanding shares of common stock and to all shares of common stock to be issued afterwards (including common stock that will trade on a 'when issued' basis) until the rights expire. The rights may cause substantial dilution to a person or group that acquires 15% or more of our common stock unless the rights are first redeemed by our board of directors. Unless earlier redeemed, the rights will expire at the close of business on the date of our annual meeting of stockholders in 2001 and the rights agreement will not be extended or renewed beyond this date without the approval of our independent directors. In addition, our certificate of incorporation and by-laws and Delaware statutory law contain several provisions that could have the effect of delaying or preventing our change of control in a transaction not approved by our board of directors. Accordingly, our stockholders could be prevented from realizing a premium on their shares if such a transaction was not approved by our board of directors. Our agreements with our executive officers and certain other key employees may have the effect of making a change of control more expensive. See 'Executive Compensation,' 'Rights Plan,' and 'Purposes and Effects of Certain Provisions of Certificate of Incorporation, By-Laws and Delaware Statutory Law.'

                                  THE SPIN-OFF

MANNER OF EFFECTING THE SPIN-OFF

     The spin-off will be effected by a stock dividend paid to holders of record of USI common stock. The spin-off ratio will be one share of our common stock for every ten shares of USI common stock outstanding on the spin-off record date. USI stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange USI common stock in order to receive shares of our common stock. All shares of our common stock received by USI stockholders in connection with the spin-off will be fully paid and non-assessable. USI stockholders do not have any appraisal rights in connection with the spin-off.

     During the period beginning on or about       , 1999 and continuing through
           , 1999, USI common stock will trade on the NYSE with due bills attached. The due bills will entitle a purchaser of USI common stock during this period to receive one share of our common stock for each ten shares purchased. If the spin-off is not completed, all due bills attaching to USI common stock will become null and void.

     In order to be entitled to receive shares of our common stock in the spin-off, USI stockholders must be holders of record of USI common stock at 5:00 p.m. New York time on the spin-off effective date, which is expected to be
       , 1999.

     The dividend agent is ChaseMellon Shareholder Services, L.L.C. [We have a direct registration (book entry) program with respect to ownership of our common stock. Upon completion of the spin-off, we will issue the appropriate shares of our common stock to you through direct registration rather than issuing a physical stock certificate unless you give specific instructions to do otherwise. See ' -- Direct Registration of Our Common Stock.']

FRACTIONS OF SHARES

     No certificates representing fractions of shares will be issued as part of the spin-off. Instead of receiving a fraction of a share, each USI shareholder of record on the spin-off effective date who would otherwise be entitled to receive a fraction of a share will receive cash. As soon as practicable after the spin-off effective date, ChaseMellon will aggregate and sell all fractions of shares of our common stock on the NYSE at then prevailing market prices and distribute the aggregate proceeds (net of fees) ratably to stockholders entitled to them. See ' -- Material Federal Income Tax Consequences' below for a discussion of the federal income tax treatment of the sale of interests in fractions of shares.

RESULTS OF THE SPIN-OFF

     Following the spin-off, we will be a separate, publicly-traded company that holds the USI diversified businesses. Immediately after the spin-off, based on the number of outstanding shares of USI common stock and the number of record
holders on         , 1999, we expect to have approximately 8.8 million shares of
common stock outstanding, held by approximately         record holders
(excluding           shares of our common stock that we anticipate will be
issued, subject to certain restrictions, to executive officers and other key
employees, and         shares of our common stock that will be issued to our
non-employee directors, after the spin-off effective date as described under 'Executive Compensation'). The actual number of shares of our common stock to be issued will be determined as of the spin-off effective date.

     Following the spin-off, USI will continue to own and operate its other businesses -- including bath and plumbing, lighting and hardware. The spin-off will not affect the number of outstanding shares of USI common stock or any rights of USI stockholders.

LISTING AND TRADING OF OUR COMMON STOCK

     Our common stock has been authorized for listing on the NYSE under the symbol 'STG', subject to official notice of issuance. Prior to the spin-off, we do not expect any public trading market for our common stock to exist except
that, beginning on        , 1999, our common stock is expected to trade on a
'when-issued' basis on the NYSE for settlement when our common stock is issued
on        , 1999. The term 'when-issued' means trading in shares prior to the time certificates are actually available or issued. If the spin-off conditions are not satisfied and the stock dividend is not paid, all such 'when-issued' trading will become null and void. If the spin-off conditions are satisfied and the stock dividend is paid on the spin-off effective date, it is expected that 'regular way' trading in our common stock on the NYSE will commence at 9:30 a.m.
New York time on         , 1999, subject to official notice of issuance.

     The shares of our common stock issued to USI stockholders will be freely transferable, except for shares received by persons who may be deemed to be our 'affiliates' under the Securities Act. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers and directors. Persons who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and Rule 144 under the Securities Act (with the exemption under Rule 144 not available until 90 days after the date of this information statement).

     Certain USI subsidiaries, including certain of the subsidiaries to be transferred to us, presently maintain tax-qualified profit-sharing and savings plans that hold, among other assets, USI common stock. Certain of our subsidiaries will continue to maintain these plans or establish new plans to which liabilities and assets, including USI common stock, will be transferred in connection with the spin-off. Based upon their ownership of USI common stock on the spin-off record date after giving effect to these transfers, USI plans and our plans are expected to hold approximately [53,200] and [62,648] shares of our common stock, respectively, and our plans are expected to hold approximately [626,480] shares of USI common stock. The trustees of the USI plans presently intend to dispose of all of our common stock acquired in the spin-off. We expect that participants in our plans will be permitted to redirect any investments in USI common stock to other permitted investments under such plans for a period of time. However, after such time, the trustees of our plans intend to dispose of all USI common stock held in our plans and invest the net proceeds of such dispositions in shares of our common stock, subject to the exercise of the trustee's fiduciary duties under applicable law. The dispositions will be made on behalf of participating employees and subject to the exercise of the trustees' fiduciary duties under applicable law. The timing of dispositions and acquisitions will be determined by plan administrators and trustees or by their independent institutional investment managers, subject to their exercise of fiduciary duties under applicable law. We and USI cannot predict the timing of dispositions and acquisitions, but we expect that they will occur during the first few months following the spin-off. Dispositions are expected to be made, to the extent practicable by exchanges of our common stock and USI common stock between plans at prices based upon publicly-reported trading prices and also by open market sales. See 'Projected Ownership of Our Stock Immediately after the Spin-off.'

     For a discussion of certain uncertainties that should be considered when trading in our common stock, see 'Risk Factors -- There is No Trading History for Our Common Stock and We Do Not Expect to Pay Dividends.'

[DIRECT REGISTRATION OF OUR COMMON STOCK

     We will have a direct registration (book entry) program with respect to record ownership of our common stock. Direct registration is a service that allows shares to be owned, reported and transferred electronically without having a physical stock certificate issued. Persons who acquire shares of our common stock will not receive a physical stock certificate (unless certificates are requested); rather, ownership of the shares is recorded in the names of such persons electronically on our books and records. Direct registration is intended to alleviate problems relating to stolen, misplaced or lost stock certificates and to reduce the paperwork relating to the transfer of ownership of our common stock.

Under direct registration, the voting, dividend and other rights and benefits of holders of our common stock remain the same as with holders of certificates.

     Upon completion of the spin-off, we will mail you a statement confirming the issuance to you of the appropriate shares of our common stock through direct registration, rather than issuing a physical stock certificate unless you give specific instructions to do so. The mailing will explain how to obtain a physical certificate, if you wish.

     The requirements for transferring book entry shares are the same as for shares represented by a physical stock certificate except that, with direct registration, there is no certificate to surrender. Our common stock owned through the direct registration program may be sold and transferred through a stock broker or through ChaseMellon Shareholder Services, L.L.C., the transfer agent for our common stock.

     In order to utilize the services of a stock broker, you must first add the appropriate stock broker information to the direct registration account maintained by the transfer agent. Thereafter you may by telephone transfer our common stock to a brokerage account at such stock broker and then may sell or transfer such shares by giving instructions to the broker.

     Alternatively, shares of our common stock owned through direct registration may be sold or transferred through the services of the transfer agent. Sales will be made through the transfer agent when practicable, but at least once each week. The transfer agent cannot accept instructions to sell shares on a specific day or at a specific price. The price per share will be the average price per share of all of our common stock sold during the period by the transfer agent for holders of book entry shares.]

AGREEMENTS BETWEEN STRATEGIC AND USI AND RELATIONSHIP AFTER THE SPIN-OFF

     After the spin-off, we and USI will operate independently of each other as separate public companies. Neither we nor USI will have any beneficial stock ownership interest in the other (although employee benefits plan trusts sponsored by us and USI and/or certain of our or their subsidiaries will, in the near term, hold certain of the other company's shares). All directors, executives and employees of USI who join us will cease to be directors, executives or employees of USI.

     We will enter into agreements with USI providing for the transfer of the USI diversified businesses to us prior to the spin-off. We will also enter into agreements with USI that will define our responsibilities regarding the following:

           indemnification against certain liabilities, including liabilities for taxes; and

           corporate transitional matters, including the transfer of assets and liabilities under employee benefit plans.

     These agreements will be negotiated before the spin-off and thus will be negotiated between affiliated parties. Accordingly, we cannot assure you that any of these agreements, or that any of the transactions provided for in these agreements, will be effected on terms at least as favorable to us or to USI as could have been obtained from unaffiliated third parties.

     Following the spin-off, additional or modified agreements, arrangements and transactions may be entered into by us and USI. Any such future agreements, arrangements and transactions will be determined through arm's-length negotiation between the parties.

     The following is a summary of certain agreements, arrangements and transactions to be entered into between us and USI and our and its respective subsidiaries. Certain of these agreements will be filed as exhibits to this information statement, and the following descriptions are qualified in their entirety by reference to such exhibits.

     Agreements to Effect the Transfer of the Diversified Businesses of USI. The assets and liabilities of USI's diversified businesses will be transferred by USI and its subsidiaries to us. The transfer will be subject to a post spin-off adjustment, if any. We and USI will each agree to execute and deliver such further assignments, documents of transfer, deeds and instruments as may be necessary for the more effective implementation of such transfers.

     Some assignments and transfers may require prior consent by third parties and various filings or recordings with governmental entities. Some permits or licenses may require reapplication by us, and reissuance in our name. If consent to the assignment or reissuance of any contract, license or permit being transferred is not obtained, we and USI will develop alternative approaches so that, to the maximum extent possible, we will receive the benefits of the contract, license or permit and will discharge the duties and bear the costs and risks under the contract, license or permit. We will bear the risk that the alternative arrangements will not provide us with the full benefits of the contract, license or permit. We and USI, however, believe that all necessary consents and reissuances that are material to us will be obtained.

     Indemnification Agreement. In connection with the spin-off, we will enter into an indemnification agreement with USI. Under the agreement, subject to certain exceptions, we will agree to indemnify USI against all liabilities, litigation and claims arising out of USI's diversified businesses (including liabilities for claims relating to or arising out of the assets, businesses and operations previously conducted by these businesses or their predecessors, subject to certain exceptions). USI will agree to indemnify us against (1) all liabilities, litigation and claims arising out of all USI operations other than the diversified businesses, (2) liabilities (including liabilities under the Securities Exchange Act of 1934) for statements included in this information statement and (3) certain other liabilities. Neither we nor USI will be entitled to a recovery to the extent any liability is covered by proceeds received by it from any third-party insurance policy. In circumstances in which the potential liability is joint, we and USI will share responsibility for the liability on a mutually agreed basis consistent with the principles established in the indemnification agreement.

     The indemnification agreement will set forth procedures for notification and payment of claims, use and preservation of records and resolution of disputes. Liability for tax-related matters will be governed by the tax sharing and indemnification agreement described below.

     Tax Sharing and Indemnification Agreement. We will enter into a tax sharing and indemnification agreement with USI that will govern the allocation between us of federal, state, local and foreign tax liabilities and related tax matters, such as the preparation and filing of tax returns and the conduct of audits and other tax proceedings, for taxable periods before and after the spin-off.

     In general, the tax sharing agreement will provide that (i) USI will be responsible for, and will indemnify us and our subsidiaries against, tax liabilities for taxable periods ending on or prior to, the date of the spin-off and (ii) we will be responsible for, and will indemnify USI and its subsidiaries against, tax liabilities for taxable periods beginning on or after the date of the spin-off.

     In addition, USI will be liable for, and will indemnify us and our subsidiaries against, all tax liabilities incurred by us or our subsidiaries as a result of any event, action, or failure to act, wholly or partially within the control of USI or any of its subsidiaries, including any event, action or failure to act that results in a breach of any representation made to the Internal Revenue Service in connection with the ruling request, or any other event related to the acquisition of USI stock, resulting in taxes imposed on us or any of our subsidiaries with respect to any action taken pursuant to the spin-off or any related transaction. We will be liable for, and will indemnify USI and its subsidiaries against, all tax liabilities incurred by USI or any of its subsidiaries as a result of any event, action, or failure to act wholly or partially within our control or the control of any of our subsidiaries, including any event, action or failure to act that results in a breach of any representation made to the Internal Revenue Service in connection with the ruling request, or any other event related to the acquisition of our stock, resulting in taxes imposed on USI or any of its subsidiaries with respect to any action taken pursuant to the spin-off or any related transaction.

     Corporate Transition Agreement. We expect to enter into an agreement with USI providing for the transfer of certain corporate assets (including corporate-sponsored employee benefit plans) and related obligations by USI to us and our subsidiaries, and for the reimbursement by us of USI for certain expenses incurred in connection with our formation and related matters. Upon completion of the spin-off and satisfaction of certain conditions, we would assume sponsorship of and all responsibility for benefit liabilities under each of the plans with respect to our employees, including the retirement program and SRP described under 'Executive Compensation.' Following the completion of the spin-off, assets attributable to our employees under plans maintained or sponsored by USI would be transferred from the master trusts maintained with respect to such plans to mirror trusts established by us. With respect to each of our plans which is a 'welfare plan,' and including workers' compensation, we will be responsible for all claims by our employees and their dependents after completion of the spin-off. With respect to each of our plans which is a nonqualified pension plan or bonus plan which is not funded, we will generally assume liability and be responsible for all benefits.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The spin-off is conditioned upon receipt by USI of a private letter ruling from the Internal Revenue Service to the effect that, among other things, the spin-off will qualify as a tax-free spin-off to USI's stockholders and USI under
Section 355 of the Internal Revenue Code. As a tax-free spin-off:

     (1) A USI stockholder will not recognize any income, gain or loss as a result of the spin-off except, as described below, in connection with the receipt of cash, if any, instead of a fraction of a share of our common stock.

     (2) A USI stockholder will apportion the tax basis for his USI stock on which our common stock is distributed between the USI stock and our common stock received in the spin-off (including any fraction of a share of our common stock deemed received) in proportion to the relative fair market values of USI stock and our common stock on the date of the spin-off.

     (3) The holding period for our common stock received by a USI stockholder in the spin-off will include the period during which he held the USI stock on which our common stock is distributed, provided that the USI stock is held as a capital asset by such holder on the date of the spin-off.

     (4) A USI stockholder who receives cash instead of a fraction of a share of our common stock will be treated as if he received a fraction of a share of our common stock as part of the spin-off and then sold the fraction of a share through the dividend agent. Accordingly, the USI stockholder will recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in our common stock that is allocable to the fraction of a share, which gain or loss will be capital gain or loss, provided that the fraction of a share was held as a capital asset at the time of the spin-off.

     (5) USI will not recognize any gain or loss as a result of the spin-off.

     Current Treasury regulations require each USI stockholder who receives our common stock in the spin-off to attach to his or her federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the spin-off. USI will provide the appropriate information to each stockholder of record as of the spin-off record date.

     Backup Withholding. Under the Internal Revenue Code, a USI stockholder may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to the amount of cash, if any, received instead of an interest in a fraction of a share pursuant to the spin-off unless the holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     The summary of federal income tax consequences set forth above may not be applicable to stockholders who receive their shares of our common stock through the exercise of employee stock options or otherwise as compensation or who are otherwise subject to special treatment under the Internal Revenue Code. All stockholders should consult their own tax advisors as to the particular tax consequences to them, including the applicability and effect of state, local and foreign tax laws.

REASONS FOR FURNISHING THIS INFORMATION STATEMENT

     This information statement is being furnished by USI solely to provide information to USI stockholders about, subject to the satisfaction of the spin-off conditions, the receipt of our common stock pursuant to the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or those of USI. The information contained in this information statement is believed by us and USI to be accurate as of the date set forth on its front cover. Changes may occur after that date, and neither we nor USI will update the information except in the normal course of our respective public disclosure practices.

                                 CAPITALIZATION

     The following table, which is unaudited, sets forth, as of September 30, 1999, our capitalization as adjusted to reflect the spin-off and the incurrence of indebtedness under the new credit facility and the senior subordinated notes, as if these transactions had occurred as of that date. This data should be read in conjunction with 'Unaudited Pro Forma Combined Condensed Financial Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Combined Financial Statements and notes. See 'Index to Combined Financial Statements.'

                                                                 AS OF SEPTEMBER 30, 1999
                                                          --------------------------------------
                                                                     PRO FORMA
                                                          ACTUAL    ADJUSTMENTS     AS ADJUSTED
                                                          ------    -----------     -----------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
Long-Term Debt (including current portion):
     New credit facility and senior subordinated
       notes............................................  $ --        $ 588.2          $588.2
     Notes and interest payable to affiliates...........   514.7       (514.7)         --
     Other..............................................    28.9        (17.1)(A)        11.8 (B)
                                                          ------      -------          ------
          Total long-term debt (including current
            portion)....................................   543.6         56.4           600.0

Stockholders' Equity (Deficit):
     Common stock, 23,000,000 shares authorized, par
       value $0.01 per share, 8,800,000 shares issued
       and outstanding
       (as adjusted)....................................    --         --              --
     Preferred stock, 2,000,000 shares authorized, none
       issued and outstanding...........................    --         --              --
     Retained earnings (deficit)........................    --         (138.3)(C)      (138.3)
     Invested capital (deficit).........................   (62.4)        62.4 (C)      --
                                                          ------      -------          ------
          Total invested capital (deficit)/stockholders'
            equity (deficit)............................   (62.4)       (75.9)         (138.3)
                                                          ------      -------          ------
               Total capitalization.....................  $481.2      $ (19.5)         $461.7
                                                          ------      -------          ------
                                                          ------      -------          ------

------------

 (A) To reflect the repayment of long-term debt.

 (B) Represents indebtedness of Jade Technologies, our approximately 75%-owned, Singapore-based subsidiary.

 (C) To reflect the net effect on invested capital (deficit)/stockholders' equity (deficit) of the following (in millions):

    Net pension adjustment..................................  $ (36.2)
    Non-recurring transaction costs.........................    (10.5)
    Dividend to USI.........................................    (29.2)
                                                              -------
                                                              $ (75.9)
                                                              -------
                                                              -------
    Adjustment to Retained earnings (deficit)...............  $(138.3)
    Adjustment to Invested capital (deficit)................     62.4
                                                              -------
                                                              $ (75.9)
                                                              -------
                                                              -------

     For further discussion, please see 'Unaudited Pro Forma Combined Condensed Financial Data -- Notes to Pro Forma Combined Condensed Balance Sheet.'

                        SELECTED COMBINED FINANCIAL DATA

     The historical selected combined financial data of Strategic set forth below for each of the years in the four-year period ended September 30, 1999 are derived from the audited combined financial statements of Strategic, the last three years of which are included elsewhere in this information statement. The historical selected combined financial data for the year ended September 30, 1995 are unaudited but, in our opinion, have been prepared on a basis consistent with that for the four-year period ended September 30, 1999. Historical financial information may not be indicative of our future performance as an independent company. Furthermore, the historical financial data presented below do not reflect certain pro forma adjustments giving effect to the spin-off which are reflected in 'Unaudited Pro Forma Combined Condensed Financial Data.' The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Combined Financial Statements and notes thereto. See 'Index to Combined Financial Statements.' Historical basic and diluted earnings per share and dividend data have not been presented, as the capital structure of the businesses that comprise Strategic prior to the spin-off is not indicative of its capital structure following the spin-off.

                                                                FISCAL YEAR ENDED
                                                                  SEPTEMBER 30,
                                                -------------------------------------------------
                                                   1995        1996     1997      1998      1999
                                                   ----        ----     ----      ----      ----
                                                (UNAUDITED)
                                                                  (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
     Net sales................................    $714.9      $737.7   $807.9    $888.5    $858.9
     Cost of products sold....................     518.7       521.9    577.5     667.1     635.9
     Selling, general and administrative
       expenses...............................     103.9       105.8    112.8     124.2     123.4
     Goodwill impairment and restructuring
       charges(A).............................     --           --       --        62.8       0.7
     Operating income(A)(B)...................      83.8       101.2    108.9      25.2      85.3
     Net income (loss)........................      30.2        39.9     49.4     (22.3)(C)   35.6(D)
BALANCE SHEET DATA (AT PERIOD END):
     Cash and cash equivalents................    $  9.4      $  3.3   $  8.4    $ 12.4    $ 14.7
     Working capital..........................     141.0       156.2    159.8     195.1     193.8
     Total assets.............................     530.5       563.4    584.2     640.5     626.7
     Total debt(E)............................     404.5       411.1    364.8     344.4     543.6
     Invested capital (deficit)...............       8.1        23.1     82.1     126.0     (62.4)
OTHER DATA:
     Capital expenditures.....................      22.1         9.8     17.7      27.3      25.1
     Depreciation and amortization............      15.7        19.2     19.2      23.3      25.2

------------

 (A) In addition to the goodwill impairment and restructuring charges, we incurred $8.3 million in fiscal 1998 and $0.9 million in fiscal 1999, respectively, of other related charges which were included in cost of products sold and selling, general and administrative expenses. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and Note 4 to the Combined Financial Statements.

 (B) Operating income (loss) in fiscal 1997, 1998 and 1999 included
     $1.7 million, $(2.4) million and $(6.8) million, respectively, of equity earnings (loss) from our investment in United Pacific. Fiscal 1998 equity
     (loss) of $(2.4) million includes a charge of $(4.0) million associated with an impairment of a United Pacific subsidiary. Fiscal 1999 equity
     (loss) of $(6.8) million includes a write-down of our investment in United Pacific of $(5.5) million.

 (C) After an income tax benefit of $6.5 million, the $71.1 million of goodwill impairment, restructuring and other related charges reduced net income for fiscal 1998 by $64.6 million.

 (D) After an income tax benefit of $0.6 million, the $1.6 million of goodwill impairment, restructuring and other related charges reduced net income for fiscal 1999 by $1.0 million.

 (E) Amounts primarily represent intercompany notes and interest payable to affiliates.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following unaudited pro forma combined condensed financial data reflect the spin-off as if it occurred as of September 30, 1999 for pro forma combined condensed balance sheet purposes and as of October 1, 1998 for the year ended September 30, 1999 for pro forma combined condensed statement of operations purposes. The unaudited pro forma combined condensed financial data reflect our expected capitalization as a result of the spin-off, the incurrence of indebtedness under the new credit facility and the senior subordinated notes and interest expense (including amortization of capitalized costs) relating to such borrowings. These data do not necessarily reflect our results of operations or financial position had the indebtedness actually been incurred and the spin-off actually been consummated as of such dates. Also, these data are not necessarily indicative of our future results of operations or future financial position.

     The pro forma combined condensed financial data will be revised in the definitive information statement to reflect the information that will depend upon market conditions at the time of the spin-off, including the amount and other terms of the indebtedness we will incur under a new credit facility and senior subordinated notes; and the amount we will pay USI using the proceeds of this financing.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                                                      SEPTEMBER 30, 1999
                                                             ------------------------------------
                                                                       PRO FORMA
                                                             ACTUAL   ADJUSTMENTS       PRO FORMA
                                                             ------   -----------       ---------
                                                                        (IN MILLIONS)
                          ASSETS

Current assets:
     Cash and cash equivalents.............................  $ 14.7     $                $  14.7
     Trade receivables, net................................   133.4                        133.4
     Inventories...........................................   141.3                        141.3
     Deferred income taxes.................................     5.7                          5.7
     Other current assets..................................    13.4                         13.4
                                                             ------     -------          -------
          Total current assets.............................   308.5                        308.5
Property, plant and equipment, net.........................   130.8                        130.8
Deferred income taxes......................................    --          17.8 (A)         17.8
Pension assets.............................................    65.1       (55.7)(A)          9.4
Other assets...............................................    12.2        16.7 (B)         28.9
Goodwill, net..............................................   110.1                        110.1
                                                             ------     -------          -------
                                                             $626.7     $ (21.2)         $ 605.5
                                                             ------     -------          -------
                                                             ------     -------          -------

            LIABILITIES AND INVESTED CAPITAL (DEFICIT)/
                  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Current maturities of long-term debt..................  $  7.4     $                $   7.4
     Trade accounts payable................................    52.9                         52.9
     Accrued expenses and other liabilities................    46.8                         46.8
     Income taxes payable..................................     7.6                          7.6
                                                             ------     -------          -------
          Total current liabilities........................   114.7                        114.7
Long-term debt.............................................    21.5       571.1 (C)        592.6
Deferred income taxes......................................     1.7        (1.7)(A)        --
Other liabilities..........................................    36.5                         36.5
Notes and interest payable to affiliates...................   514.7      (514.7)(C)        --
                                                             ------     -------          -------
          Total liabilities................................   689.1        54.7            743.8
                                                             ------     -------          -------
Invested capital (deficit)/stockholders' equity
  (deficit)................................................   (62.4)      (75.9)(D)       (138.3)
                                                             ------     -------          -------
                                                             $626.7     $ (21.2)         $ 605.5
                                                             ------     -------          -------
                                                             ------     -------          -------

NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET:

(A) To reflect the anticipated changes in net pension assets and the related deferred tax balances resulting from the transfer of our employees from pension plans and trusts maintained by USI to plans and trusts to be maintained or established by us. This change is expected due to the actuarial method of allocating assets and liabilities which results in a portion of the net overfunding of the relevant plans being retained by USI. After giving effect to this pro forma adjustment, the net pension obligation will be $0.7 million, of which $7.3 million is classified in other liabilities (long-term). In addition, an intangible asset of $2.8 million related to the minimum pension liability is classified in pension assets.

(B) To capitalize the cost of obtaining financing under the new credit facility and senior subordinated notes, which will be amortized over their respective terms. This does not include $10.5 million of expected non-recurring legal, investment banking and other advisory costs relating to the spin-off which will be expensed by us at the time of the receipt of a favorable tax ruling from the Internal Revenue Service with regard to the spin-off.

(C) To reflect initial borrowings under the new credit facility and the proceeds from the issuance of senior subordinated notes, estimated to total
    $588.2 million, and repayment of notes payable to affiliates, including accrued interest thereon. In addition, we anticipate the repayment of $17.1 million of our Hong Kong dollar-denominated long-term debt. For additional information concerning the expected terms of the new credit facility and the senior subordinated notes, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- New Credit Facility and Senior Subordinated Notes.'

(D) To reflect the net effect on invested capital (deficit)/stockholders' equity (deficit) of the following (in millions):

Net pension adjustment (A)..................................  $(36.2)
Non-recurring transaction costs (B).........................   (10.5)
Dividend to USI.............................................   (29.2)
                                                              ------
                                                              $(75.9)
                                                              ------
                                                              ------

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                             FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                                             ------------------------------------
                                                                       PRO FORMA
                                                             ACTUAL   ADJUSTMENTS       PRO FORMA
                                                             ------   -----------       ---------
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales..................................................  $858.9     $                $858.9
Operating costs and expenses:
     Cost of products sold.................................   635.9                       635.9
     Selling, general and administrative expenses..........   123.4        8.0 (A)        136.8
                                                                           5.4 (B)
     Equity loss...........................................     6.8                         6.8
     Management fees and divisional overhead...............     6.8       (6.8)(A)        --
     Goodwill impairment and restructuring charges.........     0.7                         0.7
                                                             ------     ------           ------
Operating income...........................................    85.3       (6.6)            78.7
Interest expense to affiliates.............................    28.1      (28.1)(C)        --
Interest expense...........................................     2.3       63.5 (C)         67.9
                                                                           2.1 (D)
Interest income............................................    (0.5)                       (0.5)
                                                             ------     ------           ------
Income before income taxes.................................    55.4      (44.1)            11.3
Provisions for income taxes................................    19.8      (17.6)(E)          2.2
                                                             ------     ------           ------
Net income.................................................  $ 35.6     $(26.5)          $  9.1
                                                             ------     ------           ------
                                                             ------     ------           ------
Basic and diluted earnings per share(F)....................  $ 4.05                      $ 1.03
                                                             ------                      ------
                                                             ------                      ------

NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS:

(A) To eliminate management fees allocated from USI and divisional overhead, and to record estimated selling, general and administrative expenses that we expect to incur following the spin-off, including management and director compensation. Until the spin-off, USI will provide management, treasury, accounting, legal, insurance, employee benefits and tax services for which we will be charged a management fee based on the percentage that our net sales represent of USI's total net sales.

(B) To reflect the anticipated change in net periodic pension cost resulting from the transfer of our employees from pension plans and trusts maintained by USI to new plans and trusts to be maintained or established by us. This change is expected due to the actuarial method of allocating assets and liabilities which results in a portion of the net overfunding of the relevant plans being retained by USI.

(C) To reflect interest expense on initial borrowings under the new credit facility and senior subordinated notes at an assumed weighted average interest rate of 11% per year and eliminate interest cost on notes payable to affiliates. For each 1/8% change in the assumed interest rates, pro forma interest expense would change by approximately $0.8 million per year.

(D) To amortize the cost of obtaining new financing ($16.7 million) over the terms of the new credit facility and senior subordinated notes.

(E) To reflect tax effects of above adjustments (A through D) at a tax rate of 40% (inclusive of federal, state and local taxes).

(F)  Basic and diluted earnings per share have been determined assuming that
     8.8 million shares of our common stock will be issued upon the spin-off.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We operate and manage a diverse group of businesses on a decentralized basis, with a corporate management team providing strategic direction and financial support. Our operating companies are divided into three business groups: Consumer Products, Precision Engineered Products and Automotive Interior Products.

     The following table presents, for each of the last five fiscal years, net sales and operating income of the three business groups under the ownership of USI and USI's predecessor. The historical net sales and operating income data for the three business groups for fiscal 1995 are unaudited but, in our opinion, have been prepared on a basis consistent with that of fiscal 1996, 1997, 1998 and 1999. This historical financial information may not be indicative of our future financial performance as an independent company and does not reflect the pro forma adjustments giving effect to the spin-off presented in 'Unaudited Pro Forma Combined Condensed Financial Data.'

                                                      FISCAL YEAR ENDED SEPTEMBER 30,
                                           -----------------------------------------------------
                                              1995        1996     1997        1998        1999
                                              ----        ----     ----        ----        ----
                                           (UNAUDITED)
                                                               (IN MILLIONS)
NET SALES
     Consumer Products...................    $402.9      $413.1   $409.1      $410.7      $360.7
     Precision Engineered Products.......      68.8        73.9     89.2       138.1       184.7
     Automotive Interior Products........     243.2       250.7    309.6       339.7       313.5
                                             ------      ------   ------      ------      ------
          Total net sales................    $714.9      $737.7   $807.9      $888.5      $858.9
                                             ------      ------   ------      ------      ------
                                             ------      ------   ------      ------      ------

OPERATING INCOME
     Consumer Products...................    $ 68.6      $ 80.6   $ 80.7      $ 48.5 (A)  $ 43.0 (C)
     Precision Engineered Products.......       9.7        12.3     19.4 (B)    28.0 (B)    31.7 (B)
     Automotive Interior Products........      14.0        17.1     19.2       (44.5)(A)    17.4
     Management fees and divisional
       overhead..........................      (8.5)       (8.8)   (10.4)       (6.8)       (6.8)
                                             ------      ------   ------      ------      ------
          Total operating income.........    $ 83.8      $101.2   $108.9      $ 25.2      $ 85.3
                                             ------      ------   ------      ------      ------
                                             ------      ------   ------      ------      ------

------------

(A) In fiscal 1998, operating income includes goodwill impairment and restructuring charges of $62.8 million and other related charges of $8.3 million. See Note 4 to the Combined Financial Statements. Consumer Products' operating income gives effect to $15.7 million of these charges and Automotive Interior Products' operating income gives effect to $55.4 million of these charges.

(B) Operating income (loss) in fiscal 1997, 1998 and 1999 included $1.7 million, $(2.4) million and $(6.8) million, respectively, of equity earnings (loss) from our investment in United Pacific. Fiscal 1998 equity (loss) of $(2.4) million includes a charge of $(4.0) million associated with an impairment of a United Pacific subsidiary. Fiscal 1999 equity (loss) of $(6.8) million includes a write-down of $(5.5) million.

(C) In fiscal 1999, Consumer Products' operating income gives effect to restructuring charges of $0.7 million (net of reversals of $0.9 million) and other related charges of $0.9 million. See Note 4 to the Combined Financial Statements.

     General. Net sales increased from $714.9 million in fiscal 1995 to $858.9 million in fiscal 1999, while operating income increased from $83.8 million in fiscal 1995 to $85.3 million in fiscal 1999. Excluding net restructuring and other related charges of $1.6 million in fiscal 1999, operating income increased by $3.1 million from fiscal 1995 to fiscal 1999. Over this five-year period, a number of industry and company-specific developments have influenced the financial performance of our operating companies, both positively and negatively. During fiscal 1998 and 1999, several of our operating companies, including Rexair, EJ Footwear and Garden State, have initiated strategic actions to address specific issues that have affected profitability.

     Consumer Products. Net sales decreased from $402.9 million in fiscal 1995 to $360.7 million in fiscal 1999, while operating income decreased from $68.6 million in fiscal 1995 to $43.0 million in fiscal 1999. Excluding net restructuring and other related charges of $1.6 million, operating income decreased by

$24.0 million from fiscal 1995 to fiscal 1999. Changes in net sales and operating income in the 1995 through 1999 fiscal periods were principally attributable to Rexair and EJ Footwear.

           During this period Rexair increased its emphasis on international growth, with international sales rising from 46% of total net unit sales in fiscal 1995 to 58% in fiscal 1997. Rexair's extraordinarily strong sales in several Central and Eastern European countries in fiscal 1996 and 1997 were primarily responsible for the increase in the group's operating income from $68.6 million in fiscal 1995 to $80.6 million in fiscal 1996 and $80.7 million in fiscal 1997. Sales in these countries declined substantially during fiscal 1998 due in part to severe flooding in June 1997, which disrupted Rexair's distribution network, and the strength of the U.S. dollar against local currencies, which significantly increased local product selling prices. Sales in these countries have not recovered to previous levels and in fiscal 1999 international sales declined to 53% of Rexair's total unit sales. In the second half of fiscal 1998, Rexair reorganized and strengthened its international operations by adding management resources. Rexair's results in fiscal 1998 and 1999 were also adversely affected by difficulties in introducing its first new product line in eight years as well as difficulties encountered by Rexair's distributors in recruiting and retaining sales representatives during a period of low domestic unemployment. The difficulties in introducing the new product line included quality and delivery problems related to the sourcing of motors from outside vendors for its new model. Rexair has resolved the issues relating to the new product introduction through various means, including working with motor vendors to improve their in-house production processes and quality assurance, and a vendor moving its production to a more modern plant to improve motor quality. Rexair also addressed the recruiting difficulties by significantly increasing its promotion of recruitment initiatives by its domestic distributors.

           Since fiscal 1995, EJ Footwear has experienced a gradual decline in net sales and operating income (excluding the effect of non-recurring items) due to competition in the footwear industry. In response, EJ Footwear has increased its purchases of finished goods manufactured abroad and has continued initiatives to reduce production and administrative costs. In addition, EJ Footwear replaced its Trimfoot infant's and children's footwear manufacturing operations with products purchased from offshore suppliers. This resulted in restructuring and other related charges of approximately $2.6 million in fiscal 1999. EJ Footwear is evaluating its strategic alternatives regarding the future operations of Trimfoot.

     Precision Engineered Products. Net sales and operating income grew from $68.8 million and $9.7 million, respectively, in fiscal 1995 to $184.7 million and $31.7 million, respectively, in fiscal 1999. Changes in net sales and operating income in the 1995 through 1999 fiscal periods were principally attributable to Huron and Bearing Inspection, as well as during fiscal 1998 and 1999, FSM, which was acquired in May 1998.

           Huron has increased its net sales and operating income by developing strategic supplier relationships in the automotive industry.

           Bearing Inspection's net sales and operating income have significantly increased as a result of continued growth in the market for overhauled bearings and an increase in Bearing Inspection's share of the market due to strategic alliances with major domestic and international airlines. The acquisition of Atech in January 1999 has allowed Bearing Inspection to expand into the business of refurbishing the 'hot sections' of turbo-prop engines.

           The net sales and operating income of this group have also been aided by the acquisition of the flat shadow mask business of Philips Components in May 1998 and Jade's acquisition of the integrated circuit leadframe business of Philips Semiconductors in January 1998.

     Automotive Interior Products. Net sales increased from $243.2 million in fiscal 1995 to $313.5 million in fiscal 1999, while operating income increased from $14.0 million in fiscal 1995 to $17.4 million in fiscal 1999. Changes in net sales and operating income in the 1995 through 1999 fiscal periods were attributable to both Garden State and Leon Plastics.

           Over the past several years, Garden State's net sales have continued to benefit from the increased use of leather interiors in cars, light trucks and sport utility vehicles. The group demonstrated profit improvement during fiscal 1995 through 1997 as operating income rose from $14.0 million to $19.2 million, reflecting increased sales volumes at Garden State and improved operating margins at Leon Plastics. The group's profitability in fiscal 1995 was affected by the U.S. Government's threatened trade sanctions against Japanese automobile manufacturers, which represent a significant portion of Garden State's sales base. Results declined in fiscal 1998 at Garden State due to poor hide-cutting yields, price concessions in the automobile industry and reduced scrap leather prices and declined at Leon Plastics due to the end of a four year contract to supply interior components on the Toyota Corolla and Geo Prism which accounted for sales of approximately $18 million annually. When these cars were redesigned, a competitor was awarded the contract due to customer cost considerations. In fiscal 1999, Garden State improved profitability by phasing out a low margin customer and implementing process changes to improve hide-cutting yields and to reduce the amount of excess scrap leather.

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED TO FISCAL 1998

     Net Sales and Operating Income

     We had total net sales of $858.9 million and total operating income of $85.3 million for fiscal 1999. Net sales decreased $29.6 million (3%) while operating income increased $60.1 million (238%) from the comparable period of fiscal 1998. Operating income in fiscal 1999 and 1998 included goodwill impairment, net restructuring and other related charges totaling $1.6 million and $71.1 million, respectively, as discussed below. Excluding these charges from both periods, operating income for fiscal 1999 decreased $9.4 million (10%) from the comparable period of the prior year. Operating income for fiscal 1999 also included $6.1 million of costs relating to the closure of an unprofitable window operation at BiltBest and a $5.5 million write-down of our United Pacific investment. Operating income in fiscal 1998 included a $4.0 million write-down of our United Pacific investment.

     Consumer Products had net sales of $360.7 million and operating income of $43.0 million for fiscal 1999, reflecting decreases of $50.0 million (12%) and $5.5 million (11%), respectively, from the comparable period of fiscal 1998. Operating income for fiscal 1999 and 1998 included net restructuring and other related charges totaling $1.6 million and $15.7 million, respectively, as discussed below. Excluding these charges from both periods, operating income for fiscal 1999 decreased $19.6 million (31%) from the comparable period of the prior year. The primary contributors to the decline in net sales were Rexair (which incurred a 10% decrease in net sales) and Native Textiles (which incurred a 35% decrease in net sales). The primary contributors to the decline in operating income of $19.6 million, excluding the charges noted above, were EJ Footwear, BiltBest and Rexair which declined $11.0 million, $5.5 million and $3.6 million, respectively. As more fully discussed in ' -- Overview' above, Rexair's results reflected difficulties associated with the introduction of its new product line and the recruitment of dealers by its distributors. Native Textiles' net sales were reduced by the exit from its unprofitable lace business in the fourth quarter of fiscal 1998. EJ Footwear's operating income decreased due to competitive conditions in the market for safety shoes, loss of a key customer for certain lines of infant's and children's footwear and the write-off of excess and obsolete inventory noted above. Comparability of EJ Footwear's operating income was also affected by a $3.9 million favorable settlement of environmental obligations in the 1998 period. Operating loss at BiltBest in fiscal 1999 includes costs of $6.1 million relating to the closure of an unprofitable window operation.

     Precision Engineered Products had net sales of $184.7 million and operating income of $31.7 million for fiscal 1999, reflecting increases of $46.6 million (34%) and $3.7 million (13%), respectively, from the comparable period of fiscal 1998. Results for fiscal 1999 reflect the positive impact of the full period inclusion of FSM, acquired in May 1998, which accounted for $36.3 million of the change in sales. However, operating income was reduced by a $5.5 million write-down of our United Pacific investment.

     Automotive Interior Products had net sales of $313.5 million and operating income of $17.4 million for fiscal 1999. Net sales decreased $26.2 million (8%) while operating income increased $61.9 million from the comparable period of fiscal 1998. Operating loss for fiscal 1998 included goodwill impairment and restructuring charges of $55.4 million as discussed below. Excluding these charges, operating income for fiscal 1999 increased $6.5 million (60%) from the comparable period of the prior year. Sales at Garden State declined
$31.1 million while operating income, excluding the charges noted above, increased $4.0 million. The primary reason for the decline in sales was management's decision to phase out a low margin customer. Due to the low margins realized for this customer, its loss did not have a significant impact on operating income. Operating income benefited from improvement in gross margin of approximately $2.1 million, primarily due to improved material usage offset in part by lower volume and selling prices. Reduced goodwill amortization of $1.5 million also contributed to the improvement in operating income at Garden State. Operating income at Leon Plastics benefited from improvement in gross margin of $2.0 million, principally due to sales volume increases.

     Goodwill Impairment, Restructuring and Other Related Charges

     In June 1998, USI reviewed its long-term strategy and reviewed each operating company's performance and future prospects. As a result, USI adopted a plan to improve efficiency and enhance competitiveness at some of its operations, including some now held by the Company. In addition, due to indications of impairment, USI evaluated the recoverability of certain of the Company's long-lived assets, primarily goodwill at Garden State. In arriving at the fair value of Garden State, USI considered a number of factors including:
(1) annual price concessions in the automotive industry and Garden State's inability to reduce costs due to antiquated facilities and equipment, (2) a dramatic decline in scrap leather prices attributable to the Asian economic crisis, (3) the amount of capital investment that would be required to make Garden State a lower cost manufacturer, (4) Garden State's long-term financial plan and (5) analysis of values for similar companies. In determining the amount of the impairment, USI compared the net book values to the estimated fair values of Garden State. Based on the above, USI determined that an impairment to goodwill of $55.0 million was necessary which reduced future goodwill amortization by $1.9 million per annum.

     The fiscal 1998 restructuring plan included the closing of a manufacturing facility in the footwear operation and the exit from the lace manufacturing business of the textile operation. The fiscal 1999 restructuring plan included the closing of a manufacturing facility which produced infant's and children's shoes, resulting in a charge of $1.6 million. The production and distribution activities of the footwear facilities were either outsourced or consolidated into existing facilities. The restructuring plans included a reduction in the work force by approximately 500 employees, which included salaried and administrative employees at the restructured facilities as well as administrative and executive employees throughout the Consumer Products Group. As of September 30, 1999, all affected employees had been terminated. In certain cases severance and related benefits continue to be paid subsequent to the termination date.

     The restructuring did not have a significant impact on the ongoing operations during the periods that manufacturing was transitioned from the facilities that were closed. The benefits from the restructuring are primarily reduced depreciation, reduced fixed costs associated with leased facilities and reduced compensation costs. The final benefit of approximately $1.0 million per year was realized in fiscal 1999.

     The principal components of the goodwill impairment and restructuring charges consist of:

                                                               FOR THE FISCAL
                                                                YEARS ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                                                              1998       1999
                                                              ----       ----
                                                               (IN MILLIONS)
Impairment of goodwill......................................  $55.0      $--
Lease obligations and impairment of equipment...............    1.6        0.3
Severance and related costs.................................    6.2        0.4
                                                              -----      -----
     Total..................................................  $62.8      $ 0.7
                                                              -----      -----
                                                              -----      -----
Cash charges, net...........................................  $ 6.4      $(0.1)
Non-cash charges, net.......................................   56.4        0.8
                                                              -----      -----
     Total..................................................  $62.8      $ 0.7
                                                              -----      -----
                                                              -----      -----

     Cash charges of $1.5 million and $3.4 million were paid during fiscal 1998 and 1999, respectively. The remaining cash charges of $1.4 million will be paid through the respective lease termination date or in conjunction with severance agreements. Cash charges of $0.9 million recorded in fiscal 1998 were reversed during fiscal 1999 due to a revision of estimates and amounts paid which were less than originally anticipated. This reversal is included in goodwill impairment and restructuring charges in the combined statement of operations.

     In addition to the goodwill impairment and restructuring charges, in connection with the restructuring plans noted above, the Company incurred inventory obsolescence and other related costs aggregating $8.3 million and $0.9 million in fiscal 1998 and fiscal 1999, respectively. These costs are reflected in cost of products sold and selling, general and administrative expenses.

     After an income tax benefit of $6.5 million and $0.6 million for fiscal 1998 and fiscal 1999, respectively, the $71.1 million of aggregate 1998 charges and the $1.6 million of 1999 charges detailed above reduced net income for fiscal 1998 and 1999 by $64.6 million and $1.0 million.

     In addition to the charges noted above, fiscal 1999 operating income also includes $6.1 million of operating losses associated with the wind-down and closure of the west coast window operations and $2.0 million of operating losses in the infant and children's shoe division which were incurred prior to the closure of its manufacturing operations. As of September 30, 1999, the west coast window operations were closed and the infant and children's shoe division had ceased manufacturing and is currently importing all of its products.

     Interest and Taxes

     Interest expense was $30.4 million for fiscal 1999, an $8.7 million (40%) increase from the comparable period of fiscal 1998. The increase reflects higher levels of outstanding notes payable to affiliates. Interest income was $0.5 million in both periods.

     The provision for income taxes was $19.8 million on pre-tax income of $55.4 million (a 36% effective rate) for fiscal 1999 compared to $25.6 million on pre-tax income of $3.3 million for fiscal 1998. The decrease in the effective tax rate is primarily attributable to non-deductible goodwill and foreign losses with no associated tax benefits in fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net Sales and Operating Income

     We had total net sales of $888.5 million in fiscal 1998, reflecting an increase of $80.6 million (10%) from fiscal 1997. Our operating income in fiscal 1998 was $25.2 million compared to $108.9 million in fiscal 1997, reflecting a decrease of $83.7 million (77%). Operating income in fiscal 1998 included goodwill impairment, restructuring and other related charges totaling $71.1 million, as previously discussed. Excluding these items, operating income in fiscal 1998 would have been $96.3 million, a decrease of $12.6 million (12%) from fiscal 1997. Operating income in fiscal 1998 also included costs of $4.0 million relating to a write-down of our United Pacific investment.

     Consumer Products had sales of $410.7 million and operating income of $48.5 million in fiscal 1998, an increase of $1.6 million (0.4%) in net sales and a decrease of $32.2 million (40%) in operating income from fiscal 1997. Operating income in fiscal 1998 included restructuring and other related charges of $15.7 million as previously discussed. Excluding these charges, operating income would have been $64.2 million, a decrease of $16.5 million (20%) from fiscal 1997. Rexair's sales declined by $33.4 million and its operating income, excluding the charges noted above, declined $17.4 million. Its results reflected the disruption of its Central and Eastern European distribution network, the strength of the U.S. dollar, and difficulties associated with the new product introduction and the recruiting and retention of sales representatives.

     Precision Engineered Products had net sales of $138.1 million and operating income of $28.0 million, reflecting increases of $48.9 million (55%) and $8.6 million (44%), respectively, from fiscal 1997. Operating income in fiscal 1998 included unusual costs of $4.0 million relating to a write-down of our United Pacific investment. The results also reflected the first time contributions of FSM, which was acquired in May 1998, and the integrated circuit leadframe operation acquired in January 1998. These two acquisitions contributed substantially all of the sales growth of Precision Engineered Products.

     Automotive Interior Products had net sales of $339.7 million and an operating loss of $44.5 million in fiscal 1998, an increase of $30.1 million (10%) in net sales and a decrease of $63.7 million (332%) in operating income from 1997. Operating income in fiscal 1998 included goodwill impairment, restructuring and other related charges of $55.4 million as previously discussed. Excluding these charges, operating income would have been $10.9 million, a decrease of $8.3 million (43%) from fiscal 1997. Net sales increased at Garden State by $38.9 million on strong sales of automobile models using its leather products. However, Garden State's operating income declined
$2.8 million due to price concessions, poor hide-cutting yields and reduced scrap leather prices. Sales declined by $8.8 million and operating income decreased by $5.5 million at Leon Plastics primarily due to the end of a major program.

     Interest and Taxes

     Interest expense was $21.7 million for fiscal 1998, a $3.3 million (13%) decrease from fiscal 1997. The decrease reflects lower levels of outstanding notes payable to affiliates. Interest income was $0.5 million in both fiscal 1998 and 1997.

     The provision for income taxes was $25.6 million on pre-tax income of $3.3 million for fiscal 1998 compared to $35.3 million on pre-tax income of $84.7 million (a 42% effective rate) for fiscal 1997. The fiscal 1998 provision included the impact of nondeductible goodwill impairment and other non-recurring charges. Excluding these items, the effective rate would have been approximately 43%.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to and during fiscal 1999, we financed our operations and capital and other expenditures from a combination of cash generated from operations and notes and invested capital provided by USI or its affiliates. This arrangement will continue to be in effect until the consummation of the spin-off, after which we expect to meet all cash requirements through internally-generated funds and borrowings under the new credit facility and other available sources.

     Our ability to generate cash available for the repayment of debt will depend upon numerous business factors, including conditions in the U.S. and world economies, the level of demand for our products, changes in raw material costs, the level of capital expenditures and working capital requirements. Excess cash flow from operations (after capital expenditures) is expected to satisfy our amortization requirements under the new credit facility after the spin-off. If our excess cash flow from operations (after capital expenditures), together with any net disposition proceeds realized by us, is insufficient to satisfy debt amortization requirements under the new credit facility, we will be required to renegotiate the terms of, or refinance, the new credit facility. See ' -- New Credit Facility and Senior Subordinated Notes' below and 'Risk
Factors -- We Will Have Substantial Indebtedness.'

FISCAL 1999 COMPARED TO FISCAL 1998

     Operating activities provided cash of $59.3 million for fiscal 1999, compared with $35.3 million for fiscal 1998. The increase was primarily due to lower working capital requirements at Garden State combined with cash provided by operations of newly acquired companies.

     Investing activities used cash of $26.2 million for fiscal 1999, compared with $80.0 million for fiscal 1998. The fiscal 1999 period included net cash used for the acquisition of Atech, as well as capital expenditures. The fiscal 1998 period included cash used in the acquisition of the Philips leadframe business and an additional equity interest in United Pacific, as well as capital expenditures.

     Financing activities used net cash of $31.1 million for fiscal 1999, compared with cash provided of $49.2 million for fiscal 1998. Financing activities during both periods principally resulted from intercompany transactions with USI. During the fiscal 1998 period, third party financing was principally used to finance the acquisitions of the Philips leadframe business and an additional equity interest in United Pacific.

FISCAL 1998 COMPARED TO FISCAL 1997

     Operating activities provided cash of $35.3 million in fiscal 1998, compared with $56.0 million in fiscal 1997. The decrease was due to reduced cash flow from Rexair and Leon Plastics, partially offset by cash provided by operations of newly acquired FSM.

     Investing activities used net cash of $80.0 million in fiscal 1998, compared with $14.4 million in fiscal 1997. Fiscal 1998 included net cash used in acquisitions of the Philips leadframe operations and FSM, and an additional equity interest in United Pacific. In addition, net cash used for capital expenditures included capital used for the new product introduction at Rexair. Fiscal 1997 included net cash used for capital expenditures, partially offset by proceeds from the sale of a minority interest in Jade.

     Financing activities provided $49.2 million in fiscal 1998, and used net cash of $35.7 million in fiscal 1997. Financing activities during both periods principally resulted from intercompany transactions with USI. During the fiscal 1998 period, third party financing was principally used to finance the acquisitions of the Philips leadframe business and an additional equity investment in United Pacific.

NEW CREDIT FACILITY AND SENIOR SUBORDINATED NOTES

     New Credit Facility. USI has entered into commitment letters with lenders in which such lenders have, subject to the satisfaction of certain conditions, agreed to provide us financing at or about the time of the spin-off. At such time, we will enter into a new credit facility with Bank of America as administrative agent and a syndicate of lenders. The new credit facility will consist of three term loans ranging from six to eight years and a six year revolving credit line.

     All of our obligations under the new credit facility will be unconditionally guaranteed by each of our existing and each subsequently acquired or organized domestic subsidiaries. The new credit facility and the related guarantees will be secured by substantially all of our assets and the assets of each guarantor.

     Borrowings under the new credit facility will bear interest at a floating rate based upon, at our option, (1) the applicable margin plus the base rate (as such terms are defined in the new credit facility) in effect from time to time, or (2) the applicable margin plus the eurodollar rate (as such term is defined in the new credit facility), adjusted for maximum reserves. The applicable margin in each case will be determined in accordance with a performance pricing grid. In addition to paying interest on outstanding principal under the new credit facility, we will be required to pay a commitment fee to the lenders on the unused portion of the revolving credit line in an amount to be determined in accordance with the performance pricing grid.

     Each of the term loans will be subject to scheduled quarterly amortization of principal. Advances made under the revolving credit facility will be due and payable in full at maturity. The new credit facility will contain mandatory prepayment provisions, subject to certain exceptions to be agreed upon.

     It is expected that the new credit facility will contain representations and warranties, covenants (including a maximum ratio of consolidated indebtedness to consolidated EBITDA, a minimum ratio of consolidated EBITDA to consolidated interest expense and specified minimum levels of consolidated EBITDA, as such terms are defined in the facility, and limitations on incurrence of liens, incurrence of debt, voluntary prepayment of debt, modification of equity interests and agreements, issuance of equity interests, payment of dividends, transactions with affiliates, capital expenditures, loans, advances and investments), events of default and other provisions customary for credit facilities of this type. We will pay the lenders certain facility, syndication and administration fees, reimburse certain expenses and provide certain indemnities, in each case which are customary for credit facilities of this type.

     Senior Subordinated Notes. At or about the time of the spin-off, we intend to offer senior subordinated notes to the institutional debt market. The net proceeds of the offering will be primarily used to repay existing intercompany indebtedness to USI. It is anticipated that the senior subordinated notes will mature 10 years after the date of issuance, will be subordinated to all of our obligations under the new credit facility, and will rank equal to or senior in right of payment to all of our subordinated debt. The senior subordinated notes are expected to be unsecured and will have no mandatory redemption or sinking fund payments. It is anticipated that the senior subordinated notes will be jointly and severally guaranteed on an unsecured basis, subordinated to our obligations under the new credit facility, by all of our existing and future domestic restricted subsidiaries. We expect to have the option to redeem the senior subordinated notes in whole or in part, after the fifth year, at redemption prices to be determined. In addition, it is expected that upon a change of control, as defined in the indenture that will govern the senior subordinated notes, each holder of the notes will have the right to require us to repurchase all or any part of such holder's notes at a repurchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued interest. Furthermore, we anticipate that the indenture governing the senior subordinated notes will contain covenants which, among other things, will limit our ability and that of our subsidiaries to incur debt, merge or consolidate, sell, lease or transfer assets, make dividend payments and engage in transactions with affiliates.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of doing business, we are exposed to the risks associated with changes in interest rates and currency exchange rates. To limit the risks from such fluctuations, USI has in the past entered into and we anticipate in the future entering into various hedging transactions that have been authorized pursuant to our policies and procedures. See Note 2 to the Combined Financial Statements. We do not engage in such transactions for trading purposes.

     We utilize foreign currency-denominated borrowings to effectively hedge a portion of our net investments in subsidiaries in foreign countries. At September 30, 1999 these borrowings were denominated in Dutch guilders and Hong Kong dollars. We estimate that a 10% change in the relevant currency exchange rates would have an impact of $2.9 million on the fair value of these borrowings. This quantification of our exposure to the market risk of foreign exchange sensitive financial instruments does not take into account the offsetting impact of our underlying investment exposures.

     We are also exposed to foreign currency exchange risk related to our international operations and our U.S. businesses which import or export goods. We have made limited use of financial instruments to manage this risk.

EFFECT OF INFLATION

     Because of the relatively low levels of inflation experienced in our principal markets, inflation did not have a material impact on our results of operations in fiscal 1997, 1998 or 1999.

YEAR 2000 READINESS DISCLOSURE

     Many computer systems and other equipment with embedded technology use only two digits to define the applicable year and may recognize a date using '00' as the year 1900 rather than the year 2000. This could result in failures or miscalculations causing disruptions of normal business activities and operations (the 'Year 2000 issue').

     We are actively addressing the Year 2000 issue. Our compliance program is led by information technology staff at each operating company, with assistance from manufacturing staff and outside

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

technology consultants where necessary. Progress is being monitored by each operating company president and reported to management. We engaged outside technology consultants at various operating locations to provide independent reviews of Year 2000 readiness and to augment the efforts of local Year 2000 teams or provide expertise in certain areas.

     Our Year 2000 efforts focus on three areas: information technology ('IT') related systems and processes, such as operating systems, applications and programs; embedded logic ('non-IT') systems and processes, such as manufacturing machinery, telecommunications equipment and security devices; and compliance efforts of third parties (such as customers, suppliers and service providers). Within each of the IT and non-IT areas, the project spans four phases for both critical and non-critical systems: assessment of programs and devices to identify those that are affected by the Year 2000 issue; development of remediation strategies; testing such strategies; and implementing the solutions. Critical systems are those systems (both IT and non-IT) that would have a severe impact on our business and revenue if not made Year 2000 ready.

     We are presently evaluating each of our critical and principal customers, suppliers, service providers and other business associates to determine each of such party's Year 2000 readiness status. These critical and principal third parties have either material system interfaces or other material relationships that an operating company is dependent upon. The evaluation of each third party includes a request for a Year 2000 readiness certification. Then, depending upon each party's response, evaluation procedures may be expanded to include obtaining Year 2000 disclosures contained in SEC filings of those third parties, where available; testing interfaced systems; holding face-to-face discussions with third parties; and developing and refining contingency plans to address the possibility of a third party failure to complete their year 2000 initiatives on a timely basis. We anticipate that this evaluation will be ongoing through the remainder of 1999.

     To date, 54% of all third parties and 87% of all critical and principal third parties queried for information relating to Year 2000 compliance have responded, of which 14% of all third parties and 11% of critical and principal third parties indicated that they were not currently compliant. Each operating company has developed contingency plans to address those third parties that either indicated that they were not compliant, or who did not respond.

     We have completed an assessment of our critical IT and non-IT systems and, as a result, the operating companies have decided to modify, upgrade or replace portions of their systems. The development of these remediation strategies is complete. All except three of our operating companies have tested and implemented substantially all the solutions and are at least 95% Year 2000 compliant. The remaining three operating companies, which generate approximately 17% of our sales, are approximately 75% complete and expect to complete the testing and implementation phases by December 1999.

     Year 2000 costs for computer equipment, software and outside consultants incurred through September 30, 1999 are approximately $1.5 million, of which $1.1 million was expensed and $0.4 million was capitalized. Estimated future costs to complete the Year 2000 program are $2.0 million, of which $1.8 million are expected to be expensed as incurred and the remaining $0.2 million are expected to be capitalized. These costs have been, and will continue to be, funded by USI through the date of the spin-off, after which they will be funded from operating cash flow and amounts available under the new credit facility. Most of the costs are for new systems and improved functionality. These costs include approximately $0.5 million of internal payroll costs for employees who are involved in the Year 2000 program.

     We have developed contingency plans to address the possibility of our failure or that of third parties to complete our or their Year 2000 initiatives on a timely basis. We will continue to make further refinements to the contingency plans based on our ongoing evaluation of our readiness as well as the status of compliance of third parties. Such contingency plans include using alternative processes, such as manual procedures to substitute for non-compliant systems; arranging for alternate suppliers and service providers; increasing inventory levels; and developing procedures internally and in conjunction with significant third parties to address compliance issues as they arise.

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

     No amount of preparation and testing can guarantee Year 2000 compliance. However, we believe we are taking appropriate preventive measures and will be successful in avoiding any material adverse effect on our operations or financial condition. Nevertheless, we recognize that failing to resolve our Year 2000 issues on a timely basis would, in a worst case scenario, significantly limit our ability to manufacture and distribute products and process daily business transactions for a period of time, especially if such failure is coupled with third party or infrastructure failures. Similarly, we could be significantly affected by the failure of one or more significant suppliers, customers or components of the infrastructure to conduct their respective operations without interruption after 1999. Because of the difficulty of assessing the Year 2000 compliance of such third parties, we consider the potential disruptions caused by such parties to present the most reasonably likely worst-case scenarios. Adverse effects on us could include business disruption, increased costs, loss of sales and other similar ramifications.

     The costs of our Year 2000 initiatives, the dates on which we believe that we will complete such activities and our evaluation of third-party effects are estimates and subject to change. Actual results could differ from those currently anticipated. Factors that could cause such differences include, but are not limited to, the availability of key Year 2000 personnel, our ability to respond to unforeseen Year 2000 complications, the readiness of third parties, the accuracy of third party assurances regarding Year 2000 compliance, our ability to monitor progress and provide oversight to Year 2000 initiatives in the periods leading up to and subsequent to the spin-off and similar uncertainties.

EURO CONVERSION

     On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their sovereign currencies and a single European currency. During a transition period from January 1, 1999 through December 31, 2001, legacy sovereign currencies will continue to be in use; however, the value of such currencies will be set at fixed and irrevocable conversion rates to the Euro. Beginning in January 2002, new Euro-denominated bills and coins will be issued and the legacy currencies will be withdrawn from circulation. We are addressing issues raised by the conversion to the Euro, such as assessing whether cross-border price transparency will limit our flexibility to charge different prices for similar products and adapting our information technology systems. Our efforts to adapt systems differ at our various European operations. Our significant European operations have formulated plans to accommodate all Euro-denominated transactions and conversion conventions by January 1, 2002. We anticipate that the costs in connection with the Euro conversion will not be material. We do not anticipate that the conversion from the legacy currencies to the Euro would have a material adverse impact on our financial condition or results of operations. To date there have not been, and we do not anticipate there being, any material adverse impact on our financial condition or results of operations as a result of the introduction of the Euro.

IMPACT OF NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted beginning in fiscal 2001. This statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. We do not anticipate that the adoption of the new statement will have a significant effect our earnings or financial position.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. We have adopted the new requirements retroactively in fiscal 1999.

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

                                    BUSINESS

GENERAL

     We operate and manage a diversified group of businesses on a decentralized basis, with a corporate management team providing strategic direction and financial support. Our operating companies are divided into three business groups: Consumer Products, Precision Engineered Products and Automotive Interior Products. In fiscal 1999, we had net sales of $858.9 million and operating income of $85.3 million.

     Our businesses provide high quality products and services and are operated by experienced management teams. We believe that many of our businesses generate attractive operating margins compared to their peers. Our products are used in a variety of markets by a broad range of end-users in the U.S. and internationally. We believe the business trends that affect our operating companies and the markets we serve vary. As a result, we believe our diversity reduces our exposure to any single market.

     The following table presents the operating companies in each of our business groups.

CONSUMER PRODUCTS
  Rexair Manufactures Rainbow'r' premium vacuum cleaners for sale through an extensive independent direct sales network

  EJ Footwear             Manufactures Georgia Boot'r' western, work and outdoor
                          sporting boots, Durango'r' boots and Lehigh'r' industrial
                          safety footwear

  Native Textiles         Manufactures warp knit fabrics used in lingerie and
                          activewear

  BiltBest Windows        Manufactures windows and patio doors

  SCF Industries          Manufactures folding and stacking chairs as a licensee of
                          the Samsonite'r' brand name

PRECISION ENGINEERED PRODUCTS

  Huron                   Manufactures precision metal products used in automobiles

  Bearing Inspection      Inspects and overhauls aircraft engine bearings and other
                          aircraft components

  FSM Manufactures flat shadow masks, a component of color television picture tubes

  Jade Technologies       Manufactures customized leadframes for the semiconductor
                          industry (an approximately 75%-owned Singapore public
                          company)

AUTOMOTIVE INTERIOR PRODUCTS

  Garden State Tanning    Manufactures premium automotive leather

  Leon Plastics           Manufactures molded plastic parts and assemblies for
                          automotive interiors

     We also own approximately 20% of the equity of United Pacific Industries Limited, a company listed on the Stock Exchange of Hong Kong. United Pacific manufactures voltage converters and other electronic components. This equity interest is included in the Precision Engineered Products Group.

BUSINESS STRATEGY

     Our objective is to build our equity value by consistently focusing on reducing our debt and increasing profitability and cash flow. Key elements of our business strategy are described below.

           DEBT REDUCTION. Historically, our operating companies have generated significant cash flow. We intend to use a substantial portion of any available cash flow to reduce our debt. In addition, we will regularly evaluate our businesses to determine whether our debt reduction strategy should be accelerated through selected dispositions.

           GROWTH INITIATIVES. We will seek to build upon our niche positions through internal and external growth in targeted markets. We will selectively commit capital to extend our markets, develop new products and expand manufacturing capabilities. We will also consider complementary acquisitions to augment these initiatives. For example, in fiscal 1998, to enhance its product offering and foster increased sales, Rexair introduced a redesigned product line and increased efforts to expand its independent direct sales network in the

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

           United States and abroad. Recently, we also invested in a new facility for Bearing Inspection to support future growth and acquired Atech Turbine Components to complement Bearing Inspection's operations.

           COST REDUCTION AND MARGIN EXPANSION. We will seek to reduce costs and improve operating margins at each of our individual businesses through process improvements and by focusing on higher margin products and markets. For example, our continuous productivity improvement techniques have reduced operating costs at Huron and Leon Plastics, and we intend to apply these techniques where appropriate to other operating companies. Ongoing programs also include the continued rationalization of manufacturing operations and increased use of foreign sources of supply at EJ Footwear. In addition, Garden State is implementing process changes to increase hide-cutting yields and is focusing on higher margin products.

           DECENTRALIZED MANAGEMENT WITH PERFORMANCE BASED INCENTIVES. Our operating companies will be managed on a decentralized basis by experienced executives. The chief executive officers of our operating companies average over 15 years in their industries. Incentive compensation for senior executives at our operating companies will depend on reaching short and long-term operating goals linked to the executives' respective businesses. Our corporate management team will supply strategic direction and financial support to the operating companies. They have extensive experience in senior management positions within multi-industry public companies including Hanson PLC and USI. Their compensation under our value creation incentive compensation plans will depend upon reaching operating goals linked to our overall performance. Both our corporate management team and our operating company management will have significant personal equity interests in us, principally in the form of stock options.

CONSUMER PRODUCTS GROUP

     Our Consumer Products Group designs, manufactures and markets a wide variety of products serving numerous, diverse end markets. Several companies in this group sell products which generate attractive margins as compared with those of their peers and strong cash flows. The companies in this group are engaged in the manufacture and distribution of premium vacuum cleaners, footwear, textiles for apparel, folding chairs, windows and patio doors. In fiscal 1999, the Consumer Products Group had net sales of $360.7 million and operating income of $43.0 million, after deducting restructuring and other related charges of $0.7 million. These amounts represented 42% of our net sales and 47% of our operating income before management fees charged by USI and divisional overhead in fiscal 1999.

     REXAIR. Rexair, founded in 1933, is a leading manufacturer of premium vacuum cleaner systems. Rexair markets its Rainbow'r' vacuum cleaner system through an extensive network of independent distributors. Rexair products are sold to consumers by direct sale throughout the United States and Canada and over 70 other countries.

     In 1998, Rexair introduced a redesigned vacuum cleaner system, the Rainbow'r' e SERIES'TM', a full-service cleaning system that collects dirt particles by means of a combination water filtration and separator system. This new product line offers updated styling and improved filtration through the addition of High Efficiency Particulate Arresting (HEPA) filters to the system. Rexair believes this system provides a technologically superior alternative to traditional vacuum cleaners. The full system has optional accessories including a motorized power nozzle; the RainbowMate'r', a motorized, hand-held attachment for cleaning upholstery, stairs and other hard-to-reach areas; and the AquaMate'r' carpet shampooing attachment.

     Rexair distributes the Rainbow'r' and its accessories through a network of over 1,000 independent authorized distributors and subdistributors, which together employ over 10,000 full and part-time sales representatives. Sales to consumers are made through in-home demonstrations by sales representatives and are typically arranged by referrals from other consumers. We estimate that over 60% of the purchases of Rexair products in the United States are financed either by independent consumer finance companies or, to a lesser extent, by the independent distributors. Rexair supports the distribution

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

network with training about product features and sales techniques and sponsors sales incentive and recruitment programs.

     In fiscal 1999, sales in the United States and Canada accounted for approximately 47% of Rexair's total unit sales. The remaining sales were spread over a number of foreign markets, with significant sales made in Portugal, Austria, Japan and Poland. In the domestic market, the vacuum cleaner industry is mature and highly competitive. Rexair's most significant competitors in the premium segment of the domestic vacuum cleaner industry are the Kirby division of Scott-Fetzer (a subsidiary of Berkshire Hathaway Inc.), Electrolux, Inc. (U.S.A.) and, to a lesser extent, Health-Mor (Filter Queen vacuum cleaners).

     Competition in direct sales of vacuum cleaners is based primarily on the quality of the product and on sales technique and personnel, as well as marketing and distribution approaches. Management believes that Rexair does not compete on the basis of price. Rexair also experiences competition in recruiting its distributors. In addition, its distributors experience competition in recruiting and retaining sales representatives.

     Rexair manufactures the Rainbow'r' system at its facility in Cadillac, Michigan. It purchases motors and other components from third-party vendors. Rexair considers its suppliers to be reliable.

     Rexair's strategy focuses on providing premier quality products, supported by strong customer service, through effective marketing techniques. It seeks to achieve growth by increasing its distribution network through ongoing recruiting efforts.

     EJ FOOTWEAR. EJ Footwear, founded in 1890, is a designer, manufacturer and marketer of work, hiking, hunting and western boots and children's footwear. Its products are sold in niche markets under well-known specialty brand names, including Georgia Boot'r', Lehigh'r', Northlake'r' and Durango'r'.

     EJ Footwear operates five companies:

          Georgia Boot produces boots in the mid-range price segment of the industry and markets its products to sporting goods stores, and farm and ranch stores. It competes with Wolverine, Carolina, Timberland and Rocky.

          Lehigh Safety Shoe is a leading direct service provider of occupational safety footwear. Lehigh utilizes a nationwide network of shoemobiles, shoe centers, independent distributors and on-site commissary locations to sell directly to industrial and commercial facilities. It competes with Iron-Age and Hy-Test.

          Durango Boot markets a diversified line of western and farm and ranch boots primarily to farm, ranch and independent western stores. It competes with Justin, Wolverine, Acme and Laredo.

          Trimfoot sells infant's and children's footwear through various distribution channels. It competes with Step-N-Stride, Carter's, Capezio and Goldbug.

          Empire Footwear supplies domestic department stores, catalog merchants and mass merchants with imported footwear products, primarily on a private label basis as well as under the Northlake'r' brand name.

     EJ Footwear seeks to maintain its competitive position in the markets it serves by offering comfortable, technologically advanced products at moderate price points. EJ Footwear also emphasizes the design and marketing of new products, such as Georgia Boot's new Eagle Light'r' line of casual-style work shoes and a new specialty line of Durango products sourced in Mexico and Brazil. EJ Footwear has a modern distribution center located in Endicott, New York, as well as two domestic manufacturing facilities located in Blairsville, Georgia and Franklin, Tennessee. To improve operating efficiencies and margins, EJ Footwear recently introduced several initiatives to refocus its strategic orientation. These initiatives include rationalizing its manufacturing facilities and sourcing specific products from the Far East and the Dominican Republic through long-standing supplier relationships. Additionally, EJ Footwear is evaluating its strategic alternatives regarding the future operations of Trimfoot.

     NATIVE TEXTILES. Native Textiles, founded in 1929, supplies warp knit fabrics to domestic manufacturers of activewear and intimate apparel. It also commission-dyes lace and other specialty fabrics for third parties. Native's customers include Nike, Champion, Adidas and W.L. Gore (the maker of Gore-Tex) in the activewear market, and Playtex, Hanes, Bali, Warner and Fruit of the Loom in the intimate apparel market.

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

     Native employs sales representatives in New York City and Los Angeles and also distributes its products through non-company selling agents. Its manufacturing facilities are located in Glens Falls, New York. Its competitors include Guilford Mills, Inc. and Fab Industries.

     BILTBEST WINDOWS. BiltBest, founded in 1947, manufactures and distributes wood windows, aluminum-clad windows and patio doors. BiltBest, located in Ste. Genevieve, Missouri, primarily sells its products to lumber yards, building products dealers and manufactured housing companies in the mid-western United States. It competes with regional and national window companies by offering quality products at moderate price points.

     SCF INDUSTRIES. SCF, formed in 1997, manufactures folding and stacking chairs in Irondale, Alabama as a licensee of the Samsonite'r' name. The Samsonite'r' brand name has been in use for over 80 years and has been associated with folding chairs since the 1940's. SCF's current license agreement for the brand name extends to 2009. SCF has a strong position in selling folding chairs to the party rental market, where it is the sole licensee of the Samsonite'r' brand name. It also sells its products to office product wholesalers. Key competitors include Krueger, Bevis, ABCO and Office Star.

PRECISION ENGINEERED PRODUCTS GROUP

     Our Precision Engineered Products Group serves specialized markets requiring high-quality, value-added products and services designed to meet exacting standards and customer specifications. To satisfy these precise standards, our companies provide significant design, engineering and manufacturing expertise as well as tailored technical support. Substantially all of the products and services provided by this group are critical to our customers. We expect to expand these businesses through both organic growth and by making selected complementary acquisitions in these fragmented markets. The group has a significant international presence, with approximately 47% and 8% of fiscal 1999 net sales generated in Europe and Asia, respectively. The group had fiscal 1999 net sales of $184.7 million and operating income of $31.7 million. This group represented 22% of our net sales and 34% of our operating income before management fees charged by USI and divisional overhead in fiscal 1999.

     HURON. Huron, founded in 1943, is a manufacturer of value-added precision machined products for the automotive industry. Products include screw machined parts, tubular assemblies, dowels, fittings, shafts and air-conditioning and fuel manifolds. Huron's modern manufacturing facilities are strategically located in Port Huron, Michigan and Lexington, Michigan near its principal customers. Huron has developed strategic supplier relationships with domestic and foreign automobile manufacturers and their suppliers. Huron's largest customers are Visteon (a Tier I supplier to Ford), Ford and Chrysler. Huron is a long-term supplier to several Ford divisions, and has supplied Ford with virtually all of its brake bolt requirements for light trucks and sports utility vehicles since 1976.

     Industry over-capacity has resulted in consolidation among original equipment manufacturers and their supplier base. In order to address these market conditions and the impact of price concessions sought by manufacturers, Huron has successfully introduced new and efficient products and processes to maintain a low-cost position in the market. Huron has a well-developed continuous process improvement program that has been in place since 1995. Huron also provides a high degree of engineering and logistical support to its key customers to further Huron's goal of maintaining and improving its competitive position with them. The market for the manufacture of machined automotive components is fragmented. Many of Huron's competitors are small and privately owned. Key competitors include Master Automatic, Black River Manufacturing and Horizon.

     BEARING INSPECTION. Bearing Inspection, founded in 1955, inspects and overhauls jet aircraft engine bearings for customers located worldwide. In January 1999, Bearing Inspection acquired Atech Turbine Components, allowing Bearing Inspection to expand into the business of refurbishing the 'hot sections' of turbo-prop engines. These companies offer fleet operators cost-effective alternatives to the purchase of new parts from original equipment manufacturers.

     The demand for jet and turbo-prop engine overhaul products and services reflects the number of engine hours flown by the commercial airline industry and increased industry emphasis on cost reduction. Our customers include international, domestic and regional carriers and independent engine overhaul companies. Bearing Inspection has recently moved into a larger, ISO9002 accredited facility in Los Almitos, California and continues to operate its Atech facility located in Worcester, Massachusetts.

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

     Bearing Inspection's primary competitors are the MRC Bearings division of AB SKF (Sweden), the PBC division of Timken, the SNR Bearing, USA division of SNR (France) and FAG Bearings Corp, a division of FAG Group (Germany). These companies manufacture new bearings and also have bearing overhaul operations. Bearing Inspection believes that it is the only major independent overhauler of aircraft engine bearings. Our growth strategy includes capitalizing on continued growth in the airline industry, expansion of our strategic relationships with engine manufacturers and further marketing initiatives with international air carriers to promote the cost benefits of engine component overhaul. In this regard, Bearing Inspection recently entered long-term agreements to provide bearing overhaul services to Delta Air Lines and Air India.

     FSM EUROPE BV. FSM, founded in 1967, is located in Sittard, The Netherlands. FSM was acquired from Philips Components B.V. in May 1998. FSM manufactures flat shadow masks, a component in color television picture tubes. A flat shadow mask is the screen within a picture tube that directs the colors emitted by each of the blue, red and green color guns. In connection with the acquisition from Phillips, FSM entered into a long-term contract to supply Philips with a specified number of flat shadow masks annually. This contract, denominated in U.S. dollars, expires in May 2004, presently accounts for substantially all of FSM's sales, and is subject to annual price adjustments based on world market prices.

     JADE TECHNOLOGIES SINGAPORE LTD. Jade, founded in 1981, is a public company based in Singapore and listed on the Stock Exchange of Singapore Dealing and Automated Quotation system. We own approximately 75% of Jade, with the remainder being owned by the public. Jade manufactures stamped and plated integrated circuit leadframes. A leadframe is a customized product that holds a semiconductor chip and acts as the electrical connection between the chip and a circuit board. In January 1998, Jade acquired the leadframe business of Philips Semiconductors B.V., which is located in Sittard, The Netherlands.

     Jade sells primarily to electronics manufacturers with all sales denominated in U.S. dollars. The leadframe industry is competitive, with competition based on delivery lead-times, price and quality. Jade has a long-term contract to supply Philips Semiconductors B.V., its largest customer, with a specified number of leadframes annually. This contract expires in January 2001 and is subject to annual price adjustments based on world market prices.

AUTOMOTIVE INTERIOR PRODUCTS GROUP

     Our Automotive Interior Products Group provides specialty products to the automotive market. The companies within this group have developed many 'strategic supplier' relationships with leading automotive original equipment manufacturers and Tier 1 suppliers and provide strong product and customer support. The group had fiscal 1999 net sales of $313.5 million and operating income of $17.4 million. This group represented 36% of our net sales and 19% of our operating income before management fees charged by USI and divisional overhead in fiscal 1999.

     Our strategy is to be a leading manufacturer and supplier of high quality products, supported by superior customer service and a strong design team. We seek to maximize our profitability by focusing on improving profit margins and implementing continuous process improvement programs in these companies to reduce costs while optimizing quality and delivery capabilities.

     GARDEN STATE TANNING. Garden State, founded in 1933, is a leading manufacturer and marketer of high quality leather upholstery products in various colors, patterns and grains, primarily for installation as automotive seating and trim. Garden State has earned a reputation within the automotive industry for producing high quality products. Among Garden State's customers for finished leather are Toyota (including Lexus), Ford, General Motors, BMW, Mazda and Honda (including Acura) or their Tier I suppliers. Garden State believes it is positioned to benefit from the current trend of increasing demand for leather interiors in the automobile industry. This trend is particularly strong within the light truck and sport utility vehicle segments of the automobile market.

     Garden State has received many customer awards for product, service and cost reduction achievements. Recently it was designated by Toyota Motor Corporation as one of only five 'Superior Suppliers' worldwide. Garden State produces cut leather 'sets' that are shipped to customers' facilities where they are sewn and attached to automobile seats and other vehicle parts. In addition, Garden State generates operating income through the sale of byproducts (i.e., split hides and scrap leather). Hides comprise approximately one-half of Garden State's costs of production, and Garden State procures approximately one-half of its hides from the largest U.S. supplier of hides, with whom it has a long standing relationship. The balance is purchased from various other suppliers.

     Garden State has three primary manufacturing facilities located in Williamsport, Maryland, Fleetwood, Pennsylvania and Reading, Pennsylvania along with cutting facilities in Adrian, Michigan and Saltillo, Mexico. All of Garden State's facilities are ISO9002/QS9000 accredited.

     Major manufacturers in the worldwide automotive leather industry include Garden State and two of its major competitors, Eagle Ottawa Leather Corporation and Seton Corporation. Garden State is focused on increasing profitability by providing high quality products, improving production yields and streamlining operations.

     LEON PLASTICS. Leon Plastics, founded in 1958, manufactures molded plastic parts and assemblies for the automotive industry. Its products range from plastic console and instrument panel components to functional components such as the complete rear door panel for the Ford Ranger pickup truck. Among Leon Plastics' customers are Ford, Chrysler, Visteon and Johnson Controls.

     Leon Plastics operates manufacturing facilities in Grand Rapids, Michigan and Grand Island, Nebraska. Leon Plastics has an industry-wide reputation for its expertise in molding flexible vinyl over foam to fabricate cushioned trim components with high quality characteristics. We believe that Leon Plastics' extensive product knowledge and innovative engineering allow it to shorten the overall product development cycle. New programs at Leon include products commencing for the Ford Taurus and Mercury Sable (2000 model year), Dodge Dakota and Durango (2001 model year) and Ford Expedition and F-Series pickup trucks (2002 model year).

     Key competitors include Plastech, Springfield Products, Purethane and Collins & Aikman.

EQUITY INTERESTS

     We own approximately 20% of the equity of United Pacific Industries, a limited liability company incorporated in Bermuda and listed on the Stock Exchange of Hong Kong. United Pacific is an investment holding company whose subsidiaries are engaged in the manufacture of voltage converters as component parts for low voltage consumption electronic products, rechargeable batteries and other electronic components and toy products. This investment is accounted for using the equity method of accounting within our Precision Engineered Products Group.

RAW MATERIALS COSTS

     Most of our businesses are dependent, to varying degrees, on the availability of raw materials, including plastics, hides, copper, nickel, certain grades of steel, wood, glass and corrugated packaging materials. The impact of raw material price increases on the operating income of our businesses depends on their ability to pass along cost increases to our customers. Although raw material shortages or price increases from time to time may have an adverse effect on the results of operations of our individual businesses, we do not believe that these factors are material to us on a consolidated basis.

EMPLOYEES

     At September 30, 1999, we had approximately 5,000 employees (excluding employees of United Pacific and Jade). Approximately 50% of our employees were represented by unions. We believe that the relations of our operating subsidiaries with employees and unions are generally good.

GOVERNMENTAL REGULATION

     Our operating units are subject to numerous federal, state, local and foreign laws and regulations concerning such matters as zoning, health and safety and protection of the environment. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from such various federal, state, local and foreign laws and regulations.

     Approximately five present and former operating sites, or portions thereof are the subject of investigations, monitoring or remediation under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ('CERCLA'), the federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from monitoring at two sites to implementation of the clean-up or remediation of the other sites. We do not believe that any of these proceedings will have a material adverse effect on our business or financial condition or will otherwise interfere with our operations at these sites.

     A number of our present and former operating units have been named as potentially responsible parties at seven off-site disposal sites under CERCLA or comparable state statutes in a number of federal and state proceedings. In each of these matters our operating units are working with the governmental agencies involved and other potentially responsible parties to address the environmental claims in a responsible and appropriate manner and the cleanup effort at each site is in the advanced stages of remediation or monitoring. Under CERCLA and other similar statutes, any generator of hazardous waste sent to a hazardous waste disposal site is potentially responsible for all clean-up, remediation and response costs required for such site, irrespective of the amount of waste which the generator sent to the site. We do not believe that any of the pending proceedings will have a material adverse effect on our business or financial condition.

     In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations. While the amount of expenditures in future years will depend on legal and technological developments which cannot be predicted at this time, these expenditures may progressively increase as regulations become more stringent. Future costs for compliance cannot be predicted with precision and there can be no certainty with respect to any costs we may be forced to incur in connection with historical on-site or off-site waste disposal.

     Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose 'strict liability,' rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we cannot predict whether modifications of existing laws or regulations or the adoption of new laws or regulations, or presently unidentified environmental conditions or unanticipated enforcement actions, particularly with respect to environmental standards, could require material capital expenditures or otherwise have a material adverse effect on our business or financial condition.

     At September 30, 1999, we had accrued approximately $3.2 million for various known environmental-related liabilities. We believe that the range of liability for such matters is between $2.0 million and $5.8 million. We cannot predict whether future developments in laws and regulations concerning environmental protection will affect our earnings or cash flow in a materially adverse manner or whether our operating units will be successful in meeting future demands of regulatory agencies in a manner which will not have a material adverse effect on our business or financial condition.

PATENTS AND TRADEMARKS

     Our subsidiaries have numerous United States and foreign patents, patent applications, registered trademarks and trade names, and licenses. Certain of the trademarks and trade names, some of which are described above, are of material importance to our businesses, including our Rainbow'r', Georgia Boot'r', Durango'r', Lehigh'r' and BiltBest'r' trademarks. The Samsonite'r' trademark is used under a license that extends to 2009. None of our other material trademarks are of limited duration. Although protection of our patents and related technologies are important components of our business strategy, none of the individual patents is material to our business as a whole.

PROPERTIES

     We lease approximately 6,000 square feet of office space for our headquarters in New Jersey. The principal properties of each of our operating companies at September 30, 1999, and the location, primary use, approximate square footage and ownership status thereof, are set forth in the table below:


Bearing Inspection      Worcester, MA              Manufacturing                         9,000      Leased
                        Los Alamitos, CA           Manufacturing                        72,000      Leased
BiltBest Windows        Ste. Genevieve, MO         Manufacturing                       214,000      Owned
EJ Footwear             Blairsville, GA            Manufacturing                        65,000      Leased
                        Farmington, MO             Manufacturing/Distribution          173,000      Owned
                        Endicott, NY               Administration                       56,000      Owned
                        Endicott, NY               Warehouse/Distribution              274,000      Owned
                        Franklin, TN               Administration/Distribution         148,000      Owned
                        Franklin, TN               Manufacturing                        43,000      Owned
                        Franklin, TN               Administration                        8,000      Leased
                        Franklin, TN               Manufacturing                        48,000      Leased
FSM                     Sittard, The Netherlands   Manufacturing/Administration        197,000      Owned
Garden State Tanning    Hagerstown, MD             Warehouse                            38,000      Leased
                        Williamsport, MD           Manufacturing                       372,000      Owned
                        Williamsport, MD           Warehouse                           100,000      Leased
                        Adrian, MI                 Manufacturing                       125,000      Owned
                        Troy, MI                   Administration                        2,000      Leased
                        Fleetwood, PA              Manufacturing                       148,000      Owned
                        King of Prussia, PA        Administration                        9,000      Leased
                        Reading, PA                Manufacturing                        75,000      Owned
                        El Paso, TX                Warehouse                             3,000      Leased
                        Saltillo, Mexico           Warehouse                            61,000      Leased
Huron                   Lexington, MI              Manufacturing/Warehouse             121,000      Owned
                        Port Huron, MI             Storage                               6,000      Leased
                        Port Huron, MI             Manufacturing                        52,000      Leased
Jade Technologies       Jurong Town, Singapore     Manufacturing/Administration         65,000      Leased
                        Tuas Tech Park, Singapore  Manufacturing/Administration         22,000      Leased
                        Sittard, The Netherlands   Manufacturing                        70,000      Leased
Leon Plastics           Wyoming, MI                Manufacturing                       200,000      Owned
                        Grand Rapids, MI           Storage                              30,000      Leased
                        Alda, NE                   Manufacturing                        99,000      Owned
                        Grand Island, NE           Storage                              30,000      Leased
Native Textiles         Glens Falls, NY            Manufacturing                       244,000      Leased
                        Glens Falls, NY            Warehouse                            80,000      Owned
                        New York, NY               Administration                        8,000      Leased
                        Queensbury, NY             Manufacturing/Administration        116,000      Leased
Rexair                  San Leandro, CA            Warehouse                             5,000      Leased
                        Cadillac, MI               Manufacturing                       370,000      Owned
                        Troy, MI                   Administration                       23,000      Leased
                        Cinnaminson, NJ            Warehouse                            10,000      Leased
SCF Industries          Irondale, AL               Manufacturing                        70,000      Owned
                        Irondale, AL               Administration                        4,000      Leased
                        Irondale, AL               Warehouse/Manufacturing              65,000      Leased
                        Murfreesboro, TN           Administration                        6,000      Leased

LEGAL PROCEEDINGS

     Various of our subsidiaries are defendants in ordinary, routine litigation incidental to present and former operations. Even if we do not prevail, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect upon our business or financial condition.

                                   MANAGEMENT

DIRECTORS

     After the spin-off, our board of directors will consist of six persons, who will be divided into three equal classes each having a three-year term. The two executive officers who are expected to serve as directors after the spin-off are presented below. [We will name our additional directors in an amendment to this filing.]

NAME                                   POSITION
----                                   --------
John G. Raos.........................  Chairman and Chief Executive Officer
Peter J. Statile.....................  Executive Vice President -- Operations

     John G. Raos, 50, has served as President and Chief Operating Officer of USI and as a director of USI since USI's demerger from Hanson PLC in 1995. For the balance of the past five years, Mr. Raos served as President and Chief Operating Officer of Hanson Industries, the U.S. arm of Hanson, and was a director of Hanson.

     Peter J. Statile, 43, has served as President and CEO of Hanson North America, Inc. and as an associate director of Hanson PLC from 1998 to 1999. For the balance of the past five years, he served Hanson's U.S. group as Vice President -- Corporate Controller and subsequently as Executive Vice
President -- Chief Financial Officer.

COMMITTEES

     After the spin-off, our board of directors is expected to establish and designate a compensation committee and an audit committee. Directors who are also our officers or employees will not be permitted to serve on either committee. The functions of these standing committees will be as follows:

          Compensation Committee. The compensation committee will set the compensation of all executive officers subject to the terms of their employment agreements and administer and make awards under our stock incentive plan and other incentive plans. The committee will also review the competitiveness of management compensation and benefit programs and principal employee relations policies and procedures. All of the members of the compensation committee are intended to be 'disinterested' within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, and 'outside directors' within the meaning of Section 162(m) of the Internal Revenue Code ('Code Section 162(m)').

          Audit Committee. The audit committee will be responsible for matters relating to accounting policies and practices, financial reporting and internal controls. It will recommend to our board of directors the appointment of a firm of independent accountants to audit our financial statements and will review with representatives of the independent accountants the scope of the audit of our financial statements, results of audits, audited financial statements, audit costs and recommendations with respect to internal controls and financial matters. It will also review non-audit services rendered by our independent accountants and will periodically meet with or receive reports from our principal financial and accounting officers.

FEES

     Non-employee directors will receive an annual cash retainer of $9,000 plus $1,000 for each board and $500 for each committee meeting attended and reimbursement of all reasonable expenses incurred in connection with such meetings. We will pay the premiums on directors' and officers' liability and travel accident insurance policies insuring directors. Each non-employee director will also receive initial and annual stock grants and stock option grants. See Executive Compensation -- Stock Incentive Plan.

EXECUTIVE OFFICERS

     The following individuals are expected to serve as our executive officers at the time of the spin-off. Our board of directors may appoint additional executive officers from time to time.

NAME                                   POSITION
----                                   --------
John G. Raos                           Chairman and Chief Executive Officer
Peter J. Statile                       Executive Vice President -- Operations
Steven C. Barre                        Vice President, General Counsel and Secretary
Gary K. Meuchel                        Vice President -- Human Resources
Peter F. Reilly                        Vice President, Chief Financial Officer and
                                       Treasurer
Robert J. Vander Meulen                Corporate Controller

     For biographical information concerning Messrs. Raos and Statile, see ' -- Directors' above.

     Steven C. Barre, 39, has served as Associate General Counsel of USI since 1995. For the balance of the past five years, Mr. Barre served as Associate General Counsel of Hanson Industries.

     Gary K. Meuchel, 47, has served since 1997 as Vice President -- Human Resources of Lighting Corporation of America, which is a USI subsidiary. For the balance of the past five years, Mr. Meuchel served as Vice President -- Human Resources of Progress Lighting Inc., another subsidiary of USI.

     Peter F. Reilly, 35, has served as Treasurer of USI since 1997. Earlier in his career at USI, he served as Assistant Treasurer and subsequently as a Group Controller. For the balance of the past five years, he served as a financial advisor to Hanson Industries and, previously, as Assistant Treasurer of Marine Harvest International, Inc., a public company engaged in the farming and distribution of seafood products.

     Robert J. Vander Meulen, 36, has served as Director of Audit and Internal Control of USI since 1999. Earlier in his career at USI, he served as Assistant Corporate Controller and subsequently as Assistant Treasurer. For the balance of the past five years, Mr. Vander Meulen served as Director of Financial Analysis of Hanson Industries and, previously, as an Audit Senior Manager for Ernst & Young LLP.

                             EXECUTIVE COMPENSATION

     The following is a description of the executive compensation arrangements and benefit plans adopted or expected to be adopted by us, some of which are substantially similar to those in effect at USI. After completion of the spin-off, none of our officers will participate in any USI benefit plans, except to the extent they are entitled to exercise any vested USI stock options pursuant to such plans for a period of 90 days (and for a few executives of retirement age, for up to one year) following the spin-off. For information regarding our assumption of certain liabilities and assets of the USI plans, see 'The Spin-off -- Agreements between Strategic and USI and Relationship after the Spin-off -- Corporate Transition Agreement.'

EMPLOYMENT AGREEMENTS

     The following is a summary of the employment agreements of each of the individuals who is expected to become one of our five most highly compensated executive officers after the spin-off.

     The employment agreements provide for Messrs. Raos, Statile, Barre, Meuchel and Reilly to serve, commencing on the date of the spin-off (the 'Commencement Date'), respectively, as our Chairman, Chief Executive Officer and Director; as Executive Vice President -- Operations and Director; as Vice President, General Counsel and Secretary; as Vice President -- Human Resources; and as Vice President, Chief Financial Officer and Treasurer. Unless terminated earlier as discussed below, the term of employment under each agreement will expire on the second (or, in the case of Mr. Raos, the third) anniversary of the Commencement Date subject to automatic extension for additional two (or, in the case of Mr. Raos, three) year terms on each applicable anniversary unless either party gives at least 90 days' prior written notice of non-extension.

     The employment agreements provide that we will pay Messrs. Raos, Statile, Barre, Meuchel and Reilly annual base salaries at rates of not less than $500,000, $250,000, $180,000, $165,000 and $200,000, respectively. Commencing with fiscal 2000, each executive will be eligible to receive an annual cash bonus, with a target bonus potential equal to at least 100%, 70%, 55%, 55% and 65% of his base salary, respectively, based on the achievement of a performance target established by the Compensation Committee under a bonus plan qualifying the bonuses as 'performance-based' for purposes of Code Section 162(m). Mr. Statile's employment agreement also provides that he will be entitled to receive a special bonus in the amount of $50,000, which will be paid on the later of 30 days following the Commencement Date or January 15, 2000 (the 'Special Bonus').

     Mr. Raos and Mr. Statile acknowledge in their employment agreements their intention to purchase our common stock after the Commencement Date. In the case of Mr. Raos, he acknowledges his intention to purchase the lesser of (i) $1,000,000 worth of our common stock or (ii) 0.5% of our issued and outstanding common stock on the day after the Commencement Date, within the 120 day period following the Commencement Date. In the case of Mr. Statile, he acknowledges his intention to purchase the lesser of (i) $250,000 worth of our common stock or
(ii) 0.125% of our issued and outstanding common stock on the day after the Commencement Date, within the 365 day period following the Commencement Date.

     In addition, we have agreed to recommend to the Compensation Committee of our Board of Directors that (i) within 90 days after the Commencement Date,
Messrs. Raos and Reilly be granted awards of       and       shares of our
restricted common stock, respectively, to replace the shares of restricted USI common stock which were forfeited upon ceasing employment with USI (and in the case of Mr. Reilly, the Compensation Committee is required to recommend that such shares of restricted common stock vest over a period not to exceed 5 years), and (ii) Messrs. Raos, Statile, Barre, Meuchel and Reilly receive grants of stock options to purchase a number of shares of our common stock with a value in the aggregate of $3,500,000, $1,500,000, $720,000, $660,000 and $1,100,000,
respectively (the total number of options will be granted in three successive grants made during each of the three fifteen day periods following the Commencement Date with each grant determined by dividing one third of the foregoing amounts by the fair market value on the date of grant ). The recommended exercise price of the stock options is to be equal to the fair market value of the common stock on the date of grant. We also will recommend that the options vest in equal installments on each of the first four anniversaries of October 1, 1999, in each case subject to (i) full acceleration upon a Change in Control of us (as defined in each employment agreement) and (ii) except with respect to Mr. Raos, vesting of the portion of the options which would have vested on the next vesting date, and with respect to Mr. Raos, vesting of all outstanding options, following the date of termination upon any termination other than by us for Cause (as defined in each employment agreement) or a voluntary termination by the executive without Good Reason (as defined in each employment agreement). The employment agreement for Mr. Raos provides that we do not intend to recommend to the Compensation Committee that any additional stock options or restricted stock be granted to Mr. Raos for two years after the Commencement Date.

     The executives will be entitled to participate in all pension, retirement, savings, welfare and other employee benefit plans and arrangements and fringe benefits and perquisites that we maintain from time to time for comparable level executives. The employment agreement for Mr. Raos also provides that Mr. Raos will have coverage and benefits at least equal in the aggregate and fringe benefits and perquisites of at least equal value to those provided to him by USI in accordance with the provisions of his employment agreement with USI in effect immediately before the Commencement Date. To the extent the executives currently participate in any long-term incentive plan sponsored by USI or its subsidiaries (the 'USI LTIP') and any supplemental executive retirement plan sponsored by USI or its subsidiaries (the 'USI SERP'), each executive's account balance in the USI LTIP and benefit accruals under the USI SERP will be transferred to similar arrangements with us.

     The employment agreements provide that if the executive's employment with us is terminated by reason of death or disability, the executive or his legal representative will receive, in addition to accrued compensation, the prorated target annual bonus of the executive for the fiscal year of the executive's death or disability, payment on a monthly basis of, in the case of Mr. Raos, 12 months, in the case of Mr. Statile, 6 months, and, in the case of Messrs. Barre, Meuchel and Reilly, 3 months of base salary (subject in the case of a termination due to disability to offset by the amount the executive receives under any long-term disability program maintained by us), payment of spouses' and dependents' COBRA coverage premiums for no more than 3 years and any other benefits owing to the executive under the then applicable employee benefit, long term incentive and equity plans of Strategic.

     The employment agreements with Messrs. Raos and Statile provide that if the executive's employment with us is terminated (1) by us other than for Cause (as defined in each employment agreement), (2) by the executive for Good Reason (as defined in each employment agreement), (3) in the case of Mr. Raos for any or no reason within two years after a Change in Control of us (as defined in his employment agreement), or in the case of Mr. Statile, during the 30 day period commencing 6 months after a Change in Control of us (as defined in his employment agreement), or (4) as a result of our giving notice of non-extension at the end of any employment term, then the executive will be entitled to receive accrued compensation and certain payments and amounts. Payments to Mr. Statile are subject to the execution of a release of claims by him and, in the case of the amounts and benefits described in (a)(2), (3) and (4) below, only if termination is after a Change in Control of us (as defined in his employment agreement). The payments and benefits to be made in that situation are: (a) a lump sum equal to three (or, in the case of Mr. Statile, two) times (1) base salary, (2) the highest annual bonus paid or payable to the executive by us for any of the previous three completed fiscal years, (3) the value of an additional year of service and compensation credit for qualified and nonqualified pension plan purposes, and (4) the value of our maximum contribution under any type of qualified or nonqualified 401(k) plan, (b) our payment of the premiums for the executive and his dependents' health coverage for three years (or in the case of Mr. Statile, for two years), (c) any other amounts or benefits due under any employee benefit, long-term incentive or equity plans and programs in which the executive participates at that time in accordance with such plans and (d) in the case of Mr. Statile, if not vested in a tax-qualified defined benefit plan maintained by us, a pro rata payment based upon his then accrued benefit under our qualified pension plan (all such payments being collectively referred to as the 'Severance Payment').

     In addition, if the Severance Payment to either of the executives under his employment agreement, together with other amounts paid to the executive, exceeds certain threshold amounts and results from a change in ownership as defined in
Section 280G(b)(2) of the Internal Revenue Code, the employment agreement provides that the executive will receive an additional amount to cover the federal excise tax and any interest or penalties with respect thereto on a 'grossed up' basis.

     The employment agreements provide that if the executive is terminated for Cause (as defined in the employment agreement) or voluntarily resigns without Good Reason (as defined in the employment agreement) (which right the executive has on 60 days notice), the executive will only receive accrued compensation through the date of termination and unreimbursed business expenses.

     The employment agreements with Messrs. Barre, Meuchel and Reilly provide for substantially similar provisions on termination as those provided for in Mr. Statile's employment agreement except that (i) payment of the two times base salary will be made to the executive in installments if termination occurs prior to a Change in Control of us and (ii) the executive may only resign and collect severance based purely on the Change in Control of us during a 30-day window after the first anniversary of the Change in Control.

     The employment agreements also will provide for (i) indemnification of the executives for actions in their corporate capacity and directors and officers liability insurance, (ii) with regard to Messrs. Raos and Statile, coverage in most instances for legal fees incurred in enforcing their rights under their respective employment agreements and (iii) with regard to Messrs. Statile, Barre, Meuchel and Reilly, confidentiality provisions applicable to the period during and after the employment term and a provision prohibiting the solicitation of our employees during the employment term and for a period of two years afterwards.

VALUE CREATION PLAN

     On        , 1999 our board of directors and USI, as our sole stockholder, adopted the Strategic Industries, Inc. Value Creation Plan (the 'VCP'). The purpose of the VCP is to attract, retain and motivate key employees by providing performance-based awards payable on a current and a deferred basis to key employees who are selected to participate by the Compensation Committee. The following summary of the VCP is intended only as a summary and is qualified in its entirety by reference to the VCP, which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

     Participants in the VCP will be eligible to receive a performance award ('Performance Award') based on attainment of specified performance goals to be established by the Compensation Committee. These performance goals will be based on one or more of the following criteria selected by the Compensation Committee:
(i) the attainment of certain target levels of, or a specified increase in, our enterprise value or value creation targets (or that of any of our subsidiaries, divisions or other operational units); (ii) the attainment of certain target levels of, or a percentage increase in, our after-tax or pre-tax profits including, without limitation, that attributable to our continuing and/or other operations (or that of any of our subsidiaries, divisions, or other operational units), (iii) the attainment of certain target levels of, or a specified increase in, our operational cash flow (or that of any of our subsidiaries, divisions or other operational units), (iv) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of our bank debt or other of our long-term or short-term public or private debt or other similar financial obligations,
(v) the attainment of a specified percentage increase in earnings per share or earnings per share from our continuing operations (or that of any of our subsidiaries, divisions or other operational units), (vi) the attainment of certain target levels of, or a specified percentage increase in, our net sales, net income or earnings before income tax or other exclusions (or that of any of our subsidiaries, divisions, or other operational units); (vii) the attainment of certain target levels of, or a specified increase in, our return on capital employed or return on invested capital (or that of any of our subsidiaries, divisions or other operational units); (viii) the attainment of certain target levels of, or a percentage increase in, our after-tax or pre-tax return on stockholder equity (or that of any of our subsidiaries, divisions or other operational units); (ix) the attainment of certain target levels in the fair market value of our shares of common stock; and (x) the growth in the value of an investment in our common stock assuming the reinvestment of dividends. The Performance Awards may, in the Compensation Committee's discretion, be paid in cash or in Common Stock (as permitted under another plan) and such awards may be paid on a current basis when earned or deferred, subject to such conditions as determined by the Committee.

     It is expected that the Compensation Committee will set, for fiscal 2000, the performance goals applicable to all participants and the individual levels for participation as a percentage of base pay. We contemplate that under the VCP, the Compensation Committee will make Performance Awards based, in part, on the level of our earnings before interest and taxes as compared to our cost of capital and, in part, on the incremental year-by-year changes in these levels. Further, it is expected that a portion of the Performance Awards earned for any performance period will be deferred, subject to reduction in the amount deferred if continued specified performance levels are not achieved in subsequent years.

     Payment of amounts after the first annual meeting of shareholders occurring more than twelve (12) months after the spin-off is conditioned on future stockholder approval. No participant may receive or be credited with a Performance Award based on the achievement of performance goals for any performance period (which period may be one to three years) that exceeds $3,000,000. Performance periods may overlap and the payments in any one year, as long as from different performance periods, may exceed such amount.

     It is expected that, upon the taking of certain corporate actions following the spin-off, compensation paid under the VCP for fiscal year 2000 and thereafter to participants who are 'covered employees' as defined in Code
Section 162(m) and the applicable regulations thereunder will qualify as tax-deductible pursuant to the performance-based compensation exception provided by Code Section 162(m).

STOCK INCENTIVE PLAN

     On        , 1999, our board of directors and USI, as our sole stockholder, approved the Strategic Industries, Inc. Stock Incentive Plan (the 'SIP'). The following description of the SIP is qualified in its entirety by reference to the SIP, which has been filed as an exhibit to the registration statement of which this information statement is a part.

     Purpose. The purpose of the SIP is to enhance our profitability and value for the benefit of our stockholders by enabling us (i) to offer our employees and our affiliates stock options, restricted stock and other stock-based awards, thereby creating a means to raise the level of stock ownership by employees in order to attract, retain and award such individuals and strengthen the mutuality of interests between our employees and stockholders and (ii) to pay non-employee directors a portion of their annual retainer fee in the form of shares of our common stock and stock options and to make certain other awards of our common stock and grants of stock options to non-employee directors thereby attracting, retaining and rewarding such non-employee directors, and strengthening the mutuality of interests between our non-employee directors and stockholders. It
is estimated that we and our affiliates will have approximately    employees and
we will have four non-employee directors who will be eligible for participation in the SIP.

     Administration. The provisions of the SIP, as applied to eligible employees, will be administered and interpreted by a committee of the board, which will consist of two or more non-employee directors, each of whom is intended to be a non-employee director as defined in Rule 16b-3 and an outside director as defined under Code Section 162(m) (the 'Committee'). With respect to awards to non-employee directors, the SIP will be administered by the board and references to the Committee below will be deemed to refer to the board. Awards under the SIP may not be made on or after the tenth anniversary of approval thereof, but awards granted prior to such date may extend beyond that date.

     Available Shares. The aggregate number of shares of our common stock
subject to awards under the SIP may not exceed          shares. The maximum
number of shares of common stock with respect to which any stock option which may be granted under the SIP during any of our fiscal years to any individual will be 500,000 shares and of Restricted Stock subject to performance goals will be 100,000 shares. The maximum number of shares of common stock subject to other stock-based awards which may be granted under the SIP for any fiscal year to any individual will not exceed 200,000 shares; provided that the foregoing limit does not apply to other stock-based awards used to make payments under any other of our plans or those of our subsidiaries.

     In general, upon the cancellation or expiration of an award, the unissued shares of common stock subject to such awards will again be available for awards under the SIP, but will not be available for the individual limits.

     Options. Under the SIP, the Committee may grant non-qualified stock options and incentive stock options ('ISOs') to purchase shares of our common stock. The Committee will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an ISO granted to a 10% or greater shareholder), the exercise price

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

(which must equal 100% or, in the case of an ISO granted to a 10% or greater shareholder, 110% of the fair market value of our common stock at the time of grant), the time or times at which the option may be exercised and the other material terms of each option. Payment of the exercise price may be made (i) in cash or by check, bank draft or money order, (ii) the delivery of irrevocable instructions to a broker to deliver promptly to us an amount equal to the purchase price, or (iii) on such other terms and conditions as may be acceptable to the Committee.

     The SIP will authorize the Committee, if it decides in its sole discretion, to permit 'reloads' of options exercised, including, without limitation, permitting reloads under which options are granted for the same number of shares as were used to pay the exercise price or withholding. The Committee may also at any time offer to buy out a recipient's option subject to such terms and conditions as the Committee may determine.

     Restricted Stock. The Committee may also award shares of restricted stock to replace the restricted shares of USI common stock forfeited upon an employee ceasing employment with USI (a 'Former USI Employee'). The Committee will determine the Former USI Employees eligible for such awards and the terms and conditions of such awards, including, without limitation, the timing of such awards, the number of shares awarded, the vesting schedule and the right to acceleration thereof. The Committee may condition the grant or vesting of Restricted Stock upon the attainment of any of the performance goals specified above for the Value Creation Plan or upon such other factors as the Committee may determine, in its sole discretion. Upon the award of any shares of restricted stock, the recipient will have all rights of a stockholder with respect to the shares, including voting, tender and dividend rights, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock award agreement. Recipients of restricted stock must enter into a restricted stock award agreement with Strategic, in such form as the Committee determines, which shall state the restrictions to which the shares are subject and the date or dates on which such restrictions will lapse.

     Other Stock-Based Awards. The Committee may also grant other stock-based awards under the SIP to eligible employees that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of our common stock, including but not limited to shares of common stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by us or any of our subsidiaries and stock appreciation rights (either separately or in tandem with stock options and stock equivalent units). Subject to the provisions of the SIP, the Committee will have the authority to determine the recipients to whom and the time or times at which such awards will be made, the number of shares of common stock to be awarded pursuant to or referenced by such award and all other conditions of the awards. The Committee may also provide for the grant of such awards upon the completion of a specified performance period and/or achievement of performance goals. The performance criteria that may be selected by the Committee are the same as those described above for the Value Creation Plan. Other performance goals may be used to the extent such goals satisfy the requirements of Code Section 162(m) or the award is not intended to satisfy the requirements of Code Section 162(m).

     Non-Employee Director Awards. Upon the date the non-employee director begins service as a non-employee director of the Board (even if previously an employee director), except as provided in the next sentence, the non-employee director will receive an award of shares of common stock equal to $20,000 divided by the fair market value of the common stock on the date of grant and a grant of non-qualified stock options to purchase the aggregate number of shares of common stock determined by dividing $50,000 by the fair market value of the common stock on the date of grant. For non-employee directors who begin service within 15 days after the Commencement Date, the common stock awards will be made within 90 days after the Commencement Date, and the stock options will be granted in three successive grants made during each of the three fifteen days periods following the Commencement Date, on the same dates as the grants to executive officers described in Post Spin-Off Awards, below.

     In addition, on the first day of the month following Strategic's annual meeting of stockholders in each fiscal year each non-employee director will receive (1) an award of common stock determined by dividing $9,000 by the fair market value of the common stock on the date of grant and (2) non-qualified stock options to purchase the number of shares of common stock determined by dividing $25,000 by the fair market value of the common stock on the date of grant. Non-employee director options generally will vest 6 months following the date of grant or, if earlier, upon death or disability and vested options will generally be exercisable for a period of three years after the termination of directorship, but in no event beyond the expiration of the ten year term. The Committee may grant additional awards to non-employee directors and the Board may amend the SIP to change the awards described above.

     Change in Control. Unless determined otherwise by the Committee at the time of grant, upon a Change in Control of Strategic (as defined in the SIP), except as provided in this paragraph, all conditions, restrictions and limitations in effect with respect to the exercise of any option or any restricted stock award will immediately lapse and no other conditions will be applied. However, no acceleration of exercisability shall occur with regard to certain options that the Committee determines in good faith prior to a Change in Control will be honored or assumed or new rights substituted therefor by a participant's employer immediately following the Change in Control, unless the Committee determines otherwise. The award agreement issued in connection with an other stock-based award will determine the effect of a Change in Control on such award. Further, if the transaction constituting a Change in Control is to be treated as a 'pooling of interests' for financial reporting purposes, then there shall be no acceleration of exercisability, vesting or lapse of the applicable restriction period to the extent Strategic's independent public accountants determine in good faith that such acceleration would preclude 'pooling of interests' accounting.

     Amendment and Termination. The Board may at any time amend any or all of the provisions of the SIP, or suspend or terminate it entirely, retroactively or otherwise, except that unless otherwise required by law or specially provided in the SIP, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such participant. In addition, without the approval of the stockholders of Strategic in accordance with Delaware law, to the extent required under Code Section 162(m) or to the extent applicable to ISOs, Section 422 of the Internal Revenue Code, no amendment may be made which would: (1) increase the aggregate number of shares of our common stock that may be issued;
(2) increase the maximum individual participant limitations for a fiscal year;
(3) change the classification of employees eligible to receive awards; (4) extend the maximum option term; or (5) require stockholder approval in order for the SIP to continue to comply with the applicable provisions of Code Section 162(m) or, to the extent applicable to ISOs, Section 422 of the Internal Revenue Code. The board may amend the provisions of the Plan applicable to non-employee director awards to provide for additional or different awards to non-employee directors or to effect any other amendment deemed appropriate.

     Nontransferability. Awards granted under the SIP generally will be nontransferable, except that the Committee may, in its sole discretion and subject to certain limitations, permit the transfer of nonqualified stock options at the time of grant or thereafter to certain 'family members' of the recipient.

     Federal Income Tax Consequences. For information concerning the federal income tax consequences of Awards and related matters, please see Annex C.

     Post Spin-off Awards. Following completion of the spin-off, the Compensation Committee is expected (1) to award, without consideration (other
than par value, if required by applicable law), an aggregate of           shares
of restricted common stock to executive officers and other key employees to replace the shares of restricted USI common stock which will be forfeited upon ceasing employment with USI; and (2) to grant executives officers and other key employees options to purchase the aggregate number of shares of Common Stock as shall be determined by dividing a specified value (referred to in this paragraph as 'value') by the fair market value (as defined in the SIP) of the common stock on the date of grant. Five individuals (including the Chief Executive Officer) expected to be among the five most highly compensated executives officers in fiscal 2000 are expected to receive restricted stock awards (to be made within 90 days following the Commencement Date) and/or option grants (with the total number of options to be granted in three successive grants made during each of the three fifteen day periods following the Commencement Date), as follows: Mr. Raos - grants of stock options with an aggregate value of $3,500,000 and shares of restricted common stock; Mr. Statile - grants of stock options with an aggregate value of $1,500,000; Mr. Barre - grants of stock options with an aggregate value of $720,000; Mr. Meuchel - grants of stock options with an aggregate value of $660,000; and Mr. Reilly - grants of stock options with an
aggregate value of $1,100,000 and      shares of restricted common stock. With
respect to all executive officers and other key employees of Strategic as a group, the Committee is expected to grant stock options with an aggregate value
of $          million (exercisable for a maximum of           shares) and award
an aggregate of           shares of restricted common stock.

RETIREMENT PROGRAM

     We anticipate adopting a tax-qualified retirement program to provide pension benefits to our executive officers and corporate office employees. Certain of our subsidiaries sponsor their own pension benefit plans. Substantially all full-time U.S. employees who are at least 21 years old and have completed at least one year of service with us or USI's subsidiaries will be eligible to participate in the retirement program or retirement programs of the operating company by which they are employed (each of our subsidiaries will provide their own retirement programs and plans to their employees). Employees will become vested in their benefits under the retirement programs after five years of service, reflecting service with USI or its subsidiaries. Normal retirement typically will be the later of age 65 or five years of service; however, employees who work beyond their normal retirement age will continue to accrue benefits.

     It is anticipated that we will also adopt a non-qualified, unfunded, deferred compensation plan to be known as the Strategic Industries, Inc. Supplemental Retirement Plan (the 'SRP'). Certain of our subsidiaries also sponsor non-qualified, unfunded deferred compensation plans for their employees. The purpose of the SRP will be to maintain, as a minimum level of benefits, benefits which were provided while employed by USI, including any benefits in excess of the Internal Revenue Code Sections 415 and 401(a)(17) limitations. The defined terms in this paragraph will have the same meanings as in the SRP, the retirement plan or as stated herein.

     Under our retirement program, comprised of a tax qualified pension plan and the SRP, the annual retirement benefits of our executive officers will equal the greater of (i) the product of (a) 2.67% of an employee's final average earnings minus 2% of such employee's social security benefit, multiplied by the number of years of credited service (to a maximum of 25). All defined terms have the same meanings as in the retirement plan or SRP or as stated herein. The following table shows the estimated annual retirement benefits that would be payable under the retirement program to our executive officers, assuming retirement at age 65 on the basis of a straight-life annuity. The table includes benefits payable from the tax qualified retirement plan and the SRP.

                                                    YEARS OF SERVICE
                       --------------------------------------------------------------------------
    FINAL AVERAGE         10         15         20         25         30         35         40
    -------------         --         --         --         --         --         --         --
$ 100,000............  $ 23,200   $ 34,800   $ 46,400   $ 58,000   $ 58,000   $ 58,000   $ 58,000
   200,000...........    49,900     74,850     99,800    124,750    124,750    124,750    124,750
   300,000...........    76,600    114,900    153,200    191,500    191,500    191,500    191,500
   400,000...........   103,300    154,950    206,600    258,250    258,250    258,250    258,250
   500,000...........   130,000    195,000    260,000    325,000    325,000    325,000    325,000
   600,000...........   156,700    235,050    313,400    391,750    391,750    391,750    391,750
   700,000...........   183,400    275,100    366,800    458,500    458,500    458,500    458,500
   800,000...........   210,100    315,150    420,200    525,250    525,250    525,250    525,250
   900,000...........   236,800    355,200    473,600    592,000    592,000    592,000    592,000
 1,000,000...........   263,500    395,250    527,000    658,750    658,750    658,750    658,750

     The following persons expected to become our five highest paid executive officers after the spin-off will be credited with the indicated years of service as of the spin-off under the USI retirement plan, rounded to the nearest
one-tenth of a year: Mr. Raos -   years; Mr. Statile -   years; Mr. Barre -
years; Mr. Meuchel -   years; and Mr. Reilly -   years. Other of our officers
will also be credited with their indicated years of service as recognized under the USI Retirement Plan as of the spin-off.

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

        PROJECTED OWNERSHIP OF OUR STOCK IMMEDIATELY AFTER THE SPIN-OFF

     The following table sets forth the projected beneficial ownership of our common stock immediately after the spin-off by each of our directors, the executive officers who are expected to be our five most highly compensated executive officers in fiscal 1999 and all directors and executive officers as a group. The projections are based upon available information concerning these
individuals' ownership of USI common stock at         , 1999. The projections
also assume the issuance of           shares of restricted common stock under
the SIP and a total of           shares of common stock to our non-employee
directors but do not take into account (1) any shares of USI common stock acquired pursuant to the exercise of options previously granted under USI
compensation programs but not exercised as of           , 1999 or (2) any shares
of our common stock that may be issued upon the exercise of stock options expected to be granted to executive officers and other key employees pursuant to the SIP after the spin-off. See 'Executive Compensation -- Stock Incentive Plan.'

                                                    NUMBER OF SHARES PROJECTED
                                                        TO BE BENEFICIALLY       % OF SHARES
NAME                                                          OWNED              OUTSTANDING
----                                                          -----              -----------
John G. Raos......................................
Peter J. Statile..................................
[Other directors].................................
Steven C. Barre...................................
Gary K. Meuchel...................................
Peter F. Reilly...................................
All directors and executive officers as a group
  (  persons).....................................

     Based upon information available to USI concerning the ownership of USI
common stock at           1999, no person is projected to own beneficially more
than 5% of the outstanding common stock on the date of the spin-off except as
follows:                .

     For information concerning the projected beneficial ownership of our common stock by our and USI's employee benefit plan trusts, see 'The
Spin-off -- Listing and Trading of Our Common Stock.'

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under our certificate of incorporation that will be in effect at the time of the spin-off, the form of which is attached as Annex A to this information statement, we will have authority to issue a total of 25,000,000 shares of all classes of stock, of which 2,000,000 may be shares of preferred stock, par value $0.01 per share, and 23,000,000 may be shares of common stock, par value $0.01 per share.

     Based on the number of shares of USI common stock outstanding as of
       , 1999 and the dividend ratio, it is expected that           shares of
our common stock will be distributed to USI stockholders in the spin-off. All of these shares will be fully paid and non-assessable. The common stock to be distributed will constitute all the shares of our capital stock that will be outstanding immediately after the spin-off. After giving effect to recommended
awards of           shares of restricted common stock to executive officers and
other key employees and the issuance of a total of        shares of common stock
to non-employee directors, the total expected number of outstanding shares of
common stock will be           . In addition, shortly after the spin-off, we
will recommend the issuance to executive officers and other key employees of options to purchase the aggregate number of shares of common stock as shall be determined by dividing $ million by the fair market value of our common stock
on the date of grant (up to a maximum of           shares); the number of shares
expected to be outstanding excludes any shares that may be issued upon exercise of such options. See 'Executive Compensation -- Stock Incentive Plan.'

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. The first annual meeting of stockholders is expected to be held during calendar 2001.

     Holders of our common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that we may issue from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our common stock are entitled to share ratably in all assets available for distribution to our stockholders in the event of liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

PREFERRED STOCK

     The certificate of incorporation that will be in effect at the time of the spin-off will authorize our board of directors, without any vote or action by the holders of our common stock, to issue up to 2,000,000 shares of preferred stock from time to time in one or more series. Our board is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the NYSE or other organizations on whose systems the stock of may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock. Series A preferred stock is issuable under the circumstances described in 'Rights Plan,' below. We have no other present plans to issue any Preferred Stock.

NO PREEMPTIVE RIGHTS

     No holder of any of our capital stock authorized at the time of the spin-off will have any preemptive right to subscribe for or purchase any of our securities of any class or kind.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. will be the transfer agent and registrar for our common stock commencing upon the date of the spin-off.

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

                                  RIGHTS PLAN

     Each share of our common stock to be issued from and after the date of this information statement (including common stock that will trade on a 'when issued' basis) will have attached to it one right issued pursuant to the rights agreement until the rights expire. Each right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of our series A preferred
stock at an initial price of $       per one one-hundredth (1/100) of a share
(the 'exercise price'). Unless earlier redeemed, the rights will expire (the 'Final Expiration Time') at (1) the Stated Expiration Time (i.e., at the close of business on the date of our annual meeting of stockholders in 2001) or
(2) if the Rights Distribution Date (as defined below) shall have occurred before the Stated Expiration Time, the close of business on the one year anniversary of the Rights Distribution Date, provided that our board of directors in office subsequent to the spin-off does not extend or otherwise modify the rights. There can be no assurance, however, as to whether or not our board of directors will so extend, modify or redeem the rights.

     The rights, unless earlier redeemed by our board of directors or extended or modified as described above, will become exercisable by each record holder thereof, other than the Acquiring Person (as defined below), upon the close of business on the day (the 'Rights Distribution Date') which is the earlier of
(1) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of our outstanding voting stock (an 'Acquiring Person') and (2) the tenth business day (or such later date as may be determined by our board of directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of our outstanding voting stock (even if no shares are actually purchased pursuant to such offer). Before the rights distribution date, the rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from our common stock. An Acquiring Person does not include (A) prior to the spin-off, USI, (B) us,
(C) any of our subsidiaries, (D) any of our employee benefit plans or employee stock plans or those of any of our subsidiaries, or any trust or other entity organized, appointed, established or holding our common stock for or pursuant to the terms of any such plan (E) any person whose ownership of 15% or more of the shares of our voting stock then outstanding results solely from its ownership of 15% or more of the USI common stock outstanding on the spin-off record date provided such person is not an Acquiring Person within the meaning of the USI rights plan, or (F) any person or group whose ownership of 15% or more of the shares of our voting stock then outstanding results solely from (1) any action or transaction or transactions approved by our board of directors before such person or group became an Acquiring Person or (2) a reduction in the number of issued and outstanding shares of our voting stock pursuant to a transaction or transactions approved by our board of directors (provided that any person or group that does not become an Acquiring Person by reason of clause (1) or
(2) above shall become an Acquiring Person upon acquisition of an additional 1% of our voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (1) or (2)). For purposes of the foregoing, our outstanding voting stock that trades on a 'when issued' basis on a national securities exchange (such as the NYSE), on the National Association of Securities Dealers' Automated Quotation System or otherwise.

     The rights agreement provides that when a person or group of affiliated or associated persons becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer (as defined below)), the Acquiring Person's rights will thereupon become null and void.

     The rights agreement provides that until the Rights Distribution Date, the rights will be transferred with and only with our common stock. Until the Rights Distribution Date (or earlier redemption or expiration of the rights), our common stock certificates will contain a legend incorporating the rights agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the rights), the surrender for transfer of any of our common stock certificates will also constitute the transfer of the rights associated with our common stock represented by such certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the rights ('rights certificates') will be mailed to holders of record of our common stock as of the close of business on the Rights Distribution Date and such separate certificates alone will evidence the rights from and after the Rights Distribution Date.

     Our series A preferred stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of our preferred stock. Our series A preferred stock may not be issued except upon exercise of rights. Each share of our series A preferred stock will be entitled to receive when, as and if
declared, a quarterly dividend in an amount equal to the greater of $      per
share or      times the cash dividends declared on our common stock. In
addition, our series A preferred stock is entitled to      times any non-cash
dividends (other than dividends payable in equity securities) declared on our common stock, in like kind. In the event of our liquidation, the holders of our series A preferred stock will be entitled to receive a payment in an amount
equal to the greater of $      per one one-hundredth share or      times the
payment made per share of our common stock. Each share of our series A preferred
stock will have      votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is changed, exchanged or converted, each share of series A preferred stock will be
entitled to receive      times the amount received per share of our common
stock. The rights of our series A preferred stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

     The number of shares of our series A preferred stock issuable upon exercise of the rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision, combination or issuance of capital stock in a reclassification of, our common stock. The exercise price for the rights is subject to adjustment in certain circumstances, including certain distributions of cash or other property to holders of our common stock.

     Unless the rights are earlier redeemed, in the event that, at any time on or after the Rights Distribution Date (except for any transaction approved by a majority of the disinterested directors (as defined in the rights agreement)), we were to be acquired in a merger or other business combination (in which any shares of our common stock are changed or converted into or exchanged for other securities or assets) or more than 50% of our assets or earning power and those of our subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights agreement provides that proper provision will be made so that each holder of record of a right, other than the Acquiring Person, will from and after that date have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the exercise price. In addition, unless the rights are earlier redeemed, in the event that a person or group becomes the beneficial owner of 15% or more of our voting stock (other than pursuant to a tender or exchange offer (a 'Qualifying Tender Offer') for all outstanding shares of our common stock that is approved by our board of directors, after taking into account our long-term value and all other factors they consider relevant), the rights agreement provides that proper provision will be made so that each holder of record of a right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the exercise price, that number of shares of our series A preferred stock having a market value at the time of the transaction equal to two times the exercise price (such market value to be determined with reference to the market value of our common stock as provided in the rights agreement).

     Fractions of shares of our series A preferred stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at our election, be evidenced by depositary receipts. We may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time on or prior to the close of business on the earlier of (1) the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of our board of directors and a majority of our disinterested directors may determine) and (2) the Final Expiration Time, we may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment (the 'Redemption Price'). The rights may be redeemed after the time that any person has become an Acquiring Person (other than pursuant to a Qualifying Tender Offer) only if approved by a majority of our disinterested directors. Immediately upon the effective time of the action of our board of directors authorizing redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

     For as long as the rights are then redeemable, we may, except with respect to the Redemption Price or shortening the Final Expiration Time, amend the rights in any manner, including an amendment to extend the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Amendments to the rights agreement from and after the time that any person becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer) require the approval of a majority of our disinterested directors (as provided in the rights agreement).

     Until a right is exercised, the holder, as such, will have no rights as a holder of common stock, including, without limitation, the right to vote or to receive dividends. Holders of our common stock may, depending upon the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of certain events thereafter.

     A copy of the rights agreement has been filed as an exhibit to the registration statement of which this information statement forms a part. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement which is incorporated in this summary description herein by reference.

                 PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF
                         CERTIFICATE OF INCORPORATION,
                       BY-LAWS AND DELAWARE STATUTORY LAW

GENERAL

     The provisions of our Certificate of Incorporation, our By-Laws and Delaware statutory law described in this section may delay or make it more difficult for someone to acquire us without the approval of our board. These provisions could have the effect of discouraging third parties from making acquisition proposals although such proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

     A copy of the Certificate of Incorporation is attached to this Information Statement as Appendix A and is incorporated herein by reference. The following description of certain provisions of the Certificate of Incorporation and the By-Laws is qualified in its entirety by reference to the Certificate of Incorporation and the By-Laws.

CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation provides for our board, effective upon completion of the spin-off, to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one third of our board will be elected each year. See 'Management -- Directors.'

     We believe a classified board will help to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors. This provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

     This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders' meeting following the date the acquiror obtains the controlling stock interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; VACANCIES

     The Certificate of Incorporation and the By-Laws provide that the number of directors shall not be less than three nor more than 11 and, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, shall be determined from time to time exclusively by a vote of a majority of our board then in office. The Certificate of Incorporation also provides that our board shall have the exclusive right, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, to fill vacancies, including vacancies created by expansion of our board. Furthermore, except as may be provided in the terms of any preferred stock created by resolution of our board with respect to the election of directors by the holders of such series, directors may be removed by stockholders only for cause and only by the affirmative vote of at least 66 2/3% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class. These provisions, in conjunction with the provision of the Certificate of Incorporation authorizing our board to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     The Certificate of Incorporation provides that, except as may be provided in the terms of any series of preferred stock created by resolution of our board, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The

Certificate of Incorporation also provides that special meetings of the stockholders can only be called by the Chairman of the Board or by the Secretary pursuant to a resolution approved by a majority of our board then in office. Stockholders are not permitted to call a special meeting of stockholders.

ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT MEETINGS

     The By-Laws establish an advance notice procedure with regard to stockholder proposals and nominations of individuals for election to the Board of Directors. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices 120 days or more before the date of the anniversary of the last annual stockholders' meeting (unless the meeting is to be held more than 60 days in advance of such anniversary date, in which event the stockholder proposal or director nomination shall be delivered to us no later than the close of business on the 15th day following the day on which notice of the meeting was given) and must contain specified information and conform to certain requirements, as set forth in the By-Laws. Notice of a director nomination for a special meeting must be received by us no later than the 15th day following the day on which notice of the date of a special meeting of stockholders was given. If the presiding officer at any stockholders' meeting determines that a stockholder proposal or director nomination was not made in accordance with the By-Laws, we may disregard such proposal or nomination.

     The notice of any nomination for election as a director must set forth the name, date of birth, business and residence address of the person or persons to be nominated; the business experience during the past five years of such person or persons; whether such person or persons are or have ever been at any time directors, officers or owners of 5% or more of any class of capital stock, partnership interests or other equity interest of any corporation, partnership or other entity; any directorships held by such person or persons in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended; and whether, in the last five years, such person or persons are or have been convicted in a criminal proceeding or have been subject to a judgment, order, finding or decree of any federal, state or other governmental entity, concerning any violation of federal, state or other law, or any proceeding in bankruptcy, which conviction, order, finding, decree or proceeding may be material to an evaluation of the ability or integrity of the nominee; and the consent of each such person to serve as a director if elected. The person submitting the notice of nomination, and any person acting in concert with such person, must provide their names and business addresses, the name and address under which they appear on our books (if they so appear), and the class and number of shares of our capital stock that are beneficially owned by them.

AMENDMENTS TO BY-LAWS

     The Certificate of Incorporation provides that our board or the holders of at least 66 2/3% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our By-Laws.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

     Any proposal to amend, alter, change or repeal any provision of the Certificate of Incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, generally requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of the Certificate of Incorporation relating to (1) the classification of our board,
(2) removal of Directors, (3) the prohibition of stockholder action by written consent or stockholder calls for special meetings, (4) amendment of By-Laws, or
(5) amendment of the Certificate of Incorporation requires approval by the affirmative vote of 66 2/3% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

PREFERRED STOCK AND ADDITIONAL COMMON STOCK

     Under the Certificate of Incorporation, our board will have the authority to provide by resolution for the issuance of shares of one or more series of preferred stock. Our board is authorized to fix by resolution the terms and conditions of each such other series. See 'Description of Capital Stock -- Preferred Stock.'

     We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of our stock may then be listed, or except as may be provided in the terms of any preferred stock created by resolution of our board.

     These provisions give our board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

     Moreover, the series A preferred stock is issuable under the circumstances provided for in the rights agreement upon exercise of the rights. See 'Rights Plan.'

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporations Loans (the 'DGCL'), provides that, subject to certain exceptions specified therein, an 'interested stockholder' of a Delaware corporation may not engage in any business combination with the corporation for a three-year period following the time that such stockholder becomes an 'interested stockholder' unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an 'interested stockholder', (2) upon consummation of the transaction which resulted in the stockholder becoming an 'interested stockholder,' the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or
(3) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the 'interested stockholder.' Except as otherwise specified in Section 203, an 'interested stockholder' is defined to include (1) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (2) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an 'interested stockholder' to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

                          LIMITATION ON LIABILITY AND
                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIMITATION ON LIABILITY OF DIRECTORS

     Pursuant to authority conferred by Section 102 of the DGCL, Article VII of our Certificate of Incorporation eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty, including without limitation directors serving on committees of the board of directors. Directors remain liable for:

          (1) any breach of the duty of loyalty to us or our stockholders,

          (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law,

          (3) any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and

          (4) any transaction from which directors derive an improper personal benefit.

     Article VII further provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.
Article VII also incorporates any future amendments to Delaware law which further eliminate or limit the liability of directors.

INDEMNIFICATION AND INSURANCE

     In accordance with Section 145 of the DGCL, which provides for the indemnification of directors and officers under certain circumstances, Article XIV of our By-Laws grants our directors and officers a right to indemnification, to the fullest extent permitted by law, for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party (1) by reason of the fact that they are or were our directors or officers or (2) by reason of the fact that, while they are or were our directors or officers, they are or were serving at our request as directors, officers, members, employees, fiduciaries or agents of another corporation, partnership, joint venture, trust or enterprise. Article IV further permits us to indemnify other employees and agents to the fullest extent permitted by law, for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party by reason of their employment or agency relationship. Article XIV further provides for the mandatory advancement of expenses incurred by present officers and directors in defending such proceedings in advance of their final disposition upon delivery to us by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Article XIV. Article XIV further provides that expenses incurred by our former directors or officers or other employees or agents in defending such proceedings may be paid in advance of their final disposition upon such terms and conditions, if any, as we deem appropriate. We may not indemnify or make advance payments to any person in connection with proceedings initiated against us by such person without the authorization of our board of directors, except with respect to compulsory counterclaims, cross-claims, third-party claims or in connection with suits seeking to enforce rights to indemnification or advancement of expenses as otherwise ordered by a court of competent jurisdiction.

     In addition, in the event that any successor provisions or amendments to the DGCL provide indemnification rights broader than permitted prior thereto,
Article XIV allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of the corporation and to inure to the benefit of the indemnitee's heirs, executors and administrators.

     Article XIV further provides that the right to indemnification is not exclusive of any other right which any indemnitee may have or thereafter acquire under any statute, the Certificate of Incorporation or By-Laws, any agreement or vote of stockholders or disinterested directors or otherwise, and allows us to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Our By-Laws authorize us to purchase insurance for our directors, officers and employees, and persons who serve at our request as directors, officers, members, employees, fiduciaries or agents of other enterprises against any expense, liability or loss incurred in such capacity, whether or not we would have the power to indemnify such persons against such expense or liability under the By-Laws. We intend to maintain insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of its corporate indemnification of directors and officers.

                             ADDITIONAL INFORMATION

     We have filed the registration statement with the Commission with respect to the common stock. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. This information statement describes the material terms and conditions of each contract, agreement or other document referred to herein or filed as an exhibit to the registration statement; however, with respect to each such contract, agreement or other document, reference is made to such exhibit for a more complete description of the matter involved, and each description thereof contained in this information statement shall be deemed qualified in its entirety by such reference. The registration statement and the exhibits thereto filed by us with the Commission may be inspected at the public reference facilities of the Commission listed below.

     After the spin-off, we will be subject to the information requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 10549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Materials that we file electronically with the Commission are available at the Commission's website (http://www.sec.gov), which contains reports, proxies and information statements and other information regarding issuers that file electronically with the Commission. Application has been made to list our common stock on the NYSE and, if and when such common stock commences trading on the NYSE, such reports, proxy statements and other information concerning Strategic will be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

                            ------------------------
     We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with fiscal 2000) audited by independent accountants.

                           STRATEGIC INDUSTRIES, INC.
                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
COMBINED FINANCIAL STATEMENTS                                 ----
Report of Ernst & Young LLP.................................   F-2
Report of PricewaterhouseCoopers LLP........................   F-3
Combined Statements of Operations...........................   F-4
Combined Balance Sheets.....................................   F-5
Combined Statements of Cash Flows...........................   F-6
Combined Statements of Changes in Invested Capital
  (Deficit).................................................   F-7
Notes to Combined Financial Statements......................   F-8
Schedule II -- Valuation and Qualifying Accounts............   S-1

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of U.S. INDUSTRIES, INC.

     We have audited the combined balance sheets of Strategic Industries, Inc. (the 'Company') as of September 30, 1999 and 1998 and the related combined statements of operations, cash flows, and changes in invested capital (deficit) for each of the three years in the period ended September 30, 1999. Our audits also included the financial statement schedule listed in the Index to Combined Financial Statements. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a subsidiary which statements reflect 17% and 16% of combined total assets as of September 30, 1998 and 1999, respectively, and 30%, 32% and 29% of combined net sales for the years ended September 30, 1997, 1998 and 1999, respectively. Those statements and Schedule II information were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for this subsidiary, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditor, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at September 30, 1999 and 1998, and the combined results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, based on our audits and the report of other auditors, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

New York, New York
October 22, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Garden State Tanning, Inc.
(a wholly-owned subsidiary of
U.S. Industries, Inc.)

     In our opinion, the consolidated balance sheets and the related consolidated statements of operations, of comprehensive income and changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Garden State Tanning, Inc. (a wholly-owned subsidiary of U.S. Industries, Inc.) and its subsidiary at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 (not presented separately herein) in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule II (not presented separately herein), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
Detroit, MI
October 15, 1999

                           STRATEGIC INDUSTRIES, INC.
                       COMBINED STATEMENTS OF OPERATIONS

                                                                        FOR THE FISCAL YEARS ENDED
                                                                               SEPTEMBER 30,
                                          ---------------------------------------------------------------------------------------
                                                     1997                          1998                          1999
                                                     ----                          ----                          ----
                                                                               (IN MILLIONS)
Net sales...............................            $807.9                        $888.5                        $858.9
Operating costs and expenses:
     Cost of products sold..............             577.5                         667.1                         635.9
     Selling, general and administrative
       expenses.........................             112.8                         124.2                         123.4
     Equity (earnings) loss.............              (1.7)                          2.4                           6.8
     Management fees and divisional
       overhead.........................              10.4                           6.8                           6.8
     Goodwill impairment and
       restructuring charges............               --                           62.8                           0.7
                                                    ------                        ------                        ------
Operating income........................             108.9                          25.2                          85.3
Interest expense to Affiliates..........              24.0                          19.1                          28.1
Interest expense........................               1.0                           2.6                           2.3
Interest income.........................              (0.5)                         (0.5)                         (0.5)
Gain on sale of subsidiary shares.......              (0.8)                          --                            --
Other expense, net......................               0.5                           0.7                           --
                                                    ------                        ------                        ------
Income before income taxes..............              84.7                           3.3                          55.4
Provision for income taxes..............              35.3                          25.6                          19.8
                                                    ------                        ------                        ------
Net income (loss).......................            $ 49.4                        $(22.3)                       $ 35.6
                                                    ------                        ------                        ------
                                                    ------                        ------                        ------

                  See notes to combined financial statements.

                           STRATEGIC INDUSTRIES, INC.
                            COMBINED BALANCE SHEETS

                                                                        AT SEPTEMBER 30,
                                                                        ----------------
                                                                    1998               1999
                                                                    ----               ----
                                                                         (IN MILLIONS)
                           ASSETS
Current assets:
     Cash and cash equivalents..............................       $ 12.4             $ 14.7
     Trade receivables, net.................................        146.5              133.4
     Inventories............................................        139.1              141.3
     Deferred income taxes..................................          2.4                5.7
     Other current assets...................................         19.3               13.4
                                                                   ------             ------
          Total current assets..............................        319.7              308.5
Property, plant and equipment, net..........................        132.9              130.8
Pension assets..............................................         58.8               65.1
Other assets................................................         19.0               12.2
Goodwill, net...............................................        110.1              110.1
                                                                   ------             ------
                                                                   $640.5             $626.7
                                                                   ------             ------
                                                                   ------             ------

         LIABILITIES AND INVESTED CAPITAL (DEFICIT)
Current liabilities:
     Current maturities of long-term debt...................       $  2.1             $  7.4
     Trade accounts payable.................................         63.5               52.9
     Accrued expenses and other liabilities.................         56.3               46.8
     Income taxes payable...................................          2.7                7.6
                                                                   ------             ------
          Total current liabilities.........................        124.6              114.7
Long-term debt..............................................         30.1               21.5
Deferred income taxes.......................................          1.9                1.7
Other liabilities...........................................         45.7               36.5
Notes and interest payable to Affiliates....................        312.2              514.7
                                                                   ------             ------
          Total liabilities.................................        514.5              689.1
Commitments and contingencies
Invested capital (deficit)..................................        126.0              (62.4)
                                                                   ------             ------
                                                                   $640.5             $626.7
                                                                   ------             ------
                                                                   ------             ------

                  See notes to combined financial statements.

                           STRATEGIC INDUSTRIES, INC.
                       COMBINED STATEMENTS OF CASH FLOWS

                                                               FOR THE FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ----------------------------
                                                               1997      1998       1999
                                                               ----      ----       ----
                                                                     (IN MILLIONS)
Operating activities:
     Net income (loss)......................................  $ 49.4    $(22.3)   $  35.6
     Adjustments to reconcile net income to cash provided by
      operating activities:
          Depreciation and amortization.....................    19.2      23.3       25.2
          Provision (benefit) for deferred income taxes.....     3.3      (1.1)      (0.7)
          Provision for doubtful accounts...................    (0.7)      4.2        2.4
          Gain on sale of excess real estate................    (0.1)     --         (0.5)
          Gain on sale of subsidiary stock..................    (0.8)     --        --
          Loss on sale of property, plant and equipment.....    --        --          0.3
          Goodwill impairment and restructuring charges.....    --        56.4        0.8
          Equity in (income) loss of investee...............    (1.7)      2.4        6.8
     Changes in operating assets and liabilities, excluding
      the effects of acquisitions and dispositions:
          (Increase) decrease in trade receivables..........    (0.7)    (37.1)      12.5
          (Increase) decrease in inventories................    (1.0)      2.7       (1.2)
          (Increase) decrease in other current assets.......    (0.7)     (3.7)       5.9
          Increase in other non-current assets..............   (14.8)     (7.2)     (12.1)
          Increase (decrease) in trade accounts payable.....    (9.5)     18.8      (11.3)
          Increase (decrease) in income taxes payable.......    (0.4)      1.2        4.8
          Increase (decrease) in accrued expenses and other
            liabilities.....................................    11.4       5.7      (12.0)
          Increase (decrease) in other non-current
            liabilities.....................................     2.4      (7.6)       1.1
          Other, net........................................     0.7      (0.4)       1.7
                                                              ------    ------    -------
          Net cash provided by operating activities.........    56.0      35.3       59.3
Investing activities:
     Proceeds from sale of subsidiary stock.................     3.8      --        --
     Proceeds from sale of excess real estate...............     0.4      --          1.0
     Acquisition of companies, net of cash acquired.........    --       (46.7)      (6.4)
     Purchase of investment.................................    (1.1)     (7.0)     --
     Purchases of property, plant and equipment.............   (17.7)    (27.3)     (25.1)
     Proceeds from sales of property, plant and equipment...     0.2       2.0        4.3
     Other, net.............................................    --        (1.0)     --
                                                              ------    ------    -------
          Net cash used in investing activities.............   (14.4)    (80.0)     (26.2)
Financing activities:
     Proceeds from long-term debt...........................    12.0      22.4      --
     Repayment of long-term debt............................    (7.5)     (1.0)      (1.8)
     Proceeds from notes payable to Affiliates..............     1.1      30.2      203.0
     Repayment of notes payable to Affiliates...............    --       (69.6)     (27.2)
     Increase in interest payable to Affiliates.............    --         0.6       26.7
     Capital contributions from Affiliates..................    --        --         19.2
     Dividends to USI.......................................    --        --       (203.0)
     Net transfers with USI.................................   (41.3)     66.6      (48.0)
                                                              ------    ------    -------
          Net cash (used in) provided by financing
            activities......................................   (35.7)     49.2      (31.1)

Effect of exchange rate changes on cash.....................    (0.8)     (0.5)       0.3
                                                              ------    ------    -------
          Net increase in cash and cash equivalents.........     5.1       4.0        2.3
Cash and cash equivalents at beginning of year..............     3.3       8.4       12.4
                                                              ------    ------    -------
Cash and cash equivalents at end of period..................  $  8.4    $ 12.4    $  14.7
                                                              ------    ------    -------
                                                              ------    ------    -------

                  See notes to combined financial statements.

                           STRATEGIC INDUSTRIES, INC.
          COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL (DEFICIT)
                       SEPTEMBER 30, 1997, 1998 AND 1999

                                                                         INVESTED
                                                                          CAPITAL
                                                                         (DEFICIT)
                                                                       -------------
                                                                       (IN MILLIONS)
Balance at September 30, 1996...............................              $ 23.1
Net income..................................................    49.4
Translation adjustment......................................    (1.0)
Minimum pension liability adjustment........................     0.6
                                                              ------
Comprehensive income........................................                49.0
Net transactions with Affiliates............................                10.0
                                                                          ------
Balance at September 30, 1997...............................                82.1
Net loss....................................................   (22.3)
Translation adjustment......................................    (1.9)
Minimum pension liability adjustment........................    (4.0)
                                                              ------
Comprehensive loss..........................................               (28.2)
Net transactions with Affiliates............................                72.1
                                                                          ------
Balance at September 30, 1998...............................               126.0
Net income..................................................    35.6
Translation adjustment......................................    (0.7)
Minimum pension liability adjustment........................     1.8
                                                              ------
Comprehensive income........................................                36.7
Capital contributions from Affiliates.......................                19.2
Dividends to USI............................................              (203.0)
Net transactions with Affiliates............................               (41.3)
                                                                          ------
Balance at September 30, 1999...............................              $(62.4)
                                                                          ------
                                                                          ------

                  See notes to combined financial statements.

                           STRATEGIC INDUSTRIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND DESCRIPTION OF COMPANY

     The accompanying combined financial statements include the combined operations, assets and liabilities of certain operations and other interests currently owned, directly or indirectly, by U.S. Industries, Inc. ('USI'). The Company, through its subsidiaries, manufactures and distributes a broad range of products. The subsidiaries are grouped into three segments: Consumer Products (Rexair, EJ Footwear, Native Textiles, BiltBest Windows, SCF Industries), Precision Engineered Products (Huron, Bearing, FSM, Jade Technologies, an equity interest in United Pacific) and Automotive Interior Products (Garden State Tanning, Leon Plastics).

     In contemplation of the spin-off and distribution to its stockholders by USI of the ownership in Strategic Industries, Inc. (the 'Company'), all the issued and outstanding common stock or net operating assets of certain companies and other assets and interests will be transferred to the Company (the 'Spin-off Transactions'). At September 30, 1999, the Company had no separate legal status or existence as a combined group. These financial statements are presented on a going concern basis as if the Company had existed as a corporation separate from USI during the periods presented and include the historical net assets and results of operations directly related to the Company's operations.

     USI and certain subsidiaries of USI (referred to herein as 'Affiliates') have provided certain corporate general and administrative services to the Company including legal, finance, tax, risk management and employee benefits. A portion of the related costs has been allocated to the Company based on the percentage of the Company's sales to the consolidated sales of USI as management fees. The Company's management believes such amounts are reasonable. Additionally, the direct costs attributable to division management are included in management fees and divisional overhead in the accompanying combined financial statements.

     In January 1997, an initial public offering of 25% of the shares of the Company's then wholly owned subsidiary Jade Technologies Singapore Ltd ('Jade'), a manufacturer of leadframes for the electronics industry, was completed. Jade sold 8 million shares generating cash proceeds of approximately $3.8 million. The Company recorded a gain of $0.8 million ($0.7 million after provision for deferred income taxes) in connection with the sale. Immediately after the transaction, the Company owned approximately 75% of the outstanding shares of Jade.

NOTE 2. ACCOUNTING POLICIES

     Fiscal Year: The Company's fiscal year ends on the Saturday nearest to September 30. All fiscal year data contained herein reflect results of operations for the 52, 53 and 52 week periods ended on the Saturday nearest to September 30, 1997, 1998 and 1999, respectively, but are presented as of such date for convenience of reference.

     Principles of Combination: The combined financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated. Companies, which are 20% to 50% owned, are accounted for using the equity method.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash Equivalents: Cash equivalents represent short-term, highly liquid investments, which have maturities of ninety days or less when purchased. Except for certain cash balances owned by the Company, cash accounts have been controlled on a centralized basis by an Affiliate. Accordingly, cash receipts and disbursements have been made through Affiliates. The net results of cash transactions between or on behalf of the Company, including intercompany advances are included in the combined balance sheets in invested capital (deficit).

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Depreciation and Amortization:

                                                                 FOR THE FISCAL
                                                                   YEARS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
                                                                  (IN MILLIONS)
Depreciation................................................  $13.3   $17.3   $21.0
Amortization of goodwill....................................    5.4     5.5     3.9
Amortization of unearned restricted stock of USI............    0.5     0.5     0.3
                                                              -----   -----   -----
                                                              $19.2   $23.3   $25.2
                                                              -----   -----   -----
                                                              -----   -----   -----

Trade Receivables and Concentrations of Credit Risk:

                                                              AT SEPTEMBER 30,
                                                              -----------------
                                                               1998      1999
                                                               ----      ----
                                                                (IN MILLIONS)
Trade receivables...........................................  $153.4    $139.0
Allowance for doubtful accounts.............................    (6.9)     (5.6)
                                                              ------    ------
                                                              $146.5    $133.4
                                                              ------    ------
                                                              ------    ------

     The Company operates in the United States and, to a lesser extent, in Europe, Asia and Mexico. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's estimates. At September 30, 1998 and 1999 approximately 26% of trade receivables were from four customers in the automotive industry. Sales to these customers totaled 35%, 35% and 33% of the Company's sales in 1997, 1998 and 1999, respectively. The Company may be impacted significantly by the economic stability of the automotive industry or by the loss of one or more of these customers.

Inventories:

                                                              AT SEPTEMBER 30,
                                                              -----------------
                                                               1998      1999
                                                               ----      ----
                                                                (IN MILLIONS)
Finished products...........................................  $ 66.6    $ 68.1
In-process products.........................................    40.5      37.6
Raw materials...............................................    32.0      35.6
                                                              ------    ------
                                                              $139.1    $141.3
                                                              ------    ------
                                                              ------    ------

     Inventories are valued at the lower of cost, determined under the first-in, first-out method, or market.

Property, Plant and Equipment:

                                                              AT SEPTEMBER 30,
                                                              -----------------
                                                               1998      1999
                                                               ----      ----
                                                                (IN MILLIONS)
Land and buildings..........................................  $  62.0   $  62.8
Machinery, equipment and furniture..........................    221.9     226.9
Accumulated depreciation....................................   (151.0)   (158.9)
                                                              -------   -------
                                                              $ 132.9   $ 130.8
                                                              -------   -------
                                                              -------   -------

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Property, plant and equipment are stated on the basis of cost less accumulated depreciation provided under the straight-line method.

     In March 1998, the AICPA issued Statement of Position 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use (the 'SOP'). The Company adopted the SOP on October 1, 1998. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The impact of adopting this SOP was not material.

     Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company reviews operating results and other relevant facts every fiscal quarter for each of its businesses to determine if there are indications that the carrying value of an enterprise may be impaired. The fair value methodology is used by the Company to ascertain the recoverability of the carrying value of an enterprise, when there are indications of impairment. In the event that such fair value is below the carrying value of an enterprise, for those companies with goodwill, the Company first reduces goodwill and then other long-lived assets to the extent such differential exists.

     The fair value methodology is applied to determine the recoverable value for each business on a stand-alone basis using ranges of fair values obtained from independent appraisers. In developing these ranges, the independent appraisers consider (a) publicly available information, (b) financial projections of each business based on management's best estimate, (c) the future prospects of each business as discussed with senior operating and financial management, (d) publicly available information regarding comparable publicly traded companies in each industry, (e) market prices, capitalization and trading multiples of comparable public companies and (f) other information deemed relevant. In reviewing these valuations and considering the need to record a charge for impairment of enterprise value and goodwill to the extent it is part of the enterprise value, the Company also evaluates solicited and unsolicited bids for the businesses of the Company.

     Goodwill is amortized on a straight-line basis over the estimated future periods to be benefited (ranging from 20 to 40 years, primarily 40 years). Accumulated amortization aggregated $49.3 million and $53.5 million at September 30, 1998 and 1999, respectively. Amortization and adjustments to the carrying value of goodwill amounted to $5.4 million, $60.5 million and $3.9 million for fiscal 1997, 1998 and 1999, respectively.

Accrued Expenses and Other Liabilities:

     Accrued expenses and other liabilities (current) consist of the following:

                                                     AT SEPTEMBER 30,
                                                     -----------------
                                                     1998        1999
                                                     ----        ----
                                                       (IN MILLIONS)
Compensation related...............................  $22.7       $21.5
Other..............................................   33.6        25.3
                                                     -----       -----
                                                     $56.3       $46.8
                                                     -----       -----
                                                     -----       -----

     Foreign Currency Translation: The functional currency of each of the Company's foreign operations is the local currency. Assets and liabilities of foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the period. Translation gains and losses are included in invested capital (deficit) and comprehensive income (loss).

     Income Taxes: Deferred tax assets and liabilities are computed based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. Deferred income tax expense or benefit is based on the changes in the asset or liability from period to period.

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Certain of the Company's United States earnings have been included in the consolidated federal income tax return filed by USI. Pursuant to an informal tax allocation agreement, the Company provided for income taxes as if it filed separate income tax returns. Taxes currently payable have been included in invested capital (deficit).

     Upon completion of the anticipated spin-off, such operations would no longer qualify to be members of the USI consolidated group and, accordingly, will file the applicable income tax returns in the appropriate jurisdictions. The Company and certain of its subsidiaries will enter into tax sharing and indemnification agreements in which USI and certain of its subsidiaries generally will agree to indemnify the Company and its subsidiaries for all income tax liabilities in respect to periods prior to such spin-off.

     Revenue Recognition: Revenue is recognized upon shipment of product to the customer. Provisions are made for warranty and return costs at the time of sale. Such provisions have not been material.

     Advertising Costs: Advertising costs are expensed as incurred. Such amounts totaled $2.2 million, $2.3 million and $3.4 million for fiscal 1997, 1998 and 1999, respectively.

     Research and Development Costs: Research and development costs are expensed as incurred. Such amounts totaled $1.3 million, $0.9 million and $0.2 million for fiscal 1997, 1998 and 1999, respectively.

     Fair Value of Financial Instruments: The fair value of all short-term financial instruments approximate their carrying value due to their short maturity. The fair value of the notes payable to Affiliates is also estimated to approximate their carrying amount since it is contemplated that these notes will be repaid at face value upon the completion of the spin-off and distribution.

     The fair value of all other long-term financial instruments approximated carrying value as they were based on floating interest rates and terms that continue to be available to the Company.

     Derivative Financial Instruments: The Company uses foreign exchange forward contracts on a limited basis to manage exposure to fluctuating foreign currencies. The foreign currency forward contracts are marked to market at the end of each period and any resulting gain or loss is recognized immediately in income.

     In June 1998, the Financial Accounting Standards Board issued Statement
No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted beginning in fiscal 2001. This statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company.

     Segment Reporting: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131), which is effective for years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has adopted the new requirements retroactively in fiscal 1999.

     Comprehensive Income: During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in the financial statements. Reclassification of financial statements for prior periods is required. Comprehensive income is net income and other items, which may include foreign currency translation adjustments, minimum pension

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

liability adjustments, and unrealized gains and losses on marketable securities classified as available-for-sale. Accumulated comprehensive income at September 30, 1998 and 1999 consists of $1.9 million and $2.6 million of cumulative translation adjustment, respectively, and $4.0 million and $2.2 million of additional minimum pension liability, respectively, all net of tax benefit.

     Stock Based Compensation: The Company has not historically had stock based compensation plans separate from USI. However, the Company expects to adopt its own stock based compensation plan upon the spin-off. After the spin-off, the Company will apply Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' and related interpretations in measuring compensation costs for its stock options and will disclose pro forma net income and net income per share as if compensation costs had been determined consistent with the SFAS No. 123, 'Accounting for Stock-based Compensation'. The Company has no stock options outstanding as of September 30, 1999.

     Earnings Per Share: Historical earnings per share are not presented because the Company was comprised of direct or indirect subsidiaries of the Parent.

     Equity Investment: The Company has an equity interest in United Pacific Industries Limited ('United Pacific'), a limited liability company incorporated in Bermuda and listed on the Stock Exchange of Hong Kong. United Pacific manufactures voltage converters, other electronic components and consumer products. At September 30, 1998 and 1999, the Company had beneficial ownership of approximately 20% of United Pacific with a carrying value of approximately $18.1 million and $11.3 million, respectively. This investment, included in other assets, is accounted for under the equity method. Its results are included in the Precision Engineered Products operations. At September 30, 1998 and 1999, the market value of the Company's equity investment in United Pacific was approximately $14.4 million and $6.7 million, respectively.

NOTE 3. ACQUISITIONS

     The pro forma effect of the acquisitions and the aggregate assets acquired and liabilities assumed as detailed below are not material. These acquisitions have been accounted for as purchases and their results of operations have been included in the financial statements from the date of acquisition.

     In January 1998, the Company acquired certain semiconductor leadframe assets from Philips Semi-Conductors B.V. for $15.8 million in cash which approximated the fair value of the assets acquired. The acquired operations facilities are located in the Netherlands. The results of these acquired operations are included in the Precision Engineered Products operations.

     In May 1998, the Company purchased certain flat shadow mask assets from Philips Components B.V. ('FSM') for $30.9 million, resulting in goodwill of approximately $11.7 million. The Company and Philips have entered into a multi-year supply agreement. The acquired operations are located in the Netherlands. The results of FSM are included in the Precision Engineered Products operations.

     In January 1999, the Company acquired Atech Turbine Components, Inc. ('Atech') for $6.4 million in cash, resulting in goodwill of approximately $5.7 million. Atech repairs and overhauls components of small turbine aviation engines. The acquisition was accounted for as a purchase and the results of Atech are included in the Precision Engineered Products operations.

NOTE 4. GOODWILL IMPAIRMENT AND RESTRUCTURING CHARGES

     In June 1998, USI reviewed its long-term strategy and reviewed each operating company's performance and future prospects. As a result, USI adopted a plan to improve efficiency and enhance competitiveness at some of its operations, including some now held by the Company. In addition, due to indications of impairment, USI evaluated the recoverability of certain of the Company's long-lived assets, primarily goodwill at Garden State. In arriving at the fair value of Garden State, USI considered a number of factors including:
(1) annual price concessions in the automotive industry and Garden State's inability to reduce costs due to antiquated facilities and equipment, (2) a dramatic decline in

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

scrap leather prices attributable to the Asian economic crisis, (3) the amount of capital investment that would be required to make Garden State a lower cost manufacturer, (4) Garden State's long-term financial plan and (5) analysis of values for similar companies. In determining the amount of the impairment, USI compared the net book values to the estimated fair values of Garden State. Based on the above, USI determined that an impairment to goodwill of $55.0 million was necessary which reduced future goodwill amortization by $1.9 million per annum.

     The fiscal 1998 restructuring plan included the closing of a manufacturing facility in the footwear operation and the exit from the lace manufacturing business of the textile operation. The fiscal 1999 restructuring plan included the closing of a manufacturing facility which produced infant's and children's shoes, resulting in a charge of $1.6 million. The production and distribution activities of the footwear facilities were either outsourced or consolidated into existing facilities. The restructuring plans included a reduction in the work force by approximately 500 employees, which included salaried and administrative employees at the restructured facilities as well as administrative and executive employees throughout the Consumer Products Group. As of September 30, 1999 all affected employees had been terminated. In certain cases severance and related benefits continue to be paid subsequent to the termination date.

     The restructuring did not have a significant impact on the ongoing operations during the periods that manufacturing was transitioned from the facilities that were closed. The benefits from the restructuring are primarily reduced depreciation, reduced fixed costs associated with leased facilities and reduced compensation costs. The final benefit of approximately $1.0 million per year was realized in fiscal 1999.

     The principal components of the goodwill impairment and restructuring charges consist of:

                                                               FOR THE FISCAL
                                                                YEARS ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                                                              1998       1999
                                                              ----       ----
                                                               (IN MILLIONS)
Impairment of goodwill......................................  $55.0      $--
Lease obligations and impairment of equipment...............    1.6        0.3
Severance and related costs.................................    6.2        0.4
                                                              -----      -----
     Total..................................................  $62.8      $ 0.7
                                                              -----      -----
                                                              -----      -----
Cash charges, net...........................................  $ 6.4      $(0.1)
Non-cash charges, net.......................................   56.4        0.8
                                                              -----      -----
     Total..................................................  $62.8      $ 0.7
                                                              -----      -----
                                                              -----      -----

     Cash charges of $1.5 million and $3.4 million were paid during fiscal 1998 and 1999, respectively. Additionally, $0.9 million of such charges were reversed during fiscal 1999 due to a revision of estimates and amounts paid which were less than originally anticipated. This reversal is included in goodwill impairment and restructuring charges in the combined statement of operations. The remaining cash charges of $1.4 million will be paid through the respective lease termination date or in conjunction with severance agreements.

     In addition to the goodwill impairment and restructuring charges, in connection with the restructuring plans noted above, the Company incurred inventory obsolescence and other related costs aggregating $8.3 million and $0.9 million in fiscal 1998 and fiscal 1999, respectively. These costs are reflected in cost of products sold and selling, general and administrative expenses.

     After an income tax benefit of $6.5 million and $0.6 million for fiscal 1998 and fiscal 1999, respectively, the $71.1 million of aggregate 1998 charges and the $1.6 million of 1999 charges detailed above reduced net income for fiscal 1998 and 1999 by $64.6 million and $1.0 million.

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to the charges noted above, fiscal 1999 operating income also includes $6.1 million of operating losses associated with the wind-down and closure of the west coast window operations and $2.0 million of operating losses in the infant and children's shoe division which were incurred prior to the closure of its manufacturing operations. As of September 30, 1999, the west coast window operations were closed and the infant and children's shoe division had ceased manufacturing and is currently importing all of its products.

NOTE 5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                AT SEPTEMBER 30,
                                                                -----------------
                                                                1998        1999
                                                                ----        ----
                                                                  (IN MILLIONS)
Jade debt................................................       $32.2       $28.9
Less current maturities..................................         2.1         7.4
                                                                -----       -----
Long-term debt...........................................       $30.1       $21.5
                                                                -----       -----
                                                                -----       -----

     Principal payments on long-term debt for the next five years ended September 30 are as follows:

                                                  (IN MILLIONS)
2000............................................      $ 7.4
2001............................................       20.2
2002............................................        1.0
2003............................................        0.3
2004............................................        --
                                                      -----
                                                      $28.9
                                                      -----
                                                      -----

     At September 30, 1999, the Company has unsecured notes and accrued interest payable to Affiliates in the amount of $514.7 million which mature in fiscal 2005. Interest is payable annually at 6.5% per annum. During 1997, Affiliates forgave $53.0 million of notes which was included within net transactions with Affiliates in the Statement of Invested Capital (Deficit) for such period.

     Interest paid was $25.0 million, $21.8 million and $3.8 million for fiscal 1997, 1998 and 1999, respectively, which included interest paid to an Affiliate of $24.0 million, $19.1 million and $1.5 million, respectively.

     At September 30, 1999, the Company had long-term indebtedness of $11.8 million and $17.1 million denominated in Dutch guilders and Hong Kong dollars, respectively (collectively 'Jade debt'). The interest rates on the Jade debt float and range from 4.4% to 9.0% at September 30, 1999. A portion of the Jade debt is guaranteed by an Affiliate with the remaining amount secured by the assets of the borrower. These borrowings hedge a portion of the Company's net investments in a Dutch operating company and a Hong Kong equity investment.

NOTE 6. PENSION AND OTHER POST-RETIREMENT BENEFITS

     USI and its subsidiaries have noncontributory defined benefit plans covering substantially all of its United States employees. The benefits under these plans are based primarily on years of credited service and compensation as defined under the respective plan provisions. USI's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such amounts as USI may determine to be appropriate from time to time. During fiscal 1998, certain plans of the Company were consolidated with other USI plans with no changes to benefit formulas. Information regarding the components of the changes in benefit obligations, the changes in plan assets, funded status and net periodic cost of the USI

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

plans with respect to the Company's employees is not available for 1998 and 1999. The Company also provides health care and life insurance benefits for certain groups of retirees. These plans are noncontributory, but are reflected as liabilities in the Company's balance sheets.

     USI and certain subsidiaries sponsor defined contribution plans which provide defined benefits to union employees of the Company's subsidiaries. Contributions relating to defined contribution plans are made based upon the respective plans' provisions.

     The following table provides a reconciliation of changes in the projected benefit obligation, fair value of plan assets and the funded status of the Company's defined benefit pension and postretirement benefit plans with the amounts recognized in the Company's balance sheet at September 30:

                                                     PENSION BENEFITS        OTHER BENEFITS
                                                     -----------------      -----------------
                                                     1998        1999       1998        1999
                                                     ----        ----       ----        ----
CHANGES IN PROJECTED BENEFIT OBLIGATION:
Benefit obligation at beginning of year............  $27.8      $ 38.4      $ 8.2      $  9.6
Service cost.......................................    1.9         2.2        0.3         0.4
Interest cost......................................    2.2         2.6        0.6         0.6
Actuarial (gain) loss..............................    7.3        (2.4)       0.6        (1.1)
Benefits paid......................................   (1.7)       (3.5)      (0.3)       (0.4)
Plan amendments....................................    0.9         0.4        0.2        --
Curtailments.......................................   --           0.1       --          --
                                                     -----      ------      -----      ------
Benefit obligation at end of year..................  $38.4      $ 37.8      $ 9.6      $  9.1
                                                     -----      ------      -----      ------
                                                     -----      ------      -----      ------
CHANGES IN FAIR VALUE OF PLAN ASSETS:
Fair value of assets at beginning of year..........  $30.4      $ 29.7      $--        $ --
Actual return on plan assets.......................   (1.0)        4.3       --          --
Employer contributions.............................    2.0         1.6        0.3         0.4
Benefits paid......................................   (1.7)       (3.5)      (0.3)       (0.4)
                                                     -----      ------      -----      ------
Fair value of assets at end of year................  $29.7      $ 32.1      $--        $ --
                                                     -----      ------      -----      ------
                                                     -----      ------      -----      ------
FUNDED STATUS OF PLANS:
Plan assets (less than) projected benefit
  obligation.......................................  $(8.7)     $ (5.7)     $(9.6)     $ (9.1)
Unrecognized transition asset......................   (0.3)       (0.2)      --          --
Unrecognized net actuarial gain....................    6.4         3.0       (0.5)       (1.7)
Unamortized prior service cost.....................    3.1         1.8        0.4         0.2
                                                     -----      ------      -----      ------
Net amount recognized..............................  $ 0.5      $ (1.1)     $(9.7)     $(10.6)
                                                     -----      ------      -----      ------
                                                     -----      ------      -----      ------
AMOUNTS RECOGNIZED IN THE BALANCE SHEET CONSIST OF:
Accrued benefit liability..........................  $(8.5)     $ (7.3)     $(9.7)     $(10.6)
Intangible asset...................................    2.9         2.8       --          --
Accumulated other comprehensive income.............    6.1         3.4       --          --
                                                     -----      ------      -----      ------
Net amount recognized..............................    0.5        (1.1)      (9.7)      (10.6)
Participation in USI Plan..........................   55.9        62.3       --          --
                                                     -----      ------      -----      ------
          Total amount recognized..................  $56.4      $ 61.2      $(9.7)     $(10.6)
                                                     -----      ------      -----      ------
                                                     -----      ------      -----      ------

     The aggregate projected benefit obligation and the aggregate fair value of plan assets, for the plans that have projected benefit obligation in excess of plan assets, are $38.4 million and $29.7 million, respectively, in 1998 and $37.8 million and $32.1 million, respectively, in 1999.

     The aggregate accumulated benefit obligation and the aggregate fair value of plan assets, for the plans that have accumulated benefit obligation in excess of plan assets, are $24.8 million and $18.1 million, in 1998 and $24.5 million and $19.9 million, respectively, in 1999.

     The Company's plan assets in the pension plans are included in a master trust managed by USI, which principally invests in listed stocks and bonds, including common stock of USI. USI's common stock included in plan assets was 783,100 and 983,100 shares at September 30, 1998 and 1999,

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

representing $11.8 million and $15.5 million of the master trust's assets for the same respective periods. During 1999 $0.2 million in dividends on USI stock was paid to the master trust.

     The assumptions used and the net periodic pension cost for the Company's defined benefit plans, as well the total contributions charged to pension expense for the defined contribution plans covering employees in the United States are presented below. Net periodic income for the Company's plans which were consolidated with other USI plans is included in the cost of participation in a USI plan:

                                        PENSION BENEFITS          OTHER BENEFITS
                                    ------------------------   ---------------------
                                     1997     1998     1999    1997    1998    1999
                                     ----     ----     ----    ----    ----    ----
WEIGHTED-AVERAGE ASSUMPTIONS AS OF
  SEPTEMBER 30
Discount rate.....................    7.50%    6.75%   7.50%    7.50%   6.75%  7.50%
Expected return on plan assets....    9.00%    9.50%   9.50%    --      --      --
Rate of compensation increase.....    4.50%    4.25%   4.50%    --      --      --
COMPONENTS OF NET PERIODIC BENEFIT
  COST
Defined benefit plans:
     Service cost.................  $  4.0   $  1.9     $2.2    $0.3    $0.3    $0.4
     Interest cost................     9.0      2.2      2.6     0.6     0.6     0.6
     Expected return on plan
       assets.....................   (16.9)    (2.4)    (2.8)   --      --      --
     Amortization of unrecognized
       transition asset...........    (1.8)    (0.1)    --      --      --      --
     Prior service cost...........     0.3      0.2      0.3    --      --       0.1
     Net actuarial
       (gains)/losses.............    (0.5)    --        0.4    --      --      --
     Cost due to curtailment......    (0.7)    --        0.5    --      --       0.2
     Cost of participation in a
       USI plan...................    --       (5.1)    (6.2)   --      --      --
                                    ------   ------   ------   -----   -----   -----
Net periodic benefit cost (income)
  for defined benefit plans.......    (6.6)    (3.3)    (3.0)    0.9     0.9     1.3
Defined contribution plans........    --        0.1      0.7    --      --      --
                                    ------   ------   ------   -----   -----   -----
Net periodic benefit cost
  (income)........................  $ (6.6)   $(3.2)   $(2.3)   $0.9    $0.9    $1.3
                                    ------   ------   ------   -----   -----   -----
                                    ------   ------   ------   -----   -----   -----

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., the health care cost trend rate) for the other postretirement benefit plans was 9.0% for 1999 and is assumed to decrease 0.5% a year to 5.5%. A one-percentage-point change in the assumed health care cost trend rate would have the following effects at and for the year ended September 30, 1999 (in millions):

Effect of a 1% increase in the health care cost trend rate
  on:
     Service cost plus interest cost........................  $ 0.2
     Accumulated post-retirement benefit obligation.........    1.1

Effect of a 1% decrease in the health care cost trend rate
  on:
     Service cost plus interest cost........................   (0.2)
     Accumulated post-retirement benefit obligation.........   (0.9)

     The tables above set forth the historical components of net periodic pension cost and a reconciliation of the funded status of the pension and other postretirement benefit plans for the employees associated with the Company and is not necessarily indicative of the amounts to be recognized by the Company on a prospective basis.

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7. LEASES

     Rental expense for operating leases was $4.7 million, $5.5 million and $6.0 million for the fiscal years ended September 30, 1997, 1998 and 1999, respectively.

     Future minimum rental commitments under noncancellable operating leases as of September 30, 1999 are:

                                                  (IN MILLIONS)
2000............................................      $ 8.8
2001............................................        7.0
2002............................................        5.8
2003............................................        4.1
2004............................................        3.5
Thereafter......................................        6.7
                                                      -----
                                                      $35.9
                                                      -----
                                                      -----

NOTE 8. INCOME TAXES

     Income before income taxes consists of:

                                                         FOR THE FISCAL YEARS
                                                          ENDED SEPTEMBER 30,
                                                         ---------------------
                                                         1997    1998    1999
                                                         ----    ----    ----
                                                             (IN MILLIONS)
United States..........................................  $81.6   $ 1.1   $51.0
Foreign................................................    3.1     2.2     4.4
                                                         -----   -----   -----
                                                         $84.7   $ 3.3   $55.4
                                                         -----   -----   -----
                                                         -----   -----   -----

     The provisions (benefit) for federal, foreign, and state income taxes consist of:

                                                         FOR THE FISCAL YEARS
                                                          ENDED SEPTEMBER 30,
                                                         ---------------------
                                                         1997    1998    1999
                                                         ----    ----    ----
                                                             (IN MILLIONS)
Current:
     Federal...........................................  $27.3   $21.6   $13.7
     Foreign...........................................    1.0     3.0     4.8
     State.............................................    3.7     2.1     2.0
                                                         -----   -----   -----
                                                          32.0    26.7    20.5
     Deferred..........................................    3.3    (1.1)   (0.7)
                                                         -----   -----   -----
                                                         $35.3   $25.6   $19.8
                                                         -----   -----   -----
                                                         -----   -----   -----

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's effective income tax provision differs from the statutory federal income tax provision as follows:

                                                         FOR THE FISCAL YEARS
                                                          ENDED SEPTEMBER 30,
                                                         ---------------------
                                                         1997    1998    1999
                                                         ----    ----    ----
                                                             (IN MILLIONS)
Statutory federal income tax provision.................  $29.6   $ 1.2   $19.4
Foreign income tax differential........................   (0.6)    1.8    --
State income taxes (net of federal benefit)............    2.4     1.4     1.3
Goodwill amortization..................................    1.8     1.6     1.1
Goodwill impairment....................................   --      19.3    --
Change in valuation allowance..........................   --      --      (1.3)
Miscellaneous..........................................    2.1     0.3    (0.7)
                                                         -----   -----   -----
                                                         $35.3   $25.6   $19.8
                                                         -----   -----   -----
                                                         -----   -----   -----

                                                                AT SEPTEMBER 30,
                                                              ---------------------
                                                               1998           1999
                                                               ----           ----
                                                                  (IN MILLIONS)
Deferred tax liabilities:
     Property, plant and equipment..........................  $ (6.9)        $ (8.7)
     Inventory..............................................    (0.3)           1.7
     Net pension assets.....................................   (17.1)         (18.2)
                                                              ------         ------
          Total deferred tax liabilities....................   (24.3)         (25.2)
Deferred tax assets:
     Accruals and allowances................................    12.6           15.2
     Equity investment......................................    --              2.4
     Postretirement benefits................................     3.0            1.4
     Deductible goodwill....................................     9.2            8.4
     Foreign net operating loss.............................     1.3            1.8
     Valuation allowance....................................    (1.3)          --
                                                              ------         ------
          Total deferred tax assets.........................    24.8           29.2
                                                              ------         ------
          Net deferred tax (liability) asset................  $  0.5         $  4.0
                                                              ------         ------
                                                              ------         ------

The classification of the deferred tax balances is:

                                                                AT SEPTEMBER 30,
                                                              ---------------------
                                                               1998           1999
                                                               ----           ----
                                                                  (IN MILLIONS)
Current asset...............................................  $  2.7         $  5.7
Current liability...........................................    (0.3)          --
                                                              ------         ------
                                                                 2.4            5.7

Noncurrent asset............................................    22.1           25.2
Noncurrent liability........................................   (24.0)         (26.9)
                                                              ------         ------
                                                                (1.9)          (1.7)
                                                              ------         ------
Net deferred tax (liability) asset..........................  $  0.5         $  4.0
                                                              ------         ------
                                                              ------         ------

NOTE 9. STOCK COMPENSATION PLANS

     Certain key employees of the Company participate in stock incentive plans of USI that provide for awards of restricted stock and options to purchase USI common stock at prices equal to the fair value of the underlying shares at the date of grant. Restrictions on stock awarded to employees of the

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Company under the USI plans lapse either in tranches periodically throughout a seven-year period or at the expiration of the seven-year period. Upon the spin-off, the restrictions will lapse for the next scheduled tranche or on a portion of the awards proportionate to the period of time which has passed since the date of grant. Any shares on which restrictions have not lapsed as of the spin-off date will be forfeited. The compensation expense related to the award of USI restricted stock to key employees of the Company was $0.5 million, $0.5 million and $0.3 milion for fiscal 1997, 1998 and 1999, respectively, and is included in the combined financial statements of the Company.

     Under USI's compensation plans, the independent directors, officers and employees may be granted options to purchase USI's stock at no less than the fair market value of the date of the option grant. Options awarded to employees of the Company under the USI stock incentive plans vest 25% per year until fully vested after four years. In accordance with the Company's options policy, those options of each effected employee which are next scheduled to vest, will vest immediately upon the spin-off. Any options, which are not vested at that point, will be forfeited. Any vested options which are not exercised within 90 days of the spin-off, subject to retirement provisions within the USI plans, will also be forfeited. The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for USI's stock option plan been determined based on the fair market value at the grant date for awards in fiscal 1997, 1998 and 1999, consistent with the provision of SFAS 123, the Company's net income
(loss) would have been adjusted to the pro forma amounts indicated below:

                                                      FOR THE FISCAL YEARS ENDED
                                                 ------------------------------------
                                                    1997         1998         1999
                                                    ----         ----         ----
                                                            (IN MILLIONS)
Net income (loss) -- as reported...............    $49.4        $(22.3)       $35.6
Net income (loss) -- pro forma.................     49.2         (22.5)        35.4

     These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

                                                          USI PLANS
                                                          ---------
Expected dividend yield at date of grant:
     1999...............................................        1%
     1998...............................................        1%
     1997...............................................        0%
Expected stock price volatility:
     1999...............................................       37%
     1998...............................................       40%
     1997...............................................       36%
Risk-free interest rate:
     1999...............................................     6.09%
     1998...............................................     5.42%
     1997...............................................     5.85%
Expected life of options................................   4 years

     The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 1997, 1998 and 1999 is $7.56, $8.85 and $6.06, respectively.

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the Company's stock option activity and related information for the years ended September 30 follows:

                                           1997                   1998                   1999
                                   --------------------   --------------------   --------------------
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                               AVERAGE                AVERAGE                AVERAGE
                                   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                    OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                   ---------   --------   ---------   --------   ---------   --------
Outstanding -- beginning of
  year...........................  1,213,719    $ 9.09    1,206,277    $10.38     804,661     $11.00
Granted..........................    145,973     20.60       13,500     24.04      33,900      17.00
Exercised........................    (76,515)     8.96     (383,476)     9.32     (66,058)      8.86
Cancelled/expired................    (76,900)    10.77      (31,640)    13.35     (54,987)     12.66
                                   ---------    ------    ---------    ------     -------     ------
Outstanding -- end of year.......  1,206,277    $10.38      804,661    $11.00     717,516     $11.35
                                   ---------    ------    ---------    ------     -------     ------
                                   ---------    ------    ---------    ------     -------     ------
Exercisable -- end of year.......    512,154    $ 8.92      519,411    $ 9.67     610,723     $10.09
                                   ---------    ------    ---------    ------     -------     ------
                                   ---------    ------    ---------    ------     -------     ------

     The following table summarizes the status of the stock options outstanding and exercisable at September 30, 1999:

                                                                            STOCK OPTIONS
                                        STOCK OPTIONS OUTSTANDING            EXERCISABLE
                                    ----------------------------------   --------------------
                                                 WEIGHTED     WEIGHTED               WEIGHTED
                                                 REMAINING    AVERAGE                AVERAGE
                                    NUMBER OF   CONTRACTUAL   EXERCISE   NUMBER OF   EXERCISE
RANGE OF EXERCISE PRICES             OPTIONS       LIFE        PRICE      OPTIONS     PRICE
------------------------            ---------   -----------   --------   ---------   --------
$8.75 to $10.33...................   550,334        5.69       $ 8.87     540,138     $ 8.84
$14.92 to $17.67..................    60,675        8.16        16.81      19,706      16.55
$20.50 to $26.00..................   106,507        7.27        21.10      50,879      20.87
                                     -------       -----       ------     -------     ------
     Total........................   717,516        6.13       $11.35     610,723     $10.09
                                     -------       -----       ------     -------     ------
                                     -------       -----       ------     -------     ------

NOTE 10. COMMITMENTS AND CONTINGENCIES

     The Company is subject to a wide range of environmental protection laws. The Company has remedial and investigatory activities underway at approximately five sites. In addition, the Company has been named as a Potentially Responsible Party ('PRP') at seven 'Superfund' sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or comparable statutes.

     It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRP's, the extent of contamination and the nature of required remedial actions. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present fair value unless the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or readily determinable. Recoveries of environmental remediation costs from other parties are recognized as assets when their receipt is deemed probable. Management expects that the amount reserved will be paid out over the periods of remediation for the applicable sites which range up to 30 years and that such reserves are adequate based on all current data. Each of the sites in question is at various stages of investigation or remediation; however, no information currently available reasonably suggests that projected expenditures associated with remedial action or compliance with environmental laws for any single site or for all sites in the aggregate, will have a material adverse affect on the Company's financial condition, results of operations or cash flows.

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     At September 30, 1999, the Company had accrued approximately $3.2 million ($0.9 million accrued as current liabilities; $2.3 million as non-current liabilities) for various environmental related liabilities of which the Company is aware. The Company believes that the range of liability for such matters is between approximately $2.0 million and $5.8 million.

     Also, certain of the Company's subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business. While certain of these matters involve substantial amounts, it is management's opinion, based on the advice of counsel, that the ultimate resolution of such litigation and environmental matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 11. SEGMENT DATA

     The Company's operations are classified into three business segments:
Consumer Products, Precision Engineered Products and Automotive Interior Products. Net sales, operating income (loss) and other data for each of the Company's business segments were:

                                                          FOR THE FISCAL
                                                           YEARS ENDED
                                                           SEPTEMBER 30,
                                                     -----------------------
                                                     1997      1998     1999
                                                     ----      ----     ----
                                                           (IN MILLIONS)

Net Sales
     Consumer Products..............................  $409.1   $410.7   $360.7
     Precision Engineered Products..................    89.2    138.1    184.7
     Automotive Interior Products...................   309.6    339.7    313.5
                                                      ------   ------   ------
          Total Net Sales...........................  $807.9   $888.5   $858.9
                                                      ------   ------   ------
                                                      ------   ------   ------
Operating Income (Loss)(1)
     Consumer Products..............................  $ 80.7   $ 48.5   $ 43.0
     Precision Engineered Products(2)...............    19.4     28.0     31.7
     Automotive Interior Products...................    19.2    (44.5)    17.4
     Management fees and divisional overhead........   (10.4)    (6.8)    (6.8)
                                                      ------   ------   ------
          Total Operating Income....................  $108.9   $ 25.2   $ 85.3
                                                      ------   ------   ------
                                                      ------   ------   ------
Interest Expense
     Consumer Products..............................  $ 13.8   $  9.7   $ 17.1
     Precision Engineered Products..................     2.2      3.4      4.7
     Automotive Interior Products...................     9.0      8.6      8.6
                                                      ------   ------   ------
          Total Interest Expense....................  $ 25.0   $ 21.7   $ 30.4
                                                      ------   ------   ------
                                                      ------   ------   ------
Interest Income
     Consumer Products..............................  $  0.1   $  0.1   $ --
     Precision Engineered Products..................     0.4      0.4      0.5
     Automotive Interior Products...................    --       --       --
                                                      ------   ------   ------
          Total Interest Income.....................  $  0.5   $  0.5   $  0.5
                                                      ------   ------   ------
                                                      ------   ------   ------
Income Before Income Taxes
     Consumer Products..............................  $ 66.9   $ 38.5   $ 25.4
     Precision Engineered Products..................    18.1     24.7     28.0
     Automotive Interior Products...................    10.1    (53.1)     8.8
     Corporate and unallocated......................   (10.4)    (6.8)    (6.8)
                                                      ------   ------   ------
          Total Income Before Income Taxes..........  $ 84.7   $  3.3   $ 55.4
                                                      ------   ------   ------
                                                      ------   ------   ------

------------

(1) Operating income for the year ended September 30, 1998 includes goodwill impairment and restructuring charges of $62.8 million and other related charges of $8.3 million. Of these charges,
                                              (footnotes continued on next page)

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(footnotes continued from previous page)
   $15.7 million relates to Consumer Products and $55.4 million relates to Automotive Interior Products.

    Operating income for the year ended September 30, 1999 includes net restructuring charges of $0.7 million and other related charges of $0.9 million. These charges relate to Consumer Products.

    In addition to the charges noted above, fiscal 1999 operating income also includes $6.1 million of operating losses associated with the wind-down and closure of the west coast window operations and $2.0 million of operating losses in the infant and children's shoe division which were incurred prior to the closure of its manufacturing operations. As of September 30, 1999, the west coast window operations were closed and the infant and children's shoe division had ceased manufacturing and is currently importing all of its products.

(2) Fiscal 1997, 1998 and 1999 operating income for the Precision Engineered Products segment includes $1.7 million, $(2.4) million and $(6.8) million, respectively, of equity earnings (loss) from the Company's investment in United Pacific. Fiscal 1998 equity loss of $(2.4) million includes a charge of $(4.0) million associated with an impairment of a subsidiary of United Pacific. Fiscal 1999 equity (loss) of $(6.8) million includes a write-down of the company's investment in United Pacific of $(5.5) million.

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   FOR THE FISCAL
                                                                    YEARS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                               1997     1998     1999
                                                               ----     ----     ----
                                                                   (IN MILLIONS)
Assets
     Consumer Products......................................  $324.3   $347.2   $334.1
     Precision Engineered Products(3).......................    73.7    150.2    146.6
     Automotive Interior Products...........................   186.2    143.0    141.5
     Corporate..............................................    --        0.1      4.5
                                                              ------   ------   ------
          Total Assets......................................  $584.2   $640.5   $626.7
                                                              ------   ------   ------
                                                              ------   ------   ------
Depreciation and Goodwill Amortization
     Consumer Products......................................  $  8.5   $  9.8   $ 10.5
     Precision Engineered Products..........................     3.1      6.4      9.3
     Automotive Interior Products...........................     7.1      6.6      5.1
                                                              ------   ------   ------
          Total Depreciation and Goodwill Amortization......  $ 18.7   $ 22.8   $ 24.9
                                                              ------   ------   ------
                                                              ------   ------   ------
Capital Expenditures
     Consumer Products......................................  $  5.8   $ 15.4   $  6.3
     Precision Engineered Products..........................     7.3      7.8      9.1
     Automotive Interior Products...........................     4.6      4.1      9.7
                                                              ------   ------   ------
          Total Capital Expenditures........................  $ 17.7   $ 27.3   $ 25.1
                                                              ------   ------   ------
                                                              ------   ------   ------

------------

(3) The Precision Engineered Products segment includes investment in equity affiliates of $14.4 million, $18.1 million and $11.3 million for fiscal 1997, 1998 and 1999 respectively.

NOTE 12. GEOGRAPHIC AREAS FINANCIAL DATA

     The Company's operations are conducted primarily in the United States, and to a lesser extent, in other regions of the world. Exported sales represented 32%, 29% and 31% of the Company's total net sales for fiscal years 1997, 1998 and 1999, respectively.

     Principal international markets served include Asia, Europe, South America, and Canada. Export sales of U.S. operations were:

                                                         FOR THE YEAR ENDED
                                                           SEPTEMBER 30,
                                                      ------------------------
                                                       1997     1998     1999
                                                       ----     ----     ----
                                                           (IN MILLIONS)
Asia................................................  $120.9   $152.8   $144.0
Other...............................................   139.4    103.9    122.5
                                                      ------   ------   ------
     Total..........................................  $260.3   $256.7   $266.5
                                                      ------   ------   ------
                                                      ------   ------   ------

                           STRATEGIC INDUSTRIES, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents certain data by geographic areas:

                                                                   FOR THE FISCAL
                                                                    YEARS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                               1997     1998     1999
                                                               ----     ----     ----
                                                                   (IN MILLIONS)
Net Sales
     United States..........................................  $771.9   $804.2   $729.0
     Foreign................................................    36.0     84.3    129.9
Operating Income(1)
     United States..........................................   106.2     19.9     78.4
     Foreign................................................     2.7      5.3      6.9
Long-lived Assets
     United States..........................................   246.1    198.4    204.6
     Foreign................................................    11.2     44.6     36.3

------------

(1) Operating income for fiscal 1998 and 1999 includes goodwill impairment and restructuring charges of $62.8 million and $0.7 million and other related charges of approximately $8.3 million and $0.9 million, respectively. All of these charges and costs relate to operating earnings within the United States.

NOTE 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial information for the fiscal years ended September 30, 1998 and 1999 is as follows:

                                                1998                                      1999
                               ---------------------------------------   ---------------------------------------
QUARTER ENDED                  DEC. 31   MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30   SEPT. 30
-------------                  -------   --------   -------   --------   -------   --------   -------   --------
Net sales...................   $215.6     $234.4    $213.8     $224.7    $220.7     $227.3    $203.0     $207.9
Gross profit................     58.2       60.0      56.7       46.5      54.7       56.6      51.5       60.2
Net income (loss)...........     14.8       14.4     (51.2)      (0.3)      9.1        7.9       2.3       16.3

     The results for the quarters ended June 30 and September 30, 1998 include $59.1 million and $3.7 million of goodwill impairment and net restructuring charges, respectively, and other related charges of $1.7 million and $6.6 million, respectively. The results for the quarter ended June 30 and September 30, 1999 include $1.1 million and $(0.4) million of restructuring charges and, for the quarter ended June 30, 1999, other related charges of $0.9 million. All periods presented are 13 weeks except for the quarter ended December 31, 1998, which is 14 weeks.

                                                                     SCHEDULE II

                           STRATEGIC INDUSTRIES, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

               COLUMN A                    COLUMN B            COLUMN C            COLUMN D     COLUMN E
                                                               ADDITIONS
                                                        -----------------------
                                         BALANCE AT     CHARGED TO   CHARGED TO                BALANCE AT
                                         BEGINNING OF   COSTS AND     OTHER                    END OF
              DESCRIPTION                 PERIOD        EXPENSES     ACCOUNTS     DEDUCTIONS   PERIOD
---------------------------------------  ------------   ----------   ----------   ----------   ----------
                                                                  (IN MILLIONS)
Year ended September 30, 1997
Deducted from asset accounts:
     Allowance for doubtful accounts...      $5.1         $(0.7)       $   --       $(0.3)        $4.1
Year ended September 30, 1998
Deducted from asset accounts:
     Allowance for doubtful accounts...       4.1           4.2            --        (1.4)         6.9
Year ended September 30, 1999
Deducted from asset accounts:
     Allowance for doubtful accounts...       6.9           2.4            --        (3.7)         5.6

                                                                         ANNEX A

                                    FORM OF
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                           STRATEGIC INDUSTRIES, INC.

     Strategic Industries, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

     1. The name of the Corporation is Strategic Industries, Inc. (the 'Corporation'). The Corporation was originally incorporated under the name HKID 11 Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 30, 1987. The Certificate of Incorporation of the Corporation was previously amended on April 4, 1988 and July 8, 1999. This Amended and Restated Certificate of Incorporation restates and further amends the Certificate of Incorporation of the Corporation, as heretofore amended, and has been adopted and approved in accordance with the provisions of Sections 245 and 242 of the Delaware General Corporation Law. Stockholder approval of this Amended and Restated Certificate of Incorporation was effected by written consent in accordance with Section 228 of the Delaware General Corporation Law.

     2. The text of the Certificate of Incorporation of the Corporation, as heretofore amended, hereby is amended and restated to read in its entirety as follows:

                                   ARTICLE I

                                      NAME

     The name of the Corporation is Strategic Industries, Inc.

                                   ARTICLE II

                         ADDRESS OF REGISTERED OFFICE;
                            NAME OF REGISTERED AGENT

     The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address in the State of Delaware is The Corporation Trust Company.

                                  ARTICLE III

                               PURPOSE AND POWERS

     The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the Delaware General Corporation Law ('Delaware Law'). It shall have all powers that may now or hereafter be lawful for a corporation to exercise under Delaware Law.

                                   ARTICLE IV

                                 CAPITAL STOCK

     SECTION 4.1 Total Number of Shares of Stock. The total number of shares of capital stock of all classes that the Corporation shall have authority to issue is 25,000,000 (Twenty-Five Million) shares. The authorized capital stock is divided into 2,000,000 (Two Million) shares of preferred stock, of the par value of $.01 each (the 'Preferred Stock'), and 23,000,000 (Twenty-Three Million) shares of common stock, of the par value of $.01 each (the 'Common Stock').

     SECTION 4.2 Preferred Stock. (a) The shares of Preferred Stock of the Corporation may be issued from time to time in one or more series thereof, the shares of each series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series, adopted by the board of directors of the Corporation (the 'Board of Directors') as hereinafter provided.

     (b) Authority is hereby expressly granted to the Board of Directors, subject to the provisions of this Article IV and to the limitations prescribed by Delaware Law, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of each series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

          (i) the maximum number of shares to constitute such series (which may subsequently be increased or decreased by resolutions of the Board of Directors unless otherwise provided in the resolution providing for the issue of such series), the distinctive designation thereof and the stated value thereof if different than the par value thereof;

          (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation that such dividends shall bear to the dividends payable on any other class or classes of stock or any other series of any class of stock of the Corporation, and whether such dividends shall be cumulative or noncumulative;

          (iii) whether the shares of such series shall be subject to redemption, in whole or in part, and if made subject to such redemption the times, prices and other terms and conditions of such redemption, including whether or not such redemption may occur at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event;

          (iv) the terms and amount of any sinking fund established for the purchase or redemption of the shares of such series;

          (v) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of any stock or any other series of any class of stock of the Corporation, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

          (vi) the extent, if any, to which the holders of shares of such series shall be entitled to vote with respect to the election of directors or otherwise;

          (vii) the restrictions, if any, on the issue or reissue of any additional Preferred Stock;

          (viii) the rights of the holders of the shares of such series upon the dissolution of, or upon the subsequent distribution of assets of, the Corporation; and (ix) the manner in which any facts ascertainable outside the resolution or resolutions providing for the issue of such series shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such series.

     SECTION 4.3 Common Stock. The shares of Common Stock of the Corporation shall be of one and the same class. The holders of Common Stock shall have one vote per share of Common Stock on all matters on which holders of Common Stock are entitled to vote.

                                   ARTICLE V

                               BOARD OF DIRECTORS

     SECTION 5.1 Powers of Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors, which shall consist of not fewer than three or more than eleven members. In furtherance, and not in limitation, of the powers conferred by Delaware Law, the Board of Directors is expressly authorized to:

          (a) adopt, amend, alter, change or repeal the By-Laws of the Corporation; provided, however, that no By-Laws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such new By-Laws had not been adopted;

          (b) determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the business and affairs of the Corporation, including the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Corporation, and to determine the time and place of, and the notice requirements for, Board meetings, as well as the quorum and voting requirements for, and the manner of taking, Board action; and

          (c) exercise all such powers and do all such acts as may be exercised or done by the Corporation, subject to the provisions of Delaware Law, this Certificate of Incorporation, and the By-Laws of the Corporation.

     SECTION 5.2 Number of Directors. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof with respect to any directors elected by the holders of such series, and subject to Section 5.1 of this Certificate of Incorporation, the number of directors constituting the Board of Directors shall be determined from time to time exclusively by a vote of a majority of the Board of Directors in office at the time of such vote.

     SECTION 5.3 Classified Board of Directors. The directors shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible, and with the initial term of office of the first class of directors to expire at the 2001 annual meeting of stockholders, the initial term of office of the second class of directors to expire at the 2002 annual meeting of stockholders and the initial term of office of the third class of directors to expire at the 2003 annual meeting of stockholders, in each case upon the election and qualification of their successors. Commencing with the 2001 annual meeting of stockholders, directors elected to succeed those directors whose terms have thereupon expired shall be elected to a term of office to expire at the third succeeding annual meeting of stockholders after their election, and upon the election and qualification of their successors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain the number of directors in each class as nearly equal as reasonably possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

     SECTION 5.4 Vacancies. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof with respect to any directors elected by the holders of such series, any vacancies in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and any directors so appointed shall hold office until the next election of the class of which such directors have been chosen and until their successors are elected and qualified.

     SECTION 5.5 Removal of Directors. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof with respect to any directors elected by the holders of such series, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class.

                                   ARTICLE VI

                STOCKHOLDER ACTIONS AND MEETINGS OF STOCKHOLDERS

     Except as may be provided in a resolution or resolutions providing for any class or series of Preferred Stock pursuant to Article IV hereof, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any written consent in lieu of a meeting by such holders. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or by the Secretary upon direction of the Board of Directors pursuant to a resolution adopted by a majority of the members of the Board of Directors then in office. Elections of directors need not be by written ballot, unless otherwise provided in the By-Laws. For purposes of all meetings of stockholders, a quorum shall consist of a majority of the shares entitled to vote at such meeting of stockholders, unless otherwise required by law.

                                  ARTICLE VII

                      LIMITATION ON LIABILITY OF DIRECTORS

     No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, including without limitation directors serving on committees of the Board of Directors; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. If Delaware Law is amended hereafter to authorize corporate action further eliminating or limited the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Delaware Law, as so amended. Any amendment, repeal or modification of this
Article VII shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

                                  ARTICLE VIII

                              AMENDMENT OF BY-LAWS

     The Board of Directors shall have the power to adopt, amend, alter, change or repeal any By-Laws of the Corporation. In addition, the stockholders of the Corporation may adopt, amend, alter, change or repeal any By-Laws of the Corporation by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class (notwithstanding the fact that a lesser percentage may be specified by Delaware Law).

                                   ARTICLE IX

                   AMENDMENT OF CERTIFICATE OF INCORPORATION

     The Corporation hereby reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred upon stockholders, directors, and officers herein are granted subject to this reservation. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof and that relate to such series of Preferred Stock, any such amendment, alteration, change or repeal shall require the affirmative vote of both (a) a majority of the members of the Board of Directors then in office and (b) a majority of the voting power of all of the shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; except that any proposal to amend, alter, change or repeal the provisions of Articles 5.3,
Article 5.5, Article VI, Article VIII and this Article IX shall require the affirmative vote of 66 2/3% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

                                   ARTICLE X

                                  SEVERABILITY

     In the event that any provision of this Certificate of Incorporation (including any provision within a single Section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the full extent permitted by law.

     THE UNDERSIGNED, being the Vice President and Secretary of the Corporation, for the purpose of amending and restating the Certificate of Incorporation of the Corporation pursuant to Delaware Law, does make this Certificate, hereby declaring and certifying that this is the act and deed of the Corporation and that the facts herein stated are true, and accordingly have hereunto set my hand
as of             .

                                           .....................................
                                          STEVEN C. BARRE,
                                          Vice President and Secretary

                                                                         ANNEX B

                        STRATEGIC STOCK INCENTIVE PLAN*

------------
* To be provided in an amendment to this filing.

                                                                         ANNEX C

             MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF AWARDS AND
           MATERIAL FEDERAL INCOME, ESTATE AND GIFT TAX CONSEQUENCES
                      RELATING TO THE TRANSFER OF OPTIONS
                         UNDER OUR STOCK INCENTIVE PLAN

     The following discussions of the principal federal income tax consequences with respect to options, restricted stock and non-employee director awards under the SIP and the income, estate and gift tax consequences relating to the transfer of options are based on statutory authority and judicial and administrative interpretations as of the date of this information statement, which are subject to change at any time (possibly with retroactive effect). The discussions are limited to the U.S. tax consequences to individuals who are citizens or residents of the U.S. other than those individuals who are taxed on a residence basis in a foreign country. U.S. tax law is technical and complex and the discussion below represents only a general summary.

     THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL THE TAX CONSIDERATIONS THAT MAY BE RELEVANT. EACH RECIPIENT OF A GRANT IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH GRANTEE OF THE GRANT AND THE DISPOSITION OF COMMON STOCK.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF AWARDS

     Options. No income will be recognized by the recipient at the time of the grant of a non-qualified stock option.

     On exercise of a non-qualified stock option (and provided the common stock issued is not restricted stock), the amount by which the fair market value of the common stock on the date of exercise exceeds the option exercise price will be taxable to the recipient as ordinary income. The recipient's tax basis in the shares of common stock received upon exercise of an option will be equal to the amount of cash paid on exercise, plus the amount of ordinary income recognized as a result of the receipt of such shares. The subsequent disposition of shares acquired upon exercise of a non-qualified stock option will ordinarily result in capital gain or loss. If the common stock received upon exercise of an option is restricted stock, the rules described below with regard to restricted stock will apply.

     A recipient who is an officer or director of ours or a beneficial owner of more than ten percent (10%) of any class of registered equity securities of ours should consult with his or her tax advisor as to whether, as a result of
Section 16(b) of the Exchange Act and the rules and regulations thereunder that are related thereto, the timing of income recognition is deferred for any period following the exercise of an option (the 'Deferral Period'). If there is a Deferral Period, absent a written election (pursuant to Section 83(b) of the Internal Revenue Code) filed with the Internal Revenue Service within 30 days after the date of transfer of the shares of common stock pursuant to the exercise of the option to include in income, as of the transfer date, the excess (on such date) of the fair market value of such shares over their exercise price, recognition of income by the recipient could, in certain instances, be deferred until the expiration of the Deferral Period.

     The ordinary income recognized by employees with respect to the transfer of shares upon exercise of an option under the SIP will be subject to both wage withholding and employment taxes.

     We will be generally be entitled, subject to the possible application of Code Section 162(m) as discussed below and Section 280G of the Internal Revenue Code as discussed below, to a deduction in connection with the recipient's exercise of a stock option in an amount equal to the income recognized by the recipient.

     A recipient who is granted an ISO generally does not recognize any taxable income at the time of the grant or exercise of the option. Similarly, we generally are not entitled to any tax deduction at the time of the grant or exercise of the ISO. The aggregate fair market value of common stock (determined at the date of grant) with respect to which ISOs can be exercisable for the first time by a recipient during any calendar year cannot exceed $100,000. Any excess will be treated as a non-qualified stock option. If (i) the recipient makes no disposition of the shares acquired pursuant to an ISO within two (2) years from the date of grant or within one (1) year from the exercise of the option, and (ii) at all times during the period beginning on the date of grant of the option and ending on the day three (3) months before the date of such exercise, the recipient was an employee of ours or any of our subsidiaries, any gain or loss recognized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under such circumstances, we will not be entitled to any deduction for federal income tax purposes. If the recipient disposes of the shares before the later of such dates or was not employed by us or any of our subsidiaries during the entire applicable period, the recipient will have ordinary income equal to the difference between the exercise price of the shares and the market value of the shares on the date of exercise, and we will be entitled to a corresponding tax deduction, subject to the application of Code Section 162(m) of the Code and
Section 280G of the Internal Revenue Code.

     Restricted Stock. The recipient of a restricted stock award may elect under
Section 83(b) of the Internal Revenue Code, to include in ordinary income, as compensation at the time restricted stock is first issued, the excess of the fair market value of such shares at the time of issuance over the amount paid, if any, by the employee for such shares. Unless an election under Section 83(b) of the Internal Revenue Code is timely made (no later than the expiration of the 30 day period following the time of issuance), no taxable income will be recognized by the recipient of a restricted stock award until such shares are no longer subject to the restrictions or the risk of forfeiture (collectively, the 'Restrictions'). However, when the Restrictions lapse, the recipient will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock on the date of lapse over the amount paid, if any, by the recipient for such shares. The ordinary income recognized by a recipient with respect to restricted stock awarded pursuant to the SIP will be subject to both wage withholding and employment taxes.

     If an election under Section 83(b) of the Internal Revenue Code is made, dividends received on shares which are subject to Restrictions will be treated as dividend income. If a recipient does not make an election under Section 83(b) of the Internal Revenue Code, dividends received on the common stock prior to the time the Restrictions on such shares lapse will be treated as additional compensation, and not dividend income, for federal income tax purposes, and will be subject to wage withholding and employment taxes.

     In general, a deduction will be allowed to us for federal income tax purposes (subject to the discussion above regarding Code Section 162(m) and the discussion below) in an amount equal to the ordinary income recognized by a recipient with respect to restricted stock awarded pursuant to the SIP.

     If, subsequent to the lapse of Restrictions on his or her common stock, the recipient sells such shares, the difference, if any, between the amount realized from such sale and the tax basis of such shares to the holder will ordinarily result in capital gain or loss. A recipient's tax basis in restricted stock received pursuant to the SIP will be equal to the sum of the price paid for such shares, if any, and the amount of ordinary income recognized by such recipient of such shares on the lapse of Restrictions thereon.

     If an election under Section 83(b) of the Internal Revenue Code is made and, before the Restrictions on the shares lapse, the shares which are subject to such election are resold to us or are forfeited, (i) no deduction would be allowed to such recipient for the amount included in the income of such recipient by reason of such election under Section 83(b) of the Internal Revenue Code, and (ii) the recipient would recognize a loss in an amount equal to the excess, if any, of the amount paid for such restricted stock over the amount received by the recipient upon such resale or forfeiture (which loss would ordinarily be a capital loss). In such event, we would be required to include in its income the amount of any deduction previously allowable to it in connection with the transfer of such shares.

     Director's Common Stock Awards. The fair market value of an award of shares of common stock will be includible in the non-employee director's income as ordinary income at the time of the award, subject to the timely making of an election under Section 83(b) of the Internal Revenue Code, as discussed above, and will result in deferral of income recognition to the extent that as a result of Section 16(b) of the Exchange Act the timing of recognition is deferred for a period following the award. The recipient should consult with his or her tax advisor with regard to the extent of such

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deferral. We will be entitled to a deduction for the value of such award when the non-employee director recognizes income, but such amounts are not subject to wage withholding or employment taxes by us.

     Parachute Payments. In the event that the payment of any award under the SIP is accelerated because of a change in ownership (as defined in Section 280G(b)(2) of the Internal Revenue Code) and such payment of an award, either alone or together with any other payments made to the recipient by us, constitute parachute payments under Section 280G of the Internal Revenue Code, then, subject to certain exceptions, a portion of such payments would be nondeductible to us and the recipient would be subject to a 20% excise tax on such portion of the payment.

     Section 162(m) of the Code. Code Section 162(m) denies a deduction to any corporation, whose common shares are publicly held, for compensation paid to certain covered employees in a taxable year to the extent that such compensation exceeds $1,000,000. Covered employees are a company's chief executive officer on the last day of the taxable year and any other individual whose compensation is required to be reported to shareholders under the Exchange Act by reason of being among the four highest compensated officers for the taxable year and who are employed on the last day of the taxable year. The amount of ordinary income recognized by a recipient in the year of exercise of a stock option is considered in determining whether a covered employee's compensation exceeds $1,000,000. Compensation paid under certain qualified performance based compensation arrangements, which (among other things) provide for compensation based on pre-established performance goals established by a compensation committee that is comprised solely of two or more outside directors and which is disclosed to, and approved by, the majority of our stockholders, is not considered in determining whether a covered employee's compensation exceeds $1,000,000. It is intended that the options granted under the SIP (but not the restricted stock), will satisfy the requirements of Code Section 162(m) so that the awards will not be included in a covered employee's compensation for the purposes of determining whether such covered recipient's compensation exceeds $1,000,000; however the effect of Code Section 162(m) on the deductibility of such covered employee compensation cannot be ascertained with certainty. As a result, notwithstanding the foregoing discussion, no assurance can be given as to the deductibility of the covered employee compensation under Code
Section 162(m).

MATERIAL FEDERAL INCOME, ESTATE AND GIFT TAX CONSEQUENCES RELATING TO THE TRANSFER OF OPTIONS

     Federal Income Taxation. The transfer of a non-qualified stock option by the holder of a non-qualified stock option ('Optionee') to a permitted transferee ('Permitted Transferee') will not cause the Optionee to recognize taxable income or gain at the time of transfer. If and when the Permitted Transferee subsequently exercises the non-qualified stock option, the Optionee will recognize taxable income at that time in an amount equal to the excess, if any, of the fair market value of the common shares received by the Permitted Transferee on exercise (determined on the exercise date) over the exercise price of the non-qualified stock option. The Permitted Transferee's tax basis with respect to the shares received upon exercise of the non-qualified stock option will be equal to the fair market value of the shares on the date that the non-qualified stock option is exercised (i.e., the exercise price plus the amount of income recognized by the Optionee).

     Federal Gift and Estate Taxation. An Optionee's transfer of a non-qualified stock option by gift will be subject to federal gift tax except to the extent it is excludible by the gift tax annual exclusion of $10,000 per donee, is within the combined federal estate and gift tax exception discussed below, or is to a person's spouse. In addition, upon the death of a participant, the value of an option that has not previously been 'transferred' will be includible in the participant's gross estate for federal estate tax purposes. Transfers to spouses are not subject to such taxes, and there is combined lifetime gift and estate tax exclusion (known as the 'applicable exclusion amount'), which is $650,000 per person in 1999 and increases incrementally to $1,000,000 in 2006 under current law).

     In general, under IRS Revenue Ruling 98-21, the transfer to a family member, for no consideration, of an option, is a completed gift on the later of
(1) the transfer or (2) the time when the donee's right to exercise the option is no longer conditioned on the performance of services by the transferor. If the option becomes exercisable in stages, each portion of the option that becomes exercisable at a different time is treated as a separate option for the purpose of applying this analysis.

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     Pursuant to IRS Revenue Procedure 98-34, the Internal Revenue Service will treat an option as properly valued for gift (and estate) tax purposes, provided that the employee follows a generally recognized option pricing model, such as the Black-Scholes model or an accepted version of the binomial model. The selected model, however, must consider (as of the valuation date) the following factors: (1) the option's exercise price; (2) the option's expected life;
(3) the current trading price of the underlying stock; (4) the expected volatility of the underlying stock; (5) the expected dividends on the underlying stock; and (6) the risk-free interest rate over the remaining option term. The option pricing model must be applied properly and reasonable factors must be used when applying the option pricing model. In addition, a discount to the valuation produced by the option pricing model must not be considered in order to rely on Revenue Procedure 98-34.

     Reliance on Revenue Procedure 98-34 for valuing options is not mandatory, but provides a 'safe harbor.' Moreover, to rely on IRS Revenue Procedure 98-34 for valuing options, the factors used in the valuation must be computed in the manner described in that Revenue Procedure, including the option's expected life, the expected volatility factor of the underlying stock, the expected dividends on the underlying stock with respect to the option and the factor used for determining a risk-free interest rate.

     Employees who use the methodology described in IRS Revenue Procedure 98-34 to value their options should write 'FILED PURSUANT TO REV. PROC. 98-34' on the applicable gift (or estate) tax return.

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                            STATEMENT OF DIFFERENCES
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